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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ranbaxy Laboratories

*CURRENT ADDRESS

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3821 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/14/04

82-3821

Commitment

ARIS
12-31-03


Collaborations
Drug Delivery
Global Markets
Teamwork
Drug Discovery
Human Bridge
Training
Mergers & Acquisitions

Winning Chemistry at Work

99

MAY 28 2004 ARIS

RANBAXY
LABORATORIES LIMITED

Annual Report 2003

There is a **winning chemistry working ceaselessly at Ranbaxy**. Much more than creating new products, it is creating new possibilities.

This is the chemistry of **Team Ranbaxy**. A fascinating amalgamation of Thought and Effort, Aspirations and Commitment, Man and Technology.

It is this unique chemistry that has made us what we are... India's first transnational. The largest Indian Pharma Company ranked among the top 10 global generic pharma companies. A vibrant, research-based global player, surpassing the US$ 1 Bn turnover mark in February 2004 (on a MAT* basis).

Our ability to transform ourselves and constantly rise up the value chain is driven by a strong emphasis on employee empowerment at every level. Encouraging entrepreneurship, practicing delegation, rewarding commitment and creating opportunities for every single team member... a family of around 9000 individuals with a common **Vision for 2012**.

*Moving Annual Total


Collaborations
Intellectual Wealth
Empowerment
Branding
Delegation
Human Bridge
Acquisitions
Drug Delivery Systems
Excellence
Aspirations
Entrepreneurship
Commitment
New Drug Discovery
Specialty Pharma

Milestones 2003

January 2003

- Ranbaxy launched **Co-Amoxyclav** (Enhancin/Moxclav) in the US.
- Bayer, the licensing collaborator for Cipro once-a-day product, launched its 500mg dosage forms in the US market.

February 2003

- Ranbaxy launched a high end advanced Cephalosporin, Cefprozil, under the brand name **Refzil O** (Cefprozil).
- Ranbaxy launched its second branded product, **Sotret** (Isotretinoin), in the US.

April 2003

- Ranbaxy rolls-out the Company's Vision for 2012.

June 2003

- Ranbaxy enters into Collaborative Research with 'Medicines for Malaria Venture' (MMV), Geneva, for the development of Anti-Malarial Drug.

September 2003

- Bayer,Ranbaxy's licensing collaborator for Cipro once-a-day product (developed by Ranbaxy), launched the 1gm dosage form in the US market.
- Ranbaxy launches high-end Anti-Infective Injectable, **Cilanem**, for the first time in India.
- Ranbaxy gains USFDA approval for commercialization of **Riomet**™ (Metformin HCl) oral solution 100 mg/ml.
- Ranbaxy launches the latest Cholesterol Reducing Agent, **Rosuvas** (Rosuvastatin) in India
- Ranbaxy receives prestigious National Safety Awards for the Year 2001 & 2002.

October 2003

- Ranbaxy receives The Economic Times Award for Corporate Excellence - for the "Company of the Year".
- Ranbaxy and GlaxoSmithKline plc (GSK) entered into a drug discovery and clinical development collaboration covering a wide range of therapeutic areas signifying the recognition of Ranbaxy's research capabilities.
- Ranbaxy signs an agreement with The William Jefferson Clinton Foundation to supply HIV/AIDS drugs to millions of people in developing countries at a significantly reduced price.
- Ranbaxy & Anna University sign an agreement to collaborate for New Drug Discovery.

November 2003

- President Bill Clinton visits Ranbaxy's R&D centre to thank Ranbaxy and the other four partner companies of the Clinton Foundation who had signed an agreement to supply HIV/AIDS drugs.

December 2003

- Ranbaxy signed an agreement to acquire RPG (Aventis) SA along with its fully owned subsidiary, OPIH SARL, in France.

Contents








Mission
Growth
Sharing
Excellence
Alliances
Leadership
Empowerment
Teamwork


Vision
Exports

The Chemistry of Vision

[illegible]

[illegible]

"Global corporate community requires that a Company like Ranbaxy which aims at benchmarking its business processes on "Best of Class" basis, should continuously upgrade its own Corporate Governance systems."

Dear Shareholders,

I am happy to highlight certain salient aspects of your Company's performance during the Business Year 2003. In line with the vision articulated by Late Dr. Parvinder Singh, the former Chairman & Managing Director, to achieve US$ 1 Bn in sales by the year 2004, the Company successfully increased its global sales turnover from US$ 764 Mn in 2002 to US$ 972 Mn in 2003. While the United States, which accounted for an aggregate turnover during the year of US$ 412 Mn registered a very commendable step up from its 2002 performance of US$ 296 Mn, it was particularly encouraging that sales in Region-II, comprising Europe, CIS and Africa, rose even faster and touched the level of US$ 159 Mn in 2003, showing an increase of nearly 50% over the previous year. The acquisition by your Company of the generics business of Aventis Life Sciences under the rubric of Rhone-Poulenc Generics (RPG) at the end of 2003, has been a very notable step aimed at the expansion of its European operations. In strategic terms, the increasing share of the Company's European operations in its overall global sales constitutes a valuable counter poise to the commendable successes achieved by it in the US market. This is specially pertinent because putting too much store by the sales performance in a particular region can lead to greater chances of volatility because of the relatively rapid price erosions which characterize the generics market.

I am also glad to underscore the healthy turn-around in your Company's performance in the important India market (Region I) during the year. In the preceding four years since 1999, Ranbaxy's performance had trailed behind the performance of some of the prominent Indian peer group pharmaceutical companies, like Cipla, Sun Pharma and Dr. Reddy's Labs. But in 2003, Ranbaxy's secondary sales bettered the average for its peer group and contributed to an increase in the overall market share of your Company in domestic pharmaceutical formulations sales. This improvement was achieved by a more focused marketing effort on the one hand and the introduction of new products, especially, in the chronic-disease segments, on the other. Consequently, the share contributed by Antibiotics in total sales which had been 62% in 2002 came down to 61% in 2003, while the proportion contributed by other therapeutic products rose from 38% in 2002 to 39% in 2003. It is also noteworthy that while delivering this improved performance, the quality of sales has been further tightened, with the result that the average days outstanding in respect of domestic sales came down to 30 days in 2003 from 36 days in 2002.

As far as the Company's performance in some other key markets, like Germany, China, Brazil and Russia is concerned, while there was evidence of distinct improvement in both top line and bottom line numbers in Russia and Germany, the performance in Brazil and China showed need for further improvements in terms of both new products as well as better management of cost and price parameters.

Research & Development

Recognizing the vital role played by R&D in the overall operations and the future progress of your Company, great emphasis has continued to be accorded to this function. Against the overall expenditure of US$ 40 Mn in 2002, the outlay was increased to US$ 59 Mn in 2003. This included increase in the provisions for capital expenditure for US$ 8 Mn in 2003 against US$ 5 Mn in 2002. Likewise, the strength of trained scientific staff with Post-Graduate qualifications deployed in R&D went up from 583 in 2002 to 799 in 2003. Construction of a third building to house the expanding R&D activities was also initiated early in the year. The number of Abbreviated New Drug Application (ANDA) filings by the end of the year cumulatively stood at 121 in the USA. Of these, the ANDA filings in 2003 totaled 26 against 25 such filings in 2002. The number of new marketing approvals received from Regulatory Authorities in the US rose to 24 in 2003, as compared to 11 in 2002.

In order to synergize the strength in early drug discovery research possessed by leading multinationals with the second stage drug discovery capabilities of your Company including carrying out of in-vitro and in-vivo trials along with early stage clinicals, a research collaboration was arrived at with GlaxoSmithKline (GSK) during the latter half of the year.

Human Resources

Since people constitute the most precious resource of a company like Ranbaxy, greater emphasis is being focused not only on recruiting personnel in the first instance, who combine professional domain competence with high ethical commitment, but also on the regular training of Ranbaxy staff, across the whole organization. During 2003, a total number of 23,616 man days of training were imparted at the managerial and shop floor levels, compared to 13,662 man days of training at these levels in the preceding year. Besides, in order to get independent feedback regarding the level of employees' satisfaction, some surveys were conducted during the year through external agencies. Efforts are underway to take remedial actions to overcome deficiencies which have been revealed during these surveys, so that the workforce at all levels perceives an environment of nurturing and growth and is, thereby, motivated to contribute optimally to the Company's performance. Benchmarking of salary levels of a number of key management positions





against global levels of compensation have also been put in place to retain high performing staff in critical positions.

Code of Conduct

I have been stressing from the beginning of my tenure as Chairman that your Company has to maintain the highest standards of ethical conduct throughout the organization. While all Ranbaxians are expected to autonomously adhere to such conduct and maintain complete ethical integrity while dealing with Company's affairs, organizational mechanisms have also to be instituted and appropriate practices put in place to exercise alert oversight and meaningful surveillance. In this context, the Operating Management has been asked to institute such an effective ethical oversight mechanism, including formalization of a Code of Conduct. I would urge all Ranbaxians to not only conduct themselves in an ethically unimpeachable manner at all times but also remain alert about any indications of impropriety which may come to their notice, for appropriate evaluation and action by the Company's supervisory authorities.

Corporate Governance

The clear move aimed at tightening up of Corporate Governance across the global corporate community requires that a Company like Ranbaxy which aims at benchmarking its business processes on "Best of Class" basis, should continuously upgrade its own Corporate Governance systems. Independent, Non-Executive Directors are now expected to play a much more significant oversight role for ensuring that all key functions of the Company are discharged in a manner that safeguards and enhances stakeholders' and shareholders' interests. As an Associate Member of the New York Conference Board, your Company has been able to access very useful information regarding the evolution of Corporate Governance guidelines in principal markets like USA and has stepped up its efforts to comply with those standards. Corporate Governance Committees of the Board, viz., Management Committee, Finance Committee, Audit Committee, Compensation Committee, Science Committee and Shareholders/Investors Grievance and Share Transfer Committee, have been working diligently, in tandem with the Operating Management, to provide meaningful guidance on matters impacting the Company's overall performance. Further details in this behalf appear in the Chapter on Corporate Governance appearing subsequently in the Annual Report. In this connection, it is particularly pertinent to mention that the scope of work of the Audit Committee is being expanded to cover not only issues concerning accurate financial reporting and financial disclosure but also that of careful assessment of the adequacies of systems which are in place to address various areas of potential risk for the Company. A comprehensive mapping of the Company's risk landscape is also underway.

In the middle of June 2003, an unfortunate incident occurred in one of the solvent recovery units at the Mohali- API (Active Pharmaceutical Ingredients) facility of your Company. This mishap occurred despite relevant precautions having been taken and led to the loss of the precious lives of four

Ranbaxians as well as one employee of a transport company whose vehicle had been parked in the vicinity. The injured were immediately moved to the neighboring state-of-the-art Fortis hospital where they were provided with the best possible emergency and indoor treatment. Close liaison was maintained with the families of victims. Independent feedback given by their next of kin was that the Company had earnestly done its best to alleviate the adverse consequences of the mishap. The Department of Environment, Health and Safety of your Company has further intensified its efforts to ensure that all possible precautionary measures remain in place at all production sites of the Company so that occurrence of such incidents can be prevented as far as possible.

Management Changes

Towards the end of the year, on December 22, 2003, the Board of Directors met to consider whether at the expiry of the present five-year term of the CEO & Managing Director, Mr. D. S. Brar, on July 4, 2004, he would be available to serve for a further term of the office beyond that date. On being informed by Mr. D. S. Brar that he would not be available to serve for a further tenure in that capacity and, in accordance with his advice, the Board of Directors decided that Dr. Brian W. Tempest, who had been serving as President (Pharmaceuticals) of your Company since January 2000, should be designated as his successor w.e.f. July 5, 2004. Dr. Brian W. Tempest brings with him over 32 years of experience in the pharmaceutical sector in the global arena, of which the last nearly nine years have been spent with your Company. He has contributed very commendably to developing the Company's product-portfolios and businesses in key markets.

It was also decided at this meeting, in accordance with Mr. D. S. Brar's recommendation, that in the vacancy caused by Dr. Brian W. Tempest's elevation, his position as President (Pharmaceuticals) should be filled by Mr. Malvinder Mohan Singh, Regional Director, Region I (India). It was noted that Mr. Malvinder Mohan Singh had conducted himself with commendable efficiency in both his crucial assignments as Director, Global Licensing during 2001 and 2002 and as Regional Director, India Region, during 2003 and had displayed robust leadership and team building qualities as well as high degree of industriousness and dedication.

It was also decided that in order to smooth the transition in the Company's stewardship from Mr. Brar to Dr. Tempest, the latter should be designated as Jt. Managing Director & CEO - Designate, w.e.f. January 1, 2004.

On behalf of the Board of Directors and on your behalf, I wish to place on record our sincere appreciation of the very competent and focused leadership provided to your Company by Mr. D. S. Brar during his tenure as CEO & Managing Director, which has resulted in the Company's sure-footed progression from a turnover of less than US$ 500 Mn in 1999 to nearly US$ 1 Bn in 2003. In his efforts, Mr. Brar received the cooperation of a professionally competent and motivated core team of senior executives looking after the Company's principal regional markets as well as its key functions, such as R&D, Finance, Legal and Corporate Affairs.

Dr. Brian Tempest who will take on the mantle of the Company's leadership as CEO & Managing Director in early July this year holds a Ph.D in Chemistry from Lancaster University. He understands the strengths of our R&D both in developing generics as well as in developing new chemical entities and new drug delivery systems. He fully shares the Vision GARUDA adopted by your Company in late 2002 to strive to attain US$ 5 Bn in global sales by the year 2012. More importantly, he has deep insight and knowledge of the business processes of your Company. He is a seasoned leader as well as a team builder and believes in transparency and open communications inter-se between all professionals working for the Company. With this combination of high ethical commitment and professional domain competence and remarkable capacity for rigorous hard work, the Board of Directors is confident that your Company's future will rest in good hands when Dr. Tempest takes up the reins thereof later this year.

At the end of 2003, Mr. V.K. Kaul, Executive Vice President-Finance, laid down office as CFO of the Company, on retirement. His successor, Mr. Ram S. Ramasundar, had joined the Company as CFO-Designate in the middle of October, 2003. Mr. Kaul served your Company with great distinction, dedication and industriousness, coupled with the highest standards of integrity for 28 years and has left an indelible mark in corporate financial circles with his acumen and insight.

His successor, Mr. Ramasundar, comes with strong credentials both in terms of academics and corporate experience as a former CFO of Pepsi Foods and a former CEO of Electrolux India, before taking up his assignment at Ranbaxy Laboratories Ltd. I have no doubt that Mr. Ramasundar will add great value to the Company's overall operations and will carry forward the robust tradition of sound and insightful financial management set by his predecessor. On behalf of the Board of Directors and all of you, I wish to formally offer him our best wishes for his professional success and personal happiness while serving the Company.

Closing Remarks

In closing, I would like to warmly thank the nearly 9000 Ranbaxians working in the various inter-related functions of Production, R&D, Supply Chain Management, Marketing, Regulatory Compliances, Quality Assurance, Human Resource and Development, Legal and Corporate Affairs, right from the level of shop-floor workers upwards for the dedicated work put in by them which has led to the Company returning a strong business performance during 2003. I am sure that by their continued efforts under the new leadership of Dr. Brian Tempest and his Core Corporate Team including the critical leadership being provided by our Regional Directors and Country Managers, and fully supported by our focused R&D efforts and world-class manufacturing competencies, your Company will continue to add value to all its stakeholders during the years ahead and progress diligently towards its Vision GARUDA goals.

Tejendra Khanna
Chairman
April 26, 2004



"...we received prestigious corporate excellence awards - most coveted being The Economic Times - 'Company of the Year Award'."



Dear Shareholders,

This is an important year in the journey of Ranbaxy for several reasons. Ours is a Company with huge ambition and bustling energy to match it. Various elements resonated in unison this year auguring a vibrant future ahead. We saw many milestones achieved, the most important of which was crossing the billion dollar revenue mark, ahead of the time we had planned for it. While it may seem yet another financial measure set in the global context of the life sciences industry, it served as a goal around which the entire Ranbaxy family rallied for the last decade. It was the vision that aligned our people and brought out the best in them. It is also the year that saw us renew our purpose with Vision GARUDA that will amplify this energy over the next decade.

Given our context in which we set our vision ten years ago as a small, India-based generic Company, we made decisions along the road that were perhaps counterintuitive and even over-reaching. Yet, the decisions made at various points of inflection along our journey stood us in good stead and bestowed upon Ranbaxy a position of leadership that was well earned. It is this leadership at home that we extended among generics world wide, and it is the people who delivered us here, now renewed and energized by new incumbents, that will see us to the next milestones of this inexorable march.

One key aspect that distinguishes Ranbaxy and puts it on a trajectory that is different from its competition, I believe, is an extraordinary display of commitment and grit. This year saw spectacular growth in the US market, keeping the Company among the top 10 generic companies of that market. We laid the foundation towards transforming ourselves into a specialty pharmaceutical company, in what will remain to be the Company's biggest market. Initiation of brand marketing functions in USA heralds our entry into the prescription space.

After reaching critical mass in USA, the Company focused its efforts in Europe to conclude the largest pharmaceutical acquisition from India in buying RPG (Aventis) in France. This sets the tone for a pursuit of this geography that will intensify going forward.

Innovation as the central engine of growth is a tenet that is perfectly understood and absorbed at Ranbaxy. We now move towards invention by gearing ourselves with a research strategy for the coming years which outlines the therapeutic areas that the Company will focus on and the extensive number of programs we will run concurrently, with the goal to produce the Company's own New Chemical Entity (NCE) to be marketed within the next decade. It will also catalyze collaborative research efforts which will not only bring novel and cutting edge technologies but also provide access to the immense experience that is required by the Company to move up in its R&D efforts. Our collaboration with GlaxoSmithKline (GSK), a world leader to help us access new targets and technologies, is a step in this direction. Collaborations with other companies are underway.

Orphaned diseases and orphaned drugs have been a way of the world of modern medicine. In reaching for performance and profitability, companies in the western world tend to ignore diseases unique to developing countries. The inability of these markets to reward these therapies with meaningful economics results in tropical diseases like malaria continuing to be a leading cause of mortality in many a large but poor population base. Our landmark agreement



with Medicines for Malaria Venture (MMV) for malarial therapies, our work with other companies to bring significant price reduction in Anti Retro-Virals (ARVs) for AIDS, and our commitment to make drugs affordable to large sections of needy populations, reflects our belief that treating the weaker sections of our population can be profitable as well as socially responsible.

The year past has also been another year of gratifying corporate results; our financial performance improved on every count. We were able to achieve both value and qualitative growth with productivity indices reflecting significant improvement. New initiatives were undertaken to broad-base global operations and give further impetus to emerging markets. As operations become more complex and are spread across the globe, we are taking special initiatives to streamline our global supply chain which, when completed, will add to overall productivity and customer service.

It is perhaps in recognition of all these milestones that we received prestigious corporate excellence awards - the most coveted being The Economic Times - 'Company of the Year Award'.

There is now intensified corporate responsibility as we embark on another ambitious leg of the journey. Given our successes thus far and our financial size in the context of the industry at home, it behoves us to treat this responsibility with the seriousness it deserves. Our investment in people will remain the driving force behind our entry into the next horizon. Assimilating and creating a multicultural milieu will be critical to global success. It is the combined efforts of people which will determine our success tomorrow. We need to build on the large capacity of our people and create leaders in the Company.

I must add in conclusion, that the year gone by, for me has been every bit as exciting and educating as twenty six others before it. It has been my privilege to play a role in shaping the journey of this wonderful Company in some ways and I am now moving on, passing the mantle of leadership to capable stewards who I am confident, will steer the Company to even greater heights.

Davinder S. Brar
CEO & Managing Director
April 26, 2004



Dr. Brian W. Tempest, JMD & CEO Designate (L) and Mr. D. S. Brar, CEO & MD (R)

"We continued to improve Gross Working Capital (GWC) employed and also made substantial capital investments during the year of which the larger part was in manufacturing, to enhance capacities."

Dear Shareholders,

Ranbaxy had an excellent year with robust growth in sales, profits and in key operating parameters.

Ranbaxy's global sales grew by 22% to reach Rs 45,301 Mn (US$ 972 Mn). Dosage forms, sales at US$ 844 Mn represents 87% of the total sales compared to 85% in 2002. This richer mix contributed to the improvement in margins.

The consolidated Operating Profit Before Interest, Depreciation and Amortization grew by 40%, driven by new products, better results in key markets and operating efficiencies. Profit Before Tax crossed Rs. 10,000 Mn and was Rs. 10,147 Mn and has grown by 21.7% over last year. Profit After Tax and Minority Interest grew by 17% to reach Rs. 7,594 Mn (US$ 163 Mn).

We continued to improve Gross Working Capital (GWC) employed and also made substantial capital investments (US$ 70 Mn) during the year of which the larger part was in manufacturing, to enhance capacities. Return on Capital Employed (ROCE) was 39.5%.

A global project to improve supply chain management was also initiated during the year with the objective of improving customer service and operating efficiencies.

Key Markets

The United States of America continued to be the largest market of the Company with sales reaching US$ 412 Mn, a growth of 39% over last year, constituting 42% of the Company's sales.

With a total of 81 product approvals and 40 products pending approval, Ranbaxy continued to be amongst the fastest growing companies in the USA. Ranbaxy was ranked 9th amongst the generic companies in the USA.

There were a number of new molecules introduced, notably **Amoxyclav** that recorded sales in excess of US$ 65 Mn. An entry was made in the branded segment with the launch of **Sotret** (Isotretinoin).

Europe grew strongly with sales growing by 51% over last year to reach US$ 89 Mn. In the **United Kingdom**, sales grew by 60% to reach US$ 48 Mn, with the successful launch of **Simvastatin**.

In **Germany,** sales grew by 56% to reach US$ 14 Mn.

Ranbaxy entered France in January 2004, with the acquisition of RPG (Aventis), the fifth largest generic company in France.

BRIC Countries (Brazil, Russia, India and China) together constituted 26% of the total revenues of the Company with combined sales of US$ 248 Mn, a growth of 16% over last year.

Brazil - Ranbaxy continued to be ranked amongst the top 5 generic companies in Brazil.

In **Russia,** sales grew strongly by 55% over last year. Ranbaxy was the 17th fastest growing company in Russia.



In **India**, the domestic dosage forms business performed well with secondary sales growth of 18.6%. Ranbaxy outperformed the market with a better than market growth. The performance was a result of enhanced growth in the chronic and specialty business segments and also due to better growth of existing products coupled with new product successes. The business was able to enhance its prescription share by improving the quality of customer targeting and better focus on specialists.

In **China,** secondary sales grew by 28% with branded sales growing by 48%. Ranbaxy is ranked 28th amongst generic companies in China and was the 4th fastest growing company in Quarter 2 and Quarter 3 of 2003. New branded products were key in driving the sales.

The **Consumer Healthcare Business,** which was started in 2002 with its own sales force and FMCG marketing structure, performed strongly with over 31% growth in secondary sales of its flagship brand **Revital**. A range of Herbal products was also launched in January 2004.

A more detailed commentary on the key markets follows in the subsequent section.

Research and Development

The Company increased its R&D expenditure from US$ 40 Mn in 2002 to US$ 59 Mn in 2003 an increase of 48%. The R&D expenditure stood at 6.1% to net sales as against 5.2% in the previous year.

During the year, Ranbaxy and GlaxoSmithKline entered into a drug discovery and clinical development collaboration covering a wide range of therapeutic areas. The Company also entered into a collaborative research program with 'Medicines for Malaria Venture' (MMV), Geneva, for the development of an Anti-Malarial drug.

Ranbaxy's Novel Drug Delivery Systems (NDDS) program continued to make progress. During the year, the Company's once-a-day **Ciprofloxacin** (Cifran) product was launched in both 500 mg and 1 gm dosage forms by Bayer, triggering milestone and revenue-sharing payments.

The year also saw Ranbaxy sign an agreement with the William Jefferson Clinton Foundation to offer HIV/AIDS drugs in countries where the foundation is working.

A detailed review of R&D follows in the subsequent section.

The results were due to the exceptional talent, drive and commitment of around 9000 Ranbaxians across the globe.

Brian Tempest.

Dr. Brian W. Tempest
JMD & CEO Designate
April 26, 2004



Dr. Brian W. Tempest, JMD & CEO Designate (L) and Mr. Malvinder Mohan Singh, President, Pharmaceuticals (R)

"Strong business performance in key markets with good volume growth in the higher value added dosage forms, combined with productivity improvements, cost management and working capital improvements..."

Key Parameters Consolidated			
Particulars	Unit of Measure	2003	2002
PBIDTA to Sales	%	24.8	23.7
PBEOI to Sales	%	21.6	20.1
PBT to Sales	%	22.4	22.4
ROCE	%	39.5	39.8
RONW	%	36.9	38.2
Earnings per share (fully diluted)	Rs.	39.16	29.97
Book Value per share	Rs.	121.29	100.61@
Debt Equity Ratio	Times	0.26	0.21
Inventories	No. of Sale Days	75	80
Receivables	No. of Sale Days	62	72
Dividend	Rs. Mn	3156.3	2434.0
Tax on Dividend	Rs. Mn	404.4	237.6
Total	Rs. Mn	3560.7	2671.6
Total as % to PAT		44.8	42.8

PBIDTA - Profit before Interest, Depreciation, Tax and Amortization
PBEOI - Profit before Extra-ordinary items
PBT - Profit before Tax
PAT - Profit after Tax
ROCE - Return on Capital Employed
RONW - Return on Net Worth

@ Post issue of Bonus Shares in the ratio of 3 for 5 in October, 2002

Earnings Per Share (Fully diluted) (Rs.)


39.16
29.97
2003
2002

Book Value Per Share (Rs.)


121.29
100.61 @
2003
2002



The Company has since concluded the acquisition of the French generics company RPG (Aventis) in early January 2004 and this acquisition is expected to add to the business momentum going forward.

Ram S. Ramasundar
Executive Vice President-Finance & CFO
April 26, 2004

Dear Shareholders,

The year 2003 was another successful year with strong growth in sales, profits and all-round improvements in the key operating parameters. The net consolidated global sales of the Company at Rs. 45.30 Bn, recorded a growth of 22% over the previous year (2002 Rs. 37.14 Bn). Both domestic and international dosage forms sales achieved significant growths, the notable feature being the achievement of more than US$ 400 Mn in sales in the US market. Almost all the overseas operations such as United Kingdom, Germany, Russia, Central Europe, South Africa registered significant growth rates in sales. Overall, the overseas operations contributed nearly 76% of global sales.

Consolidated Profit Before Tax (PBT) reached Rs. 10.15 Bn, reflecting a growth of 22% over 2002, thus crossing the Rs. 1,000 Cr mark for the first time, while the consolidated Profits After Tax (PAT) was Rs. 7.6 Bn, registering an impressive growth of 17% over 2002.

The Return on Capital Employed (ROCE) was a healthy 39.5%, while Profit before Interest, Depreciation, Taxes and Amortization (PBIDTA) improved to reach a level of 24.8% to sales (2002 : 23.7%). This strong profit performance was backed up by an equally significant improvement in working capital management, more particularly in the area of receivables management.

Strong business performance in key markets with good volume growth in the higher value-added dosage forms, combined with productivity improvements, cost management and working capital improvements have contributed considerably to the operating results for the year.



Mr. Ram S. Ramasundar, Executive Vice President-Finance & CFO (L) and Mr. Vinay Kaul, Member of Board of Directors (R)


Transparency
Values
Trust
Dedication
Commitment


Ethos
Focus
Standards
Integrity

The Chemistry of Values



1. THE COMPANY'S PHILOSOPHY ON CODE OF CORPORATE GOVERNANCE

For creation of wealth for shareholders on a sustainable and long-term basis and to maximize "total returns to shareholders", being the core of the mandate from shareholders, it is imperative for the Management to institutionalize a "Framework of Corporate Governance and Code of Practices" as an enabling methodology to strengthen decision-making processes and organization-wide compliance with core values of ethical integrity and reliability, while enhancing effective, harmonious and transparent functioning amongst the Board of Directors, its Committees and the Executive Management to meet challenges and to make the best of opportunities in the years ahead.

Ranbaxy's first written internal Code of Corporate Governance was adopted by the Board in June 1999, well before SEBI introduced recommendatory standards for companies in India. The guidelines are reviewed and reaffirmed on an ongoing basis to ensure that the Code is observed in substance rather than in mere form.

2. BOARD OF DIRECTORS

Composition as on December 31, 2003

The Board comprises eleven Directors, including the Non-Executive Independent Chairman and three Executive Directors.

Name of Director	Category	No. of Directorships in other companies	Number of Board Committee memberships held in other companies
Mr. Tejendra Khanna, Chairman	Non-Executive-Independent	3	2
Mr. J.W. Balani	- do -	-	-
Mr. Vivek Bharat Ram	- do -	4	2
Dr. P.S. Joshi	- do -	1	-
Mr. Nimesh N. Kampani	- do -	9	7
Mr. Vivek Mehra	- do -	-	-
Mr. Harpal Singh *	- do -	5	2
Mr. Surendra Daulet-Singh	-do-	1	1
Mr. D.S. Brar *CEO & Managing Director*	Executive	1	-
Dr. Brian W. Tempest *President-Pharmaceuticals and Whole-time Director*	-do-	-	-
Mr. V.K Kaul Executive Vice President-Finance & Corporate Services and Whole-time Director	- do -	7	7

*Related to promoters.

The listing above excludes private, foreign and companies registered under Section 25 of the Companies Act, 1956.

3. BOARD MEETINGS

Dates of Board meetings are fixed in advance and agenda papers are circulated to Directors seven days before the meeting.

Meetings and Attendance

During the year 2003, eight Board Meetings were held : January 16, April 29, May 16, June 25, July 24, September 29, October 22 and December 22.

Attendance of Directors at Board Meetings and at the Annual General Meeting (AGM)

Mr. Tejendra Khanna, Chairman	8	Yes
Mr. J.W. Balani	-	-
Mr. Vivek Bharat Ram	8	Yes
Dr. P.S. Joshi	8	Yes
Mr. Nimesh N. Kampani	5	Yes
Mr. Vivek Mehra	8	Yes
Mr. Harpal Singh	8	Yes
Mr. Surendra Daulet-Singh	7	Yes
Mr. D.S. Brar	8	Yes
Dr. Brian W. Tempest	8	Yes
Mr. V.K. Kaul	8	Yes

4. COMMITTEES OF THE BOARD

i. Audit Committee

The Audit Committee has been constituted as per Section 292 A of the Companies Act, 1956 and the guidelines set out in the Listing Agreements with the Stock Exchanges. The terms of reference include -

- Overseeing financial reporting processes.
- Reviewing periodic financial results, financial statements and adequacy of internal control systems.
- Approving internal audit plans and reviewing efficacy of the function.
- Discussion and review of periodic audit reports.
- Discussions with external auditors about the scope of audit including the observations of the auditors.

Minutes of meetings of the Audit Committee are circulated to members of the Committee and the Board is kept apprised.

Composition and Attendance

During the year 2003, five meetings of the Audit Committee were held : January 16, April 29, July 24, October 22 and November 24.

Mr. Tejendra Khanna, Chairman	5
Mr. Vivek Bharat Ram	5
Mr. Vivek Mehra	5
Mr. Harpal Singh	5
Mr. Surendra Daulet-Singh	5
Permanent Invitee - Mr. D.S. Brar	5
Permanent Invitee - Mr. V.K. Kaul	5
Invitee - Dr. Brian W. Tempest	4

Members of the Audit Committee have requisite financial and management expertise and have held or hold senior positions in other reputed organizations.

The Statutory Auditors, Internal Auditor and the Director-in-Charge of Finance are invited to attend and participate at meetings of the Committee.

The Company Secretary acts as the Secretary to the Committee.

ii. Management Committee

Terms of Reference of the Management Committee include :

- Review and approval of business strategies and policies, merger and acquisition proposals, medium terms plans and annual budgets.
- Review operating performance for the global organization.
- Approval of processes and practices relating to human resources, succession planning for senior management personnel.
- Review policies, processes and systems on Environment, Safety and Ecology.

Minutes of meetings of the Management Committee are circulated to members of the Committee and the Board is kept apprised.

Composition and Attendance

During the year 2003, eight meetings of the Management Committee were held : January 10, February 7, March 17, May 16, May 31, July 25, August 6 and September 19.

Mr. Tejendra Khanna, Chairman	8
Mr. Vivek Bharat Ram	7
Mr. Nimesh N.Kampani	3
Mr. Harpal Singh	8
Mr. Surendra Daulet-Singh	5
Permanent Invitee - Mr. D.S. Brar	6
Permanent Invitee - Mr. V.K. Kaul	7
Invitee - Dr. Brian W. Tempest	5

Remuneration Policy

The Remuneration Policy of the Company for managerial personnel is primarily based on the following criteria :

- Performance of the Company, its divisions and units.
- Track record, potential and performance of individual managers.
- External competitive environment.

Remuneration of Directors

Remuneration of Executive Directors is decided by the Board, based on recommendations of the Compensation Committee as per the remuneration policy of the Company, within the ceilings fixed by the shareholders. Remuneration of the Executive Directors for the year ended December 31, 2003 was as follows :

Executive Directors

Name of the Director	Salary & Allowances	Commission	Perquisites	Retiral Benefits*	Stock Options ** (granted on 7.2.2003)	Service Contract Tenure	Notice Period
	Rs.Lacs						
Mr. D.S. Brar	80.98	258.20	48.44	17.59	25000	up to 04.07.04	12 months
Dr. Brian W. Tempest	143.26	154.92	53.06	13.62	18000	up to 30.06.05	12 months
Mr. V.K. Kaul #	68.56	103.28	1.27	114.76	18000	up to 31.12.03	12 months

Retired on December 31, 2003

* Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis).

** Each vested option is exercisable into one fully paid-up Equity Share against payment of Rs. 567 per share. Market price of the share on 7.2.2003 was Rs. 634.90 per share; hence stock options were at a discount of Rs. 67.90 per share. The options granted are exercisable till expiry of ten years from the date of grant. Vesting period will commence on the expiry of one year from the date of grant of options and the entitlement will be in the graduated scale equally over a period of five years as provided in the Employees Stock Option Scheme of the Company.

Remuneration to Non-executive Directors

Remuneration to Non-Executive Directors comprises commission and sitting fees.

Commission is paid on the basis of

a. Membership of the Board and
b. The number of Committees of the Board that they serve as members.

Commission to be paid to Non-executive Directors for the business year 2003 is as under :

Non-Executive Directors

Name of the Director	Commission (Rs. Lacs)	Sitting Fees (Rs. Lacs)
Mr. Tejendra Khanna	10.50	2.02
Mr. J.W. Balani	2.50	-
Mr. Vivek Bharat Ram	8.50	1.90
Dr. P.S. Joshi	4.50	0.77
Mr. Nimesh N.Kampani	6.50	0.67
Mr. Vivek Mehra	6.50	1.39
Mr. Harpal Singh	6.50	1.52
Mr. Surendra Daulet-Singh	8.50	1.27

iii. Compensation Committee

Hitherto, the Management Committee had been empowered to discharge the functions of Compensation Committee. However, as per SEBI Guidelines, the Board at its meeting held on July 24, 2003 decided to constitute a Compensation Committee, with the following terms of reference :

- Administration and superintendence of Employee Stock Option Scheme (ESOS).
- Formulation of the detailed terms and conditions of the ESOS.
- Grant of stock options.
- Recommendation for fixation and periodic revision of compensation of the Managing Director and Executive Directors to the Board for approval.
- Review and approve compensation policy (including performance bonus, incentives, perquisites and benefits) for senior management personnel (Vice President's and above).

Composition of Compensation Committee

Name of the Members
Mr. Tejendra Khanna, Chairman
Mr. Vivek Bharat Ram
Mr. Nimesh N.Kampani
Mr. Harpal Singh
Mr. Surendra Daulet-Singh
Permanent Invitees
Mr. D.S. Brar
Mr. V.K. Kaul

During the year 2003, no meeting of the Committee was held, since compensation issues for the year 2003 had already been settled earlier in that year.

iv. Finance Committee

Terms of Reference of Finance Committee include -

- Review of capital structure.
- Distribution policy.
- Financial policies, processes.
- Systems and controls covering accounting, treasury, taxation, forex, risk management, insurance and implementation of accounting standards.

Composition and Attendance

During the year 2003, one meeting of the Finance Committee was held : September 29.

Name of the Member	Attendance
Mr. Tejendra Khanna, Chairman	Yes
Mr. Vivek Bharat Ram	Yes
Mr. Nimesh N.Kampani	No
Mr. Vivek Mehra	Yes
Mr. Surendra Daulet-Singh	No
Permanent Invitee - Mr. D.S. Brar	Yes
Permanent Invitee - Mr. V.K. Kaul	Yes
Invitee - Dr. Brian W. Tempest	Yes

v. Science Committee

Terms of Reference of Science Committee include -

- Approval of focus areas of research, especially New Drug Discovery Research (NDDR) and Novel Drug Delivery Systems (NDDS), R&D organizational structure and policies for the research and development function of the Company.
- Monitoring progress of NDDR and NDDS programmes and laying down a policy framework for collaborative R&D programmes.

Composition and Attendance

During the year 2003, two meetings of the Science Committee were held : March 31 and July 25.

Name of the Member	No. of Meetings attended
Dr. P.S. Joshi, Chairman	2
Mr. Tejendra Khanna	2
Mr. D.S. Brar	2
Permanent Invitees	
Dr. Nityanand	2
Dr. Rashmi Barbhaiya	2

vi. Shareholders/Investors Grievance and Share Transfer Committee

Composition and Attendance

During the year 2003, eight meetings of the Committee were held - January 8, March 10, April 10, May 26, June 18, July 23, October 3 and November 24.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	8
Mr. Vivek Bharat Ram	8
Mr. D.S. Brar	5
Mr. V.K. Kaul	8

The Company addresses all complaints, suggestions and grievances expeditiously and replies have been sent/issues resolved usually within 15 days unless there is a dispute over facts or any other legal constraint.

The Company received 43 shareholders' complaints from Stock Exchanges and the Securities and Exchange Board of India which, inter-alia, include non-receipt of dividend, annual report, Bonus shares, transfer of shares etc. The complaints were duly attended to and the Company has furnished necessary documents/information to the shareholders.

The Shareholders/Investors Grievance and Share Transfer Committee reviews complaints received and appropriate action is taken promptly.

No requests for share transfers are pending except those that are disputed or sub-judice.

Mr. S.K. Patawari, Company Secretary is the Compliance Officer of the Company.

5. GENERAL BODY MEETINGS

The last three Annual General Meetings were held as per details given below :

Year	Date	Time	Venue
2001	29-6-2001	11.00 A.M.	A-9-10 Industrial Area, S.A.S. Nagar, Punjab
2002	28-6-2002	11.00 A.M.	A-9-10 Industrial Area, S.A.S. Nagar, Punjab
2003	25-6-2003	11.00 A.M.	The National Institute of Pharmaceutical Education & Research, Sector 67, S.A.S Nagar, Punjab

There was no requirement for a postal ballot in any of these years.

6. DISCLOSURES

A. Related Party Transactions

The Company has not entered into any transaction of material nature with the promoters, the Directors or the management, their subsidiaries or relatives etc. that may have any potential conflict with the interests of the Company.

B. Compliances by the Company

During the last three years, no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authorities on matters related to capital markets.

7. MEANS OF COMMUNICATION

A. The Company regularly furnishes/intimates unaudited as well as audited financial results to the Stock Exchanges immediately after these are taken on record by the Board. The Results are not sent individually to the shareholders. These financial results are normally published in the Business Standard/Financial Express, the Tribune (Punjabi Edition) and are displayed on the website of the Company www.ranbaxy.com and simultaneously posted on the Electronic Data Information Filing and Retrieval website namely www.sebiedifar.nic.in. The website is also accessible through a hyperlink 'EDIFAR' from SEBI's official website, www.sebi.gov.in.

The official news releases and the presentations made to the investors/analysts are also displayed on the Company's website.

B. Management Discussion and Analysis Report forms part of the Report of the Directors.

8. SHAREHOLDER INFORMATION

Annual General Meeting

- Date	:	June 25, 2004
- Time	:	11.00 A.M.
- Venue	:	The National Institute of Pharmaceutical Education & Research (NIPER) Sector-67, S.A.S. Nagar (Mohali) - 160 062 (Punjab).

Financial Calendar -

Adoption of Quarterly Results for the quarter ending	3rd/4th week of
- June 30, 2004	July 2004
- September 30, 2004	October 2004
- December 31, 2004	January 2005
- March 31, 2005	April 2005

Book Closure Dates - June 12, 2004 to June 25, 2004 (Both days inclusive)

Dividend Payment date - on or before July 1, 2004

LISTING ON STOCK EXCHANGES

The Equity Shares of the Company as on date are listed on the Stock Exchanges at - Kolkata, Mumbai and National Stock Exchange. Pursuant to the delisting applications of the Company, the Stock Exchanges at Delhi, Ahmedabad and Ludhiana have delisted the Equity Shares of the Company effective November 17, 2003,

January 15, 2004 and March 26, 2004 respectively. Final approval from Ludhiana Stock Exchange is awaited. Delisting application of the Company with the Stock Exchange at Kolkata is pending for approval. Global Depository Receipts (GDRs) are listed on the Stock Exchange at Luxembourg. The Company confirms that it has paid annual listing fees due to the Stock Exchanges.

STOCK CODE

1. The National Stock Exchange of India Ltd. - Ranbaxy
2. The Stock Exchange, Mumbai - 359 (Physical) 500359 (Demat)
3. The Calcutta Stock Exchange Association Ltd. - 28367 (Physical) 10028367 (Demat)

REGISTRAR AND TRANSFER AGENTS

M/s Alankit Assignments Ltd. (Alankit), 2E/8, 1st Floor, Jhandewalan Extension, New Delhi - 110 055 are the Registrar and Share Transfer Agent for physical shares of the Company. Alankit is also the depository interface of the Company with both NSDL and CDSL.

However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at - 25, Nehru Place, New Delhi - 110 019
Tel. No. : 011-26476092
Email address : secretarial@ranbaxy.com

Market Price Data (Rs.)

Month	Bombay Stock Exchange (BSE)		National Stock Exchange (NSE)	
	High	Low	High	Low
January 2003	663.90	596.30	663.90	554.70
February 2003	655.00	611.55	700.00	612.00
March 2003	692.80	581.50	637.00	537.50
April 2003	693.00	622.50	725.00	619.25
May 2003	686.00	619.60	686.20	619.75
June 2003	792.15	673.90	793.00	670.35
July 2003	865.10	782.00	874.70	780.00
August 2003	1007.00	775.10	1007.85	775.05
September 2003	1075.00	901.55	1075.05	870.00
October 2003	1075.00	926.30	1075.00	925.20
November 2003	1075.00	959.90	1060.00	959.55
December 2003	1146.00	1013.10	1171.00	1014.10

Stock Price Performance - Ranbaxy Vs BSE Sensex
Year 2003



1200
1000
800
600
400
200
Ranbaxy Share Price (Rs.)
6000
5500
5000
4500
4000
3500
3000
2500
BSE Sensex (Pts.)
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Ranbaxy Share Price
BSE Sensex

* Note : Based on the weekly closing data of Ranbaxy (Rs. per share) and BSE Sensex (Pts.)

SHARE TRANSFER SYSTEM

With a view to expedite the process of share transfers, the Board of Directors of the Company has delegated the power of share transfer to some of the Directors with appropriate individual limits. The delegated Director(s) attend(s) to share transfer formalities at least once in a fortnight. The shares for transfers received in physical form are transferred expeditiously, provided the documents are complete and the shares under transfer are not under any dispute. Thereafter, an option letter for simultaneous demat of shares is sent to the shareholders within 15 days from the date of receipt. The share certificates duly endorsed are returned immediately to shareholders who prefer to retain the shares in the physical form. Confirmation in respect of the requests for dematerialization of shares is sent to the respective depositories i.e. National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) expeditiously.

DEMATERIALIZATION OF SHARES

The shares of the Company are in compulsory demat segment and are available for trading in the depository systems of both the National Securities Depository Limited and the Central Depository Services (India) Limited. As on December 31, 2003, 170110404 Equity Shares of the Company, forming 91.68% of the Share Capital of the Company, stand dematerialized.

International Securities Identification Number - INE015A01010 (with NSDL and CDSL)

Shareholding Pattern as on December 31, 2003

Promoters	59466836	32.05
Mutual Funds & UTI	5564648	3.00
Banks, Financial Institutions, Insurance Companies	19088002	10.29
FIIs	43752658	23.58
Private Corporate Bodies	3543892	1.91
Indian Public	35177619	18.96
NRIs & OCBs	2433842	1.31
GDRs	16516128	8.90
Total	**185543625**	**100.00**

Distribution of Shareholding as on December 31, 2003

1	-	50	33260	38.66	705807	0.38
51	-	100	11895	13.82	945121	0.51
101	-	200	11569	13.45	1773105	0.96
201	-	300	5450	6.33	1379940	0.74
301	-	400	4410	5.12	1521296	0.82
401	-	500	2958	3.44	1359398	0.73
501	-	600	2133	2.48	1180252	0.64
601	-	700	1859	2.16	1209150	0.65
701	-	800	1642	1.91	1253593	0.67
801	-	900	1070	1.24	911796	0.49
901	-	1000	1255	1.46	1206554	0.65
1001	-	2000	4872	5.66	6814046	3.67
2001	-	3000	1490	1.73	3660202	1.97
3001	-	4000	599	0.70	2071477	1.12
4001	-	5000	376	0.44	1685465	0.91
5001	&	above	1201	1.40	157866423	85.09
Total			**86039**	**100.00**	**185543625**	**100.00**

Liquidity of Shares

The Equity Shares of the Company have been included in the Sensex of the leading Stock Exchanges.

Outstanding Stock Options

Number of Stock Options outstanding as on December 31, 2003. - 17,43,826 *

Out of which 38,086 Stock Options have been exercised and are pending allotment.
* Options granted upto October 3, 2002 are entitled for additional shares (5,08,531 shares) on a proportionate basis in view of issue of bonus shares by the Company in the ratio of 3 for 5 in October 2002.
There are no outstanding warrants or any convertible instruments.

Plant Locations of the Company

1. A-8, A-9, A-10 & A-11,
   Industrial Area, Phase- III,
   Sahibzada Ajit Singh Nagar
   Mohali- 160055 Punjab
2. Village Toansa, P.O. Railmajra
   Distt. Nawansahar - 144 533
   Punjab
3. Industrial Area 3
   A.B. Road,
   Dewas-450001,
   Madhya Pradesh
4. Village & PO Ganguwala
   Teh. Paonta Sahib,
   Distt. Sirmour - 173 025,
   Himachal Pradesh
5. E-47/9, Okhla Industrial Area
   Phase-II, Okhla,
   New Delhi-110020
6. E-2 & E-3, MIDC, Jejuri,
   Dist. Pune-412303
   Maharashtra
7. Plot No. B-2
   Madkaim Industrial Estate,
   Ponda,
   Goa

Address for Correspondence

Shareholders are requested to contact -
Mr. S. K. Patawari
The Company Secretary
Ranbaxy Laboratories Ltd.
25, Nehru Place,
New Delhi - 110 019
Tel. No. 011-26476092, 26452666-72 Fax No. 011-91-26465748
Email address : secretarial@ranbaxy.com

NON-MANDATORY REQUIREMENTS

1. Chairman's Office

The Company maintains the Office of the Chairman at its Corporate Office at 19, Nehru Place, New Delhi-110 019 and also reimburses the expenses incurred in performance of his duties.

2. Remuneration Committee

The Company has constituted a Compensation Committee. Terms of Reference of the Committee have been described at 4(iii) herein above.

3. Shareholders Rights

The Quarterly financial results are published in the newspapers as mentioned at 7 above and also displayed on the website of the Company. The results are not separately circulated to the shareholders.

Auditors' certificate on compliance with the conditions of corporate governance under clause 49 of the listing agreements

To the members of
Ranbaxy Laboratories Limited

We have examined the compliance of conditions of corporate governance by Ranbaxy Laboratories Limited ("the Company") for the year ended on December 31, 2003, as stipulated in clause 49 of the listing agreement of the Company with the stock exchange.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company, for ensuring the compliance of the conditions of corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the abovementioned listing agreement.

We state that no investor grievances are pending for a period exceeding one month except where disputed or sub-judice, as per the records maintained by the Shareholders'/Investors' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : April 22, 2004

Vinod Chandiok
Partner
Membership No. 10093

Safety and work related procedures were reviewed, and investments for upgrading the safety and fire prevention hardware were taken up for implementation.

Ranbaxy takes considerable pride in managing its operations with a high concern for safety and environment.

Substantial resources in terms of assets and manpower were invested during the past several years to improve the performance standards. The Government of India and the Government of Punjab recognized these efforts with awards for commendable safety performance.

After the Mohali fire accident in June 2003, safety and work-related procedures were reviewed, and investments for upgrading the safety and fire prevention hardware were taken up for implementation. The National Safety Council, Mumbai carried out a detailed Safety Audit of the Mohali-II plant and the recommendations made are under implementation.

Caring for the environment is a core corporate value and as part of this commitment, Ranbaxy upgraded the environmental protection facilities to deliver standards that would meet and exceed statutory requirements. An investment of Rs. 14 Mn was made at Toansa (Punjab), by installing a state-of-the-art membrane filtration module, which would result in total recycling of the treated effluent, with zero-discharge to the environment, and a modern incineration plant for handling all hazardous solid and liquid wastes. The filtration unit is in the process of being commissioned, while the incinerator is nearing completion. Similar facilities for treating effluents will be installed at Mohali by the end of 2004, and at Dewas (Madhya Pradesh), by 2005.


RG·24




Discover
Launch
Inspire
Develop
Invent
Specialize
Initiate
Enable
Innovate
Formulate
Envision
Learn

Out-think

Create

The Chemistry of Ideas

[illegible] knowledge. [illegible] discovery.

The Company made strong progress in R&D during the year 2003. *Driven by a multidisciplinary team of scientists with a zeal for innovation, quality and speed, the Company made significant strides in New Drug Discovery Research and Novel Drug Delivery Systems research* and introduced a number of value-added new products (APIs & Formulations).

New Drug Discovery Research (NDDR)

The Company's investment in New Drug Discovery continued to grow in 2003. A number of scientists were hired to constitute a talented Drug Discovery Team of over 200 medicinal chemists, pharmacologists, molecular and cellular biologists, biochemists, pharmacists and toxicologists.

The Company has mapped out a four-pronged Drug Discovery strategy, that will enable it to meet its Vision 2012.

- Discovery will continue its focus on four therapeutic areas: Infectious Diseases (Anti-bacterials and Anti-fungals), Urology [Benign Prostatic Hyperplasia (BPH) and Urinary Incontinence], Metabolic Diseases (Type 2 Diabetes, Hyperlipidemia) and Inflammatory / Respiratory Diseases (Asthma, Chronic Pulmonary Obstructive Disease and Rheumatoid Arthritis). These choices allow Ranbaxy to enter large markets with significant unattended medical needs and to build on its research strengths.
- Discovery will also primarily focus on developing best-in-class therapies involving targets for which Proof-of-Concept can be quickly and easily established in the clinic.



- Apart from this, a goal-oriented and multi-disciplinary team-driven approach coupled with operational efficiencies to reduce cost and timelines, will be emphasized to deliver quality clinical compounds.
- Finally, the Company will build alliances with pharmaceutical and biotechnology industry partners to access novel targets as well as corresponding hits and leads that will be optimized and tested in early clinical trials. These strategic imperatives have started showing results.

With this focus, the Drug Discovery Team made considerable progress in the area of New Drug Discovery Research.

Two innovative products have entered Proof-of-Concept studies in humans. **RBx-2258**, licensed to Schwarz Pharma, is progressing well in Phase II clinical trials for **Benign Prostatic Hyperplasia** and **RBx-7796** entered separate Phase II trials for Allergic Rhinitis and Asthma.

After successful pre-clinical development, two Investigational New Drug (IND) applications were filed, one each for BPH and Urinary Incontinence. During the year, the drug discovery team filed a total of 41 patents.

The Company also entered into an alliance with GlaxoSmithKline (GSK), to discover and develop novel therapies in Ranbaxy's four focus therapeutic areas. In a first-of-its-kind agreement in India, GSK will provide hit molecules that act on drug targets specific to Ranbaxy and GSK. The Ranbaxy R&D team will optimize these hits to clinical candidates. In some of the cases, Ranbaxy will develop the compound to Phase IIa clinical trials. GSK will carry out late stage development of all compounds.

As its corporate social responsibility towards addressing unmet diseases in developing countries, the Company joined hands with 'Medicines for Malaria Venture' (MMV), Geneva, for the development of an Anti-malarial drug. MMV identified Ranbaxy as an ideal partner for this collaboration and will support the program. Under this collaboration, Ranbaxy's team of scientists will work together with University of Nebraska Medical Centre, Monash University and the Swiss Tropical Institute, to identify a lead candidate. Further developmental work, from pre-clinical to clinical studies, will be carried out by Ranbaxy. Besides, the Company will also have worldwide rights for the registration and commercialization of the product. Under this program, a synthetic peroxide is currently undergoing pre-clinical studies at Ranbaxy. Results with this compound are encouraging and with successful development, this molecule is expected to provide a cost-effective treatment for malaria, which would be a new and a superior Anti-malarial drug over the presently available medicines.



Novel Drug Delivery Systems (NDDS)

Ranbaxy made significant progress in its NDDS programs during the year.

The Company successfully developed and launched 5 new products in the domestic market, in the area of Oral Controlled Release Systems, using its patented 'Platform Technologies'.

The Company filed 19 patents covering innovation in its NDDS program.

Ranbaxy also received the tentative approval for its first NDDS Abbreviated New Drug Application (ANDA) product, **Metformin ER** Tablet 500 mg, from US FDA.

A unique 'Platform Technology' on Gas Powdered Gastric Retention System for Spatial and Temporal Control Delivery, was licensed by Ranbaxy to Bayer AG (Germany) in 1999, for the development and marketing of once-a-day formulation of **Ciprofloxacin** (Cifran). Bayer launched the 1gm product in the US market in September 2003 under its brand name **Cipro XR** Tablets. The 500 mg product was earlier launched in January 2003 under the same brand name.

Ranbaxy's NDDS pipeline in the oral-controlled release products is progressing well. Company is evaluating other forms of delivery systems for future development.

Pharmaceutical Research

During the year, 39 new products and line extensions were delivered for the domestic market.

In USA, 26 ANDAs were filed. The emphasis had been on first-to-file ANDAs with Para IV certification. In Europe, 77 filings, comprising 27 products were completed. This included filings of 5 products in 44 countries through the Mutual Recognition Procedure. The Pharmaceutical Research and Regulatory Affairs Group is geared to meet the requirements of the European accession countries and extend the current files of European Union to the newly included countries of Central and Eastern Europe in May 2004.

In the BRIC countries [Brazil, Russia (including Ukraine), India and China], a total number of 85 products were filed. These included 21 products for Brazil, 21 for Russia (including Ukraine), 35 for India and 8 for China. Additionally, 1 product was also developed for Japan.

During the year, the team filed 44 patents in this area.

Key Regulatory Filings and Approvals (January-December 2003)

USA	24@	26
Europe	36	77
BRIC		
- Brazil	23	21
- Russia (Incl. Ukraine)	16	21
- India	24	35
- China	09	08
Rest of the World	468	748
Total	**600**	**936**

@Includes tentative approval of **Benazepril HCl** Tablets, **Fluconazole** Tablets, **Fluconazole** Oral Suspension, **Simvastatin** Tablets, **Pravastatin Sodium** Tablets, **Metformin ER** Tablets, final approval for **Loratadine**, supplemental approvals for **Lisinopril** 30 mg Tablets and **Doxycycline** 75 mg Capsules in USA.

Intellectual Property Generated (January - December 2003)

Patent Applications* Filed in 2003

Area	INDIA	PCT	US	Others	Total
APIs					
- Synthetic	40	–	01	–	41
- Fermentation	02	–	–	–	02
Dosage Forms	43	–	01	–	44
NDDS	17	02	–	–	19
Packaging	01	–	–	–	01
NCEs	05	19	15	02	41
Total	**108**	**21**	**17**	**02**	**148**

* These are first time (fresh) filings; not international or national filings of earlier applications filed in India.

Accepted / Granted / Published Patents (Unique) in 2003**

Area	INDIA	US	Total
APIs			
- Synthetic	24	01	25
- Fermentation	02	–	02
Dosage Forms	16	01	17
NDDS	05	01	06
NCEs	14	03	17
Total	**61**	**06**	**67**

** Unique means any equivalent patents granted in other countries have not been counted.

Chemical Research (Active Pharmaceutical Ingredients)

The Company continued with its focus on developing innovative, environment friendly and cost-effective technologies for high-value Active Pharmaceutical Ingredients (APIs). During the year, process developmental work was undertaken for 15 new APIs, including support for Para IV filings for 10 products. The Company also commercialized technologies for another 10 APIs.

The progress on developing New Improved Chemical Entities (NICEs) was further accelerated as a few other potential NICE candidates were identified for further development.

During the year, the Chemical Research team filed 41 patents.

Herbal Drug Research

With a focus on developing safe, effective, patentable and science based phytopharmaceuticals complying to international quality standards, the Company developed 3 herbal products under OTC segment, viz, **Olesan** Cough Syrup, **Olesan** Cough Syrup for Children, **Eat-Ease** (Appetite Enhancer for Children). Substantial emphasis was placed on product differentiation through standardization of botanical actives, minimum ingredients, batch to batch consistency and optimum dose. A number of products are under different phases of development. Work is also under progress for isolation and characterization of Active Principals (either as NCEs or potential lead compounds) to substantiate the Company's Drug Discovery program.


HPLC SYSTEM

Ranbaxy recognizes that people are the most important link to achieve the Quality goals - hence puts a world-class people's process in place.



Ranbaxy is committed to improving lives of people throughout the world by providing "quality medicine". The Ranbaxy Management, through Corporate Quality Assurance (CQA), fully supports a formal and continuing program of review, evaluation and modification of operations at all levels, for the Company to :

- Provide products and services of the highest quality.
- Achieve customer satisfaction, which is fundamental to the business.

Ranbaxy's Quality Policy Manual, designed by CQA, provides the framework through which this process of review and constant improvement is implemented.



The organization recognizes that people are the most important link to achieve the Quality goals - hence has a world-class people's process in place. This has helped to build a Quality culture across the Company. The above proactive initiatives have culminated to sustainable quality conscious R&D and it has been manifested through approval of the Clinical Pharmacology & Pharmacokinetics department by US FDA, the French Agency for Health and ANVISA - Brazil. The Corporate Quality also strictly monitors pre-clinical studies of New Chemical Entities in accordance with the international Good Laboratory Practice requirements, to facilitate Investigational New Drug filings.

Consequent to the above quality initiatives, several products were approved by the US and European regulatory agencies, during the year. Additionally, Ranbaxy's manufacturing facilities were reinspected and approved by US FDA, ANVISA - Brazil, MCC - South Africa, MRP-Europe and a host of other regulatory agencies, covering countries such as Australia, Canada, Ireland, China, Turkey, Iran, Hungary and India.


Collaborations
Acquisitions
Partnerships
Pharma
Mantras
Products
Mergers



Reach
Branding

The Chemistry of Growth



Global Markets Review

The Company accelerated its pace in the global markets, entering new markets of France and Spain, consequently gaining momentum and making a significant impact in the worldwide generic pharma space.





USA

Ranbaxy's business operations in the US performed strongly, with revenues at US$ 412 Mn (US$ 296 Mn in 2002), an increase of 39%, representing over 42% of the Company's global turnover. The year was marked by impressive sales of **Cefuroxime Axetil** in the first half, capturing over 90% of the market during that period, and the launch of some key molecules in the generics business. The region entered the branded business segment in a modest way with the approval and launch of new products. The OTC (Over The Counter) business continued to grow in volume with improved margins. The overall performance allowed Ranbaxy to be ranked amongst the top 10 companies (in terms of dollar volume) in the US generics pharmaceutical market in 2003.


6%
8%
2003
86%
Brands
OTC
Generics
US$ 412 Mn


1%
8%
2002
91%
Brands
OTC
Generics
US$ 296 Mn

New Products & Markets

In line with the strategy, the Generics Product Business remained the mainstay of this region in 2003. The growth for the year was driven by the introduction of new products - the most significant of them being the generic version of **Augmentin™**, which was launched after a favorable Court decision for Ranbaxy against GlaxoSmithKline Beecham. Efforts to further increase market penetration was undertaken through the addition of Key sales and marketing personnel, as well as expanding warehousing and distribution expertise through the Company's own facilities located in Jacksonville, Florida. During the year, the Company expanded its warehousing and distribution space to 80,000 - sq. ft. Sales growth was maintained through 6 major customers representing a variety of classes of trading, including wholesalers, chain pharmacies (which includes pharmacy chains), mass merchandisers and food combination outlets. Sales were also through generic distributors and institutional buyers.

Fueling Growth

In February 2003, the Brand Products Business division introduced **Sotret™**, the Ranbaxy brand for Isotretinoin Capsules, in addition to **Proctosol HC®** Cream and Suppositories. By the end of the year, **Sotret™**, gained a share of 8% (IMS December 2003) in the US market, as it competed against the innovator and two other brands. In November 2003, **Dispermox™** Tablets for Oral Suspension, a dispersible form of Amoxicillin, was introduced as the first of many dosage forms, based on a technology platform, that is anticipated to yield more products in the near future. By the year-end, Ranbaxy also received approvals for **Panaxine™** (Cephalexin Monohydrate) Tablets for Oral Suspension and **Raniclor™** Chewable Tablets (Cefaclor).





The existing products have been launched using outsourced field forces and, additional sales forces have been identified for new products to be launched in 2004. These products will be promoted through doctors by over 600 sales representatives. Besides, various non-sales force promotions through mailers, doctor's meets, etc., would help create value and fuel the growth of the Brand Products Division in 2004, and serve as a platform for other product additions in the future.

Expanding Product Portfolio

Concurrently in 2003, efforts to increase the ever-expanding product portfolio flourished in the institutional market through the Market Strategies Group that gained momentum and had a significant impact on institutional buyers including hospitals, clinics and managed care organizations.

The OTC business continued to grow with the launch of **Loratadine** (Claritin™) in the last quarter of 2003. The shift of product portfolio away from bulk products to fill finish and Rx to OTC switch products, helped improve the quality of sales and overall profitability of the OTC business.

Supporting all three businesses is the Regulatory Group that enabled a continual flow of FDA approved products, which totaled 24 during the year. 2003 was also significant as the Company gained its New Drug Approval (NDA) for **Riomet™** (Metformin Liquid), that is expected to be a major contributor to the Brand Products Division, in 2004. The Regulatory Group filed 26 ANDA`s (Abbreviated New Drug Applications) in 2003, which will yield dividends for the Generic and Brand Products Division in future.

Proactive Business Solutions

During the year, the region set up systems and procedures and implemented software to proactively take steps to be in compliance with Government and Medicare/Medicaid reporting requirements, besides providing support business through value-added business solutions.

Market Control & Leadership

During 2003, a 1,50,000 sq.ft., manufacturing facility in New Jersey, was acquired to ensure sufficient manufacturing capacity. The facility would be upgraded over the next couple of years to meet the commercial quantities to support the marketing of various products in the US market. Supplementing the organic growth in 2003 were the inorganic elements of strategic alliances and partnerships that focused around products and technologies.

By the end of 2003, the overall regional team represented a total of 350 people, located in three different states of the US that included: Princeton and North Brunswick, New Jersey, Jacksonville, Florida and Gloversville, New York. As the Company grew and jobs were created, much of the talent was identified and provided from within these geographic locations. Ranbaxy has far exceeded the level of employment generation that it had anticipated for the state of New Jersey, at the time operations started.

Under the leadership of Mr. Dipak Chattaraj, Regional Director & President RPI, the Team achieved new heights. The key challenge will now be to sustain the established business and reach new heights in an extremely competitive and dynamic marketplace. The recent trend of 'authorized generics' is both an opportunity and challenge that Ranbaxy is faced with in the US and the Company is doing everything to position itself to meet the challenges and capitalize on the opportunities in the days to come. It was a year that can be best characterized as one that required dedication, commitment and sound business principles in achieving the level of performance that the Region has. More importantly, it was a year in which the entire regional team got together to become a major force in the US Healthcare system / pharmaceutical market.

EUROPE

Europe was the star performer in 2003 under the leadership of Mr. Peter Burema, Regional Director, Europe, CIS & Africa.

UNITED KINGDOM

Ranbaxy (UK) Limited (RUKL) witnessed a successful year, with a turnover of US$ 48.3 Mn, representing a growth of 60% over 2002. This was achieved through an increased presence in the 'Branded Market' and key day-one launch of **Simvastatin** in the generics sector.



The year was characterized by specific focus on improving the key financial parameters. This was further complimented by building a strong and dedicated field force, together with increased automation of the activities.

During the year, RUKL joined the global SAP platform, thereby providing integrated systems in order to meet the increasing dynamics of the organization and keep abreast with the ever-increasing technology advances and local environment requirements.

The Company increased its thrust in the branded segment, in line with Ranbaxy's commitment to move up the value chain. The branded focus is being strengthened with further expansion of the team to launch Ranbaxy's first true branded product.

The year was also marked by various team-building activities, among them being the rollout of the Vision GARUDA, within which RUKL would represent one of the key entities in attaining the global vision.

GERMANY

During the year, Basics GmbH continued to grow its operations, achieving sales of US$ 13.7 Mn, representing a growth of 56%.

Two new products, **Simvastatin** and **Co-Amoxiclav** Tablets, were launched during the year, contributing significantly to the Company's performance during 2003. The Company is confident of further improving its position in the German marketplace in the coming year, with new product introductions during 2004.

2003 witnessed a series of healthcare cost reforms in the German pharma sector. Further reforms have been introduced from January 1, 2004, where apart from the 16% compulsory rebate, the Company's payment structure, pharmacist fee's and the payment to the doctors by patients will undergo a series of change. With the market becoming price sensitive, it is expected that all drugs under one category may have a common reference price.

FRANCE

During the year Ranbaxy initiated the process of taking over RPG (Aventis), the generic pharma business of Aventis in France. This heralded the Company's entry into the world's fourth largest pharmaceutical market. The acquisition was formalized in January 2004 and Ranbaxy Pharmacie Generiques (RPG) was rolled out,



positioning Ranbaxy amongst the Top 5 Companies in the French generic pharma space.

The Company will continue to retain the name RPG, to leverage its strong brand equity and visibility in the French generic market and will invest additional resources on the ground to further strengthen and grow this business.

The Company is acknowledged as a reputed high quality and reliable generic player with a wide range of 52 molecules including 18 of the 20 best selling molecules representing its product portfolio. The major therapeutic areas of the Company include Cardiovasculars, Anti-infectives, Gastro-intestinals, Rheumatoid/Non-Steroidal Anti Inflammatory Drugs, Neurology and Analgesics. It is supported by a strong field force, business development and regulatory team.

POLAND



In the Polish market, Ranbaxy achieved a turnover of US$ 7.9 Mn, growing at 30% over 2002.

Two new CVS products, **Celipres** (Celiprolol) and **Ramicor** (Ramipril), were launched successfully creating new opportunities for higher growth, while a further 9 products were registered during the year.

Closer association with local partners - GlaxoSmithKline and Schwarz Pharma are expected to strengthen the operations position and growth in the next few years.

SPAIN

The launch of **Co-Amoxiclav** along with subsequent launches of **Ciprofloxacin** and **Ofloxacin,** has represented a successful period in Spain.

Following this encouraging activity, Ranbaxy's Board of Directors approved the incorporation of a wholly-owned subsidiary, "Laboratorios Ranbaxy SL" in Barcelona, in December 2003.

The Company has been active in filing regulatory dossiers and a number of ongoing registrations are currently in progress to provide the new subsidiary with an adequate portfolio of products for immediate commencement of business in early 2004.

REST OF EUROPE

Rest of Europe represents Nordic countries, Benelux countries and other countries in Central and Southern Europe.

Much of the focus this year has been on the accession of ten new member states into Europe and the legal, medical and regulatory changes required to be completed by May 2004.

Ranbaxy is well placed to exploit the potential of these new entrants into Europe having already established itself successfully in all the major 'accession' markets.
In **Hungary**, Ranbaxy became the fastest growing Pharma Company and achieved a market ranking of 38 in 3 years of its operation in the market.

'Blockbuster' launches of **Simvastatin** and **Sertraline** in **Central Europe** provided the platform for achieving double-digit million dollar sales in Central Europe.

Operations in **Western Europe** were strengthened with an increasing number of product introductions and key strategic market entry plans were put in place.

BRIC COUNTRIES

BRAZIL, RUSSIA, INDIA, CHINA

BRAZIL

In the year 2003, Ranbaxy Farmaceutica was ranked as the 5th largest generic company. 21 new products were registered in Brazil, out of which 12 were commercialized, as most of the approvals received from National Agencia de Vigilancia Sanitaria (ANVISA) were towards the last quarter of 2003.

Simvastatin, Amoxy-Clav, Levofloxacin, Norfloxacin and **Lisinopril** were the major selling products. More exclusive generic products are in the pipeline for commercialization, which will further strengthen the market share of Ranbaxy in Brazil.





The major thrust of the business was with the Top 10 distributors of Brazil and leading pharmacy chains.

An expanded **Quality Testing Laboratory** was also established during the year, leading to in-house testing of all the products marketed, some of which were being outsourced earlier.

RUSSIA


в России
RANBAXY
10 years
of successful operation
in Russia
10 лет

2003 was a landmark year for Ranbaxy's Russia business operations, both in global sales as well as profits. Primary Sales for Ranbaxy in 2003 was US$ 18.4 Mn, representing a growth of 55% with a robust growth in profits. The growth compared with the 15% Pharma market growth rate in Russia, during 2003.

During 2004, Ranbaxy will be opening a distribution company. This subsidiary will enable both increased regional coverage in Russia and enhance the range of Ranbaxy products offered in the Russian marketplace.

UKRAINE BELT

Following reorganization at the start of 2003, Ukraine Belt now comprises of **Ukraine, Moldova, Belarus, Central Asian Republics, Bulgaria** and **Romania.** Ranbaxy is steadily improving its position in these countries.

Countries in the Ukraine Belt achieved global sales of US$ 12 Mn in 2003, representing a 58% growth over 2002.

UKRAINE

Ranbaxy is ranked 19th in the Ukrainian pharmaceutical market, constituting over 500 manufacturers (Q3 2003 IMS data). Amongst the foreign manufacturers, Ranbaxy's ranking is 6th compared with 11th at the end of 2002.

Ranbaxy's core products, **Cifran** (Ciprofloxacin), **Zanocin** (Ofloxacin) and **Norbactin** (Norfloxacin) occupy leading positions in their respective product segments.

Ranbaxy celebrated its 10th anniversary in Ukraine, with participation by important persons from the government, medical and pharmaceutical community. The event enhanced the Company's image in the Ukraine market.

In keeping with Ranbaxy's image as one of the leaders among the top generic international pharmaceutical companies, **Ukraine Belt** team embarked upon a dynamic process of continuous growth in this region. This has been combined with Medico-marketing training conducted for Ukraine, Romania and Central Asian Republic (CAR) field force.

INDIA



The year 2003 witnessed commendable growth across the India region through a "team work" effort. In keeping pace with the essence of teamwork and employee spirit, a series of people-oriented initiatives were undertaken during the year. This helped the Company reach out to employees and develop a bond among members of the India region. A three-pronged approach involving programs such as "Team Building", "We-Care" platforms and various processes aimed at providing "Functional Support" were tailor-made to meet the above objectives.

In order to increase focus on brand building across various divisions, marketing activities were decentralized and aligned at the SBU (Strategic Business Units) level. This facilitated ownership at the SBU's and led to better control and implementation of strategies at the field level.

Industry Firsts and Gains

The initiatives brought about a "focus" on objectives set for the year, resulting in an increase in market share to 4.83% (a growth of 5.8%) in 2003 - higher than the market growth of 5.1%. India region saw the successful launch of premium molecules in acute and chronic therapies with many 'firsts' to its credit. In the highly competitive Statin market, **Rosuvas** (Rosuvastatin Tablets 5, 10 and 20 mg) was launched by Ranbaxy CV division, giving a further impetus to its **Statin** leadership position. **Desval ER** (Divalproex Extended Release Tablets of 125, 250 and 500 mg) saw Solus SBU's entry in the Anti-epileptic market. Pharma SBU gained further fillip in the hospital market with the successful launch of its first penem, **Cilanem** (Imipenem + Cilastatin, vials of 250 and 500mg of each molecule).

Thriving Brand Competence

2003 was a 'Year of Change' for **Ranbaxy Pharma SBU**, setting in motion a change process that embraced every critical growth driver for the SBU.

While key 'Brands' were identified and prioritized based on the future potential and volume of business, the older brands were managed through a maintenance strategy. Efforts were made to develop special focus on communication and promotion of brands. Post Marketing Surveillance (PMS) studies, Continuous Medical Education (CMEs) and Round Table Meets became an integral part of the marketing mix employed by the SBU. Field force managers were trained to conduct CMEs; a record number of CMEs were conducted during the year. The formidable field force of Pharma augmented the strong relationship with the medical fraternity, by increased scientific information dissemination.

The coordinated efforts resulted in

- Pharma SBU attaining number 2 position in **Cephalosporins** from the fourth quarter of 2003, with a market share of 12% (Source: ORG, Dec'03).
- An aggressive entry in the premium injectables market with the launch of **Cilanem** (Imipenem + Cilastatin), **Cefdiel** (Cefipime inj of 0.5 and 1 gm) and **Ceftop** [Cefoperazone + Sulbactam (vials containing 500 mg of Cefoperazone and 500 mg of Sulbactam, also available in 1gm strength of each molecule)].
- **Rofibax** (Rofecoxib Tablets of 12.5, 25 and 50 mg) despite the onslaught of various low priced brands, and **Romilast** (Montelukast Tablets of 4, 5 and 10 mg), Ranbaxy's brand in Asthma, maintained their No 1 positions.

Focused Presence

Project Pyramid set the stage for increasing Ranbaxy's Cardiovascular and Diabetes presence by creating a specialized SBU of Ranbaxy CV division, with an exclusive focus on Cardiovascular & Anti-Diabetics (CVD) market. After its formation in July 2002, the Ranbaxy CV team worked relentlessly to create a canvas for writing success stories.

Understanding the importance of the customer in the Cardiovascular Market, Ranbaxy CV launched sophisticated Customer Relationship Management (CRM) strategies like HDL (Hypertension, Diabetes, Lipids) Symposia and updates, to strengthen equity with Cardiologists, Diabetologists and Physicians. Four brands, identified as key drivers of growth for the year 2003, represented the 4 main therapeutic segments within the CVD market - Lipid Lowering Agents, Anti-hypertensives, Anti-Diabetics and Anti-coagulants. The four brands, **Storvas** (Atorvastatin Tablets of 5, 10 and 20 mg), **Covance** (Losartan Tablets of 25 and 50 mg), **Pioglar** (Pioglitazone Tablets of 15 and 30 mg) and **Ceruvin** (Clopidogrel Tablets of 75 mg) showed strong growth and were primarily responsible for driving the divisional market shares.

Expanding Stancare Range

Stancare SBU is focused on maximizing revenues in the area of Anti-infectives amongst the existing range and is aggressively exploring for additional molecules/brands in new therapy areas to exploit market potential. Stancare restructured its operation to re-engineer itself into a specialty-focused division in line with the strategic objective.

The flagship brand, **Zanocin** (Ofloxacin), registered a 46% growth over the previous year and maintained its market leadership in the segment. This has been achieved through creative segmentation and positioning of **Zanocin OD** (once-a-day), an NDDS (Novel Drug Delivery System) product. The year also witnessed the launch of **Refzil-O** (Cefprozil). Ranbaxy was the first company to launch this 3rd generation novel oral Cephalosporin which was received well in the market. The last quarter of 2003 saw intensified activity in the Urology segment due to the changing demographics of an aging population and a rise in urological disorders. A dedicated urology task force focusing on urologist to build strong foundation for future is in place.

Enhancing Market Share

Rextar implemented various systems and procedures, which brought about significant commercial discipline. Focus on prescription generation saw upward movement in certain brands like **Spasril, Ultrazox, Roscilox** and **Statum** range.

Year 2003 was a year of consolidation of market share and new initiatives for Rexcel as the division registered an increase in market share from 0.59% (ORG Dec 2002 MAT) to 0.63% (ORG Dec 2003 MAT).

Crosland's commitment to Dermatology was reinforced by the introduction of a new Anti-histamine brand, **Teczine** (Levocetirizine). The product was among the top 10 introductions in the industry during the year 2003 and was No. 1 among the new product introductions by Ranbaxy. **Minoz** (Minocycline), introduced in June 2003, also received excellent response.

Solus, the CNS SBU, dedicated to the service of neurologists and psychiatrists, consolidated its position in the CNS market. Solus is ranked No. 2, in the represented product market. Serlift, the No. 1 brand in the Sertraline category in India, maintained leadership position in the year 2003. The SBU also consolidated its position in the Antidepressant market with the launch of **Cilentra** (Escitalopram) and **Olanex F** (Olanzapine+Fluoxetine). In 2003, two new Antipsychotics, **Socalm** (Quetiapine) - the No. 2 brand in the segment and **Aripra** (Aripiprazole) - the No. 3 brand in the segment, were launched. Ground-breaking marketing strategies marked the launch of the product **Desval ER** (once daily NDDS Valproate) in the Anti-epileptics market for the first time in India. Both **Desval ER** and **Selzic** (Oxcarbazepine) have provided an opportunity to augment presence of Solus in the neurology segment. The year 2003 also reiterated Ranbaxy's commitment towards technological advancements in field operations through sales force automation of Solus, implementing an e-reporting system.

Super Specialties SBU continued its foray in the Anti-HIV segment through the launch of **Virol ALZ** Tablets (Abacavir 300 mg + Lamivudine 150 mg +Zidovudine 300 mg) and **Virol** Tablets (Abacavir 300 mg). Nephrology portfolio was enhanced through the launch of **Ceriton** (EPO).**Xtroz** (Gemcitabine) was launched in the Oncology segment. The division created a dependable pool of Key Opinion Leaders in all the three segments with increased enrollment of patients and a dedicated field force in all the 3 therapy areas.

Year 2003 saw **Blue-R** increase its ORG market share to 0.54% (0.49% in 2002), thus strengthening its position as the 2nd largest company in the Generics segment. The focus in 2003 was on relationship building with core customers and suppliers. The division with its strong distributor network spread across India and with a product portfolio of over 215 Stock Keeping Units (SKUs) is managed by a well-knit team of over 30 people in the field. A strong and dedicated team of 15 manufacturers has been developed to cater to the ever-increasing product requirements. These initiatives were responsible for Blue -R's market leadership.

CHINA



During the year 2003, the **Ranbaxy (Guangzhou China) Limited, (RGCL)** improved its ranking from No. 31 to No. 27 (IMS MAT Q-4'03) amongst the leading Joint Venture companies operating in China and achieved sales of US$ 12.3 Mn, a growth of 87%.

The Company strengthened its presence in the high growth therapeutic segment of Cardiovasculars with **Simcor** (Simvastatin) being rated among the Top10 new launches of year 2003. **Cepodem** (Cefpodoxime Proxetil) also became the brand leader in the first year of launch. **Cifran** (Ciprofloxacin) brand continued to enjoy high levels of recognition amongst the medical fraternity, with a market share of 39.4%.

The sales of **Tomiron**, an Original Research Company (ORC) from Toyama, Japan, increased by three fold, a tribute to the Brand building capabilities of the sales and marketing Team. These capabilities have been further reinforced through the creation of a new Excel Team, which shall focus exclusively on the launch of new branded products.

During the year, the customer-base was expanded and geographical coverage of the products were further enhanced.

Eight new product filings were done and nine product approvals were granted by the State Food and Drug Administration (SFDA) in the year 2003.

RGCL, with diversification of its product range in different therapeutic segment and introduction of new products during the year 2003, has positioned itself well, after a steep price cut of 45% of its flagship brand in 2002. A solid foundation has been laid for stronger performance in the years to come.

REST OF THE WORLD

JAPAN

Japan, the second largest economy of the globe, is also the second largest Pharma market in the world. Ranbaxy entered the Japanese generic market in 2002 by striking a strategic alliance with a mid-sized Pharma company - NPI.



The generic penetration in the Japanese pharmaceutical market has been a low 5% (approx. US $ 2.5 Bn in value terms). The Japanese pharmaceutical market, which has predominantly been a branded prescriptions product market, has in recent times begun to show encouraging trends towards the entry and usage of generics, owing to the Japanese Government's health sector reforms. The strong political will backing these reforms is expected to trigger a buoyant growth in the generic market going forward and Ranbaxy through this alliance would be at the forefront to capitalize on this attractive opportunity.

The Japanese partner of Ranbaxy-NPI has access to a strong field force and an established customer franchise. This coupled with Ranbaxy's robust generic product pipeline through its strong R&D and it's worldwide marketing expertise makes it a strong alliance, which will benefit both parties substantially. In the last two years the companies have worked towards identifying a strategic portfolio of potential generic opportunities so as to get a sustainable competitive advantage in the generic market of Japan.

Japan is seen as an important growth engine for Ranbaxy to scale its way up to US$ 5 Bn mark by 2012.

MALAYSIA

During 2003, **Ranbaxy Malaysia Sdn Bhd. (RMSB),** achieved sales of US$ 11.0 Mn with a growth of 28% and was ranked No 13 in the Malaysian Pharmaceutical market (Source: Pharma-November 2003). The major products contributing to this growth were **Lestric** (Lovastatin) Tablets, **Simvor** (Simvastatin) Tablets, **Histac** (Ranitidine) Tablets and **Sporidex** (Cephalexin) Capsules and Syrups. Four new products were also registered in 2003.

Throughout the year, there were many HR related activities which enhanced the spirit of oneness within the Company. These activities culminated with a Mega Annual Dinner and Dance in Kuala Lumpur wherein all the employees participated in the fun-filled event on 31st December night and ushered in the New Year.

THAILAND

In the year 2003, **Ranbaxy Unichem Co. Ltd. (RUCL),** with a turnover of US$ 5.5 Mn, grew by over 16%. The Company moved up the ranks to be amongst the Top 40, registering a growth faster than the market.

Focus was on prestigious Hospital markets of Bangkok with thrust on Brand Marketing and Medico Marketing, paving the way for introduction of more value-added, differentiated products in future.



To build competence for Brand Marketing and Concept Marketing, a specialty team at Bangkok was established to focus on Opinion Leaders. The team also shares medico-marketing achievements with select audience of specialists and hospital pharmacists, to enhance the Company's image. The sales and marketing team is undergoing training through professional trainers from IMS, to sharpen the brand promotion competence skills. RUCL would be ready with the competence of Brand Marketing to maximize the potential of our unique (NDDS) products in future.

MEXICO

The year 2003 saw activities on several fronts to build a successful business in Mexico. Product approvals for 15 products were obtained from The Ministry of Health and a number of filings were also made. The first shipment of Ranbaxy brands was exported to Mexico towards the end of the year, followed by regular exports in 2004, facilitated by sales and marketing activities in Mexico.

Year 2004 will see an intense sales and marketing activity to establish the Ranbaxy brand in Mexico (one of the Top 10 pharmaceutical markets in the world).

PERU

In the year 2003, Ranbaxy`s operations in Peru underwent several changes, focusing on improving the Marketing Key Performance Indicators (KPI) and financial operating parameters. The focus on operations was aimed at consolidating activities, ensuring a strong base for launch of a steady pipeline of new products in the Peruvian market.

After the successful launch in India, **Bacqure** (Imipenem + Cilastain) was launched in Peru in December 2003. Bacqure is expected to emerge as a major brand for Ranbaxy in the coming years.

Ranbaxy continued to be among the Top 50 Companies during the year, moving to 37th position in Units in December 2003 from 46th position in 2002 (Source: IMS).

CENTRAL AMERICA & CARIBBEAN ISLANDS (CACI)

In the Central America and Caribbean Islands the focus was shifted towards strengthening the trade business in 5 to 6 countries. The CACI business is all poised to grow further in the years to come from the present small scale of business, both in terms of sales and profits.

AFRICA



Year 2003 was a successful period for Ranbaxy in Africa, achieving total sales of US$ 40 Mn, a growth of 43% for the year.

The highlight for the year was the recognition of Ranbaxy as a leading supplier of Anti-Retro Virals (ARVs) in a majority of the countries in the African continent. With a large number of ARVs registered in more than 20 countries in Africa and a number of new formulations likely to be registered in the coming months, the Company is all set for a strong performance in 2004.

Successful entries into new markets including **Ethiopia, Rwanda, Mozambique** and **Angola** in 2003 have opened up new opportunities for growth in the coming year.

NIGERIA

Ranbaxy Nigeria Limited (RXNL) consolidated its position as the 3rd largest Branded Generic Company in the Nigerian market with sales of US$ 12.7 Mn, a growth of 12% over 2002.

The successful launches of **Revital, Klabax, Reftax** and **Vercef** ensured consistent growth in 2003. In addition to the new product sales, the ARV segment showed remarkable growth fueled by an increase in the private market sales of ARV products. Ranbaxy, which has already established a leadership status in this segment, would strengthen it further in 2004, with the commencement of local manufacturing of pediatric dosage forms of ARVs in Nigeria.

RXNL continues its focus on providing quality service to the market and the strategy has proved to be effective by receiving a number of exclusive tenders from the Nigerian Ministry of Health. Successful marketing, public awareness and social responsibility activities contributed to the successes achieved by RXNL in Nigeria.

SOUTH AFRICA

2003 was another exciting year for **Ranbaxy (S.A.) (Pty) Ltd. (RXSA).** The Company's sales increased from US$ 5.7 Mn to US$ 10.7 Mn, making it one of the fastest-growing companies in South Africa in 2003. Ranking within the local pharmaceutical market improved from 40 in December 2002 to 32 in December 2003.

Five products were launched during the year, two of which allowed RXSA to enter the chronic market segment. The Company also embarked on its first branded product



launch exercise, with the introduction of **Ceroxim** (Cefuroxime Axetil).

Field operations were expanded during the year, with a new detailing team focusing on the brand promotion to specialists and key hospitals' doctors. This is expected to greatly benefit in the launch of new products like **Cefpodoxime Proxetil** and **Sertraline,** which RXSA plans to introduce in the first quarter of 2004 as branded generics.

Another significant development is the registration of four ARVs under 'Thembalami', the JV Company with Adcok Ingram, the largest pharmaceutical company in South Africa, which was established in 2002, to market ARVs in South Africa. Several more registrations are expected in the coming months. As one of the companies selected by the Clinton Foundation program for treatment of HIV positive patients, the Company expects to contribute appreciably in the fight against AIDS in South Africa.

EGYPT

Ranbaxy Egypt Ltd. (REYL) achieved a growth of 37% in sales in local currency (as per IMS), with strong growth in its new products backed by very sound marketing support. However, because of the steep devaluation in the value of the local currency, operating results in dollar terms was adversely affected, leading to turnover growth in US dollar terms of only 7%. Changes in legislation and consequent delay in registration of new products created a very challenging situation. Revised strategy, reorganization of marketing and sales organization, cost control and change in product focus which has been initiated by the local management to overcome this situation, are expected to help improve the situation in 2004.

MIDDLE EAST

The Middle East region, with its guiding objective of ***'Achieving Sustainable Profitable Growth',*** continued its robust performance for the second year in a row. The region achieved sales of US$ 9.4 Mn, registering a healthy growth of 32% over the previous year.

Ranbaxy achieved the distinction of becoming the largest generic company in UAE. The Company is also the fastest-growing among the Top 20 companies, including innovators, and is out-growing the market by over 4 times. 3 among the 11 brands in 2003 were over a million US dollar brands and feature in the Top 50 in UAE.

Ranbaxy widened its operation in the Middle East, by commencing business in 3 additional countries viz., **Kuwait, Lebanon** and **Saudi Arabia.** Ranbaxy holds the distinction of being the first and only Indian Company present in these 3 countries.

In **Sri Lanka,** Ranbaxy registered a stellar performance despite a sluggish Pharma market. Ranbaxy raced to No. 2 rank (IMS Q4 MAT 2004), the highest ranking ever achieved since the Company started its operations in the country.

In **Oman,** Ranbaxy continued to maintain its leadership position in the private market for the fourth year in succession.

RGCH Business



Ranbaxy Global Consumer Healthcare (RGCH) completed a full year of business, achieving a turnover of Rs. 552 Mn in 2003, the highest achieved in past 7 years from the 4 brands: **Revital, Pepfiz, Garlic Pearls** and **Gesdyp** (Source:ORG)

The business achieved 30% growth in primary sales in 2003 over last year. This growth has been achieved even when the business moved from a traditional credit base collection format to a cash collection system of payment from 40 FMCG distributors. Business reported a 34% growth in secondary sales in 2003, thereby growing much faster than the Indian Pharmaceutical Industry (which grew by 5.1% according to ORG Chemist Audit Report). This is comparable to the FMCG business, which grew in single digit for the same period.

Revital, the key brand in RGCH portfolio, attained a 35% growth in secondary sales this year, with a market share of 67.1%. Revital became the 18th largest brand (in terms of sales) in the Indian Pharmaceutical market (Source: November 2003, ORG Chemist Audit Report), a significant improvement from its 32nd rank in September 2003, (a month before the brand was switched to OTC). This is the highest ranking achieved by Revital in two-and-a-half years.

Pepfiz performed exceedingly well in 2003 with a growth of 63.3% in primary sales, 74% in secondary sales and a market share of 5.1%.

The distribution infrastructure of RGCH continued to grow from strength to strength throughout the year in terms of number of distributors, number of exclusive Distributor Sales Representatives (DSRs) and coverage.

The Business Communication Strategy was to have an integrated communication with doctors at one end and consumers at the other. In line with this approach, the business brought together the effort to reach Doctors and to continue the prescription flow and retain and increase doctor-endorsement for RGCH brands. This was done along with consumer communication and widespread availability through enhanced coverage. The effort has resulted in Sales and Prescription growth.

Ranbaxy has strong presence in all major therapeutic segments. Sales in 2003 demonstrated the width and strength of Ranbaxy product portfolio.

Global audited pharmaceutical sales have been estimated by IMS World Review to reach US$ 466.3 Bn in the year 2003, with a robust growth rate of 9%. North America, Europe and Japan accounted for 88% of audited worldwide pharmaceutical sales. The top three therapeutic categories worldwide were Cholesterol and Triglyceride Reducers, Anti-ulcerants and Antidepressants.

Ranbaxy has strong presence in all major therapeutic segments. Sales in 2003 demonstrated the width and strength of the Ranbaxy product portfolio. Existing products strengthened their respective positions in the marketplace and were well supported by successful new product introductions. Some significant launches included **Simvastatin** in the UK market, **Sotret** (Isotretioin), **Dispermox, Co-Amoxyclav** and **Ganciclovir** in the US and **Cilanem** (Imipenem + Cilastatin), **Rosuvas** (Rosuvastatin), **Refzil-O** (Cefprozil), **Desval ER** (Divalporex ER), **Aripra** (Aripiprazole) and **Roliten** (Tolterodine) in the Indian market.

The Company is progressively evolving its branded products portfolio, keeping in view the proprietary business objective of 2012, while simultaneously maintaining focus on enriching and enlarging the generic business.

Ranbaxy Top 10

Rank	Product	Sales (US$ Mn)
1	Cefuroxime Axetil	103.1
2	Co-Amoxyclav	84.9
3	Amoxicillin & Combination	63.2
4	Cephalexin	51.2
5	Simvastatin	35.1
6	Clindamycin	34.8
7	Ciprofloxacin	33.0
8	Minocycline	23.6
9	Isotretinoin	21.9
10	Ranitidine	20.9

Anti-infectives

Anti-infectives, a US$ 18 Bn market, creates a perpetual opportunity for the drug industry, as new antibiotics are constantly needed to target resistant organisms. Anti-infectives franchise sustained dynamic momentum and remained the major revenue earner for Ranbaxy in 2003.

Cefuroxime Axetil was the star performer for second year in a row, earning over US$ 100 Mn in 2003. **Co-Amoxyclav** (Enhancin/Mox-clav) boosted by the launch in the US market, was the second best selling antibiotic, with US$ 85 Mn in sales. **Amoxicillin** and its combinations (Mox/Ranoxyl)


SOTRET
Isotretinoin Capsules, USP
20 mg
RANICLOR
PROCTO-KIT 2.5%
RIOMET
Panixine DisperDose

contributed US$ 63 Mn, followed by **Cephalexin** (Sporidex) US$ 51 Mn, **Clindamycin** US$ 34 Mn, **Ciprofloxacin** (Cifran) US$ 32 Mn, **Minocycline** US$ 23 Mn and **Cefaclor** (Keflor/Vercef) US$ 20 Mn.

Ganciclovir, launched in the US market this year, succeeded in garnering a large market share. Another significant launch in the US market was Dispermox, the branded version of Amoxicillin Tablets for oral suspension. Dispermox embodies a new dosage form of a time-tested Antibiotic to provide additional benefits in terms of dosing accuracy. This new dosage form of **Amoxicillin** is expected to be especially beneficial for pediatric patients. Ranbaxy also received US FDA approval to commercialize a similar dosage form of **Cephalexin** as **Panixine DisperDose.**

In India, Ranbaxy continued to be a force to reckon with in the Anti-infectives arena with its three brands - **Sporidex**, **Cifran** and **Mox** ranking among the Top 25 pharmaceutical brands as per the ORG-MARG. Ranbaxy also launched **Cilanem** (Imipenem + Cilastatin), a high end injectable Anti-infective for serious infections for the first time in the Indian market.

HIV/AIDS

The Anti-HIV business witnessed robust growth during 2003 with Ranbaxy emerging as one of the leading generic manufacturers of Anti-Retro Viral (ARV) drugs. The Company received WHO pre-qualification for its fixed dose combinations, **Triviro-LNS** Tablets (Lamivudine + Stavudine + Nevirapine) and **Coviro-LS** Tablets (Lamivudine + Stavudine), taking the tally of the Company's WHO pre-qualified Anti-HIV products to 22, the highest for any company. Ranbaxy presently markets 13 bio-equivalent generic ARVs in 34 countries globally. As a responsible corporate entity from a developing nation, Ranbaxy has constantly endeavored to provide quality ARV generic drugs at affordable prices. In pursuance of this objective, Ranbaxy entered into a landmark agreement with The William



Jefferson Clinton Foundation to supply ARVs at reduced prices to 15 countries in Africa and the Caribbean. This agreement will affect millions of patients in these countries.

Cardiovasculars

Cardiovascular drugs, with sales of over US$ 73 Mn, was the second largest therapeutic category for Ranbaxy in the year 2003.

Simvastatin (Simvor/Simvotin) was the best-selling Cardiovascular product and was also among the Top 5 products overall for Ranbaxy. 'First day' launch in the UK market contributed to a total sales of US$ 35 Mn. In the Indian market, **Storvas**, Ranbaxy's brand of Atorvastatin, maintained its leadership position with a 21% share of the total statins market. Ranbaxy also launched the most recent statin, **Rosuvastatin** (Rosuvas) in India to further augment its presence in this highly competitive segment.

Anti-hypertensive agents **Lisinopril** and **Enalapril** were other significant contributors to Cardiovascular segment for Ranbaxy.

Musculoskeletal

Favorable demographics and a shift to technologically advanced products are fueling the growth in the musculoskeletal market. The demand for musculoskeletal products continues to grow with the aging population.

Rheumatology and Musculoskeletal drugs grossed approximately US$ 51 Mn with **Ketorolac Tromethamine** (Ketanov) being the major contributor to sales in the year 2003.

In India, Ranbaxy ranked at the top in terms of prescription share from the Orthopedist specialty. Notable among the musculoskeletal products in the Indian market were **Rofibax** (Rofecoxib) which remained the leading brand in the Cox-2 inhibitors market and **Volini** (Diclofenac), commanding a significant market share and maintaining its strong leadership position in the Topical Non Steroidal Anti-Inflamantory Drugs (NSAIDs) segment.

Gastrointestinals

Ranbaxy markets a number of gastrointestinal products including **Ranitidine**, Proton pump inhibitors - **Omeprazole**, **Esomeprazole, Lansoprazole** and **Pantoprazole, H. pylori eradication kits,** Digestive enzyme combinations, Antacid combinations and various Laxatives. Gastrointestinal drugs registered sales of over US$ 49 Mn in 2003, strongly supported by sales of **Ranitidine** (Histac) and **Omeprazole** - (Omesec/Romesec).

Central Nervous System (CNS)

Overall, the CNS segment contributed US$ 41.3 Mn sales in the year 2003. **Lorazepam** was the leading product in the CNS segment, closely followed by **Citalopram** and **Pentazocine** (Fortwin).

In the Indian market, **Serlift** (Sertraline) maintained its leadership brand status with a 27.6% market share. A significant achievement in this therapeutic area was the launch of **Desval ER** (Divalproex ER), a technically advanced and differentiated NDDS product for treatment of epilepsy, migraine and manic disorders.



Dermatology

Dermatology is shaping up as a key therapeutic category for Ranbaxy, achieving sales of over US$ 41 Mn in the year 2003, registering a growth of 88.5% over last year. These strong trends were largely boosted by successful launch of **Sotret**, the branded version of the Anti-acne drug Isotretinoin, in the US market. Sotret was the leading Dermatological product for Ranbaxy in the year 2003, registering sales of US$ 22 Mn. In the Indian Market, Ranbaxy was ranked at the No. 2 position in terms of overall prescriptions from dermatologists.

Nutritionals

Revital, Ranferon and **Riconia** have placed the Company in strong position in the Nutritional segment. **Revital** registered sales of over US$ 11 Mn, well supported by its OTC promotion in India. Media campaigns highlighting the value of this brand have been successful in increased visibility and sales. 'Iron supplements' including **Ranferon/Fenules** accounted for another significant contributor to this category. **Riconia** maintained its top position in the Indian market in the Multivitamin multimineral segment.

Respiratory

Respiratory drugs brought in US$ 27.8 Mn in sales in 2003, with **Loratadine** being the leading product. **Romilast** (Montelukast) maintained its leadership brand status in the oral solids respiratory market in India, with a market share of approximately 45%. Other key products for the Company in this segment include **Fexofenadine** (Altiva), **Chericof** and other Cough and Cold mixture preparations.


Loperamide Hydrochloride
ANTI-DIARRHEAL
ARTHRITIS PAIN RELIEF
RANITIDINE TABLETS
75 mg


OFLOXACIN
CEPHALEXIN

Global Licensing at Ranbaxy focused on creating research alliances and networks during 2003. The highlight of the year was the signing of a path-breaking deal with a leading global pharma major, **GlaxoSmithKline (GSK)**, in October 2003. The collaboration will provide an opportunity to both organizations to leverage each other's strengths in discovering and developing new drugs.

Ranbaxy also signed an agreement with **Medicines for Malaria Venture (MMV),** Geneva, to develop novel treatment therapies for Malaria. In this agreement, Ranbaxy will carry out the development, and file an Investigational New Drug (IND), once it has established efficacy and safety in the pre-clinical phase. MMV will fund the research and development expenditure, while Ranbaxy will retain the right to manufacture and market the product in specified territories.

In another partnership deal, Ranbaxy and **Anna University**, Chennai (India), signed an agreement for joint research on discovering new drugs. In this agreement, Ranbaxy will fund the Centre for Biotechnology (CBT), Anna University, to screen compounds from natural as well as synthetic sources in areas of Metabolic disorders, Urology, Inflammatory and Respiratory diseases. Ranbaxy will be responsible for pre-clinical and clinical development and commercialization of products discovered in this partnership.

Ranbaxy entered into a partnership agreement with **Institute of Nuclear Medical and Allied Sciences (INMAS)** Delhi, under the aegis of Defence Research Development Organization (DRDO). Under this agreement, INMAS will conduct pharmaco-scintigraphy studies for Ranbaxy, which will enhance the efficiency of the product development process.


Markets
Developing
Manufacturing
Diversification
Value- additions
Diversification
Expansion
Licensing
Synergy


Alliances
Trends
Value- additions

The Chemistry of Change

To stay on top, it's vital to move on. And be a change leader. At Ranbaxy, the search for new vistas of opportunity is constantly transforming the organization, to make it ever globally competitive.

The excellent growth of the Company in terms of sales was matched with substantial capacity augmentation and modernization / automation of almost all the manufacturing facilities around the world, during 2003.

USA

In the US, the new liquid oral facility at Gloversville, New York, was approved by US FDA and was commissioned with the launch of **Riomet**™, an Anti-diabetic liquid oral formulation.

In order to meet the robust growth in US markets, a new site was acquired, at New Brunswick, New Jersey, in late 2002. Work on the expansion of dosage forms capacity was carried out during 2003. The site was inspected and approved by US FDA in early 2004.

The existing Livingstone Avenue facility, in New Brunswick, New Jersey, was upgraded and modernized and substantial capacity expansion was carried out during the year.



ASIA PACIFIC

Work on modernization and capacity enhancement was carried out in the infusions facility and RGCL, Guangzhou, China.

Modernization / expansion was also carried out during the year at RMSB, Sungei Petani, Malaysia.

INDIA

Dosage Forms

In India, area expansion and modernization of the Cephalosporin facility at Dewas (Madhya Pradesh), was completed during the year, providing adequate capacity to meet future requirements.

Major capacity expansion work was initiated at the dosage forms facility at Paonta Sahib (Himachal Pradesh), where a new state-of-the-art facility is slated for commissioning by May, 2004. This will significantly enhance the existing capacity at Paonta Sahib.

Substantial capacity enhancement in the Fermentation facility at Paonta Sahib was completed as per schedule, during the year.

The dosage forms facilities at Paonta Sahib and Dewas had the unique distinction of being approved by WHO-Geneva, for manufacturing and supplying Anti-AIDS products throughout the world.

APIs (Active Pharmaceutical Ingredients)

Keeping in view the Company's philosophy to protect the environment, substantial investments were made in the API facility at Toansa (Punjab). The new integrated waste management system has membrane filtration, thermal evaporators and a state-of-the art incineration system. The system is under commissioning trials. Similar work is planned during the year at the Mohali (Punjab), facility.

All the facilities remained in compliance throughout the year. A record number of inspections, by various International Regulatory Agencies, were carried out successfully at various locations within India and in plants overseas.


RANBAXY


ohm

...Information Technology is no longer a mere resource to business; it now plays a major role as the catalyst in Ranbaxy's 'Chemistry of Change'.

Information Technology, the Winning Catalyst

In today's global business environment, processes to manage change and optimize out-performing delivery, are essential. In this scenario, Information Technology is no longer a mere resource to business; it now plays a major role as the catalyst in Ranbaxy's 'Chemistry of Change'.

The focus of the Information Systems group has been to provide services across business verticals in the following key segments:

- Customer Interactions and Servicing
- Compliance: Financial and Regulatory
- Efficiency in Operations, including Visibility of Information to Decision Makers
- Technology based growth enablement and risk mitigation

Portal Presence

The current flagship customer portal in India, www.ranbaxyfordoctors.com, continued its strong presence with more than 25 million hits during the year, even as the corporate website www.ranbaxy.com registered over 19 million hits in the same period. To enhance outreach to our customers and vendors, www.ranbaxypartners.com was launched to improve efficiency in our business processes by delivery of critical information, whilst bringing greater visibility into our system. New websites were established for focused information dissemination to our customers across the globe. Notable among these were www.aidonaids.com, www.sotret.com and www.dispermox.com

Customer Friendly Sites

Similarly, Ranbaxy's initiatives in the area of Customer Interactions and Servicing in the US have included implementation of best-in-class systems. This focus ensures consistent and effective handling of customer needs or any complaint, with subsequent reporting as per regulatory requirements. The Company's US sites have been integrated onto a single voice/data communication platform, enabling a virtual integrated access to the customer services team. A significant part of Ranbaxy's business with customers is transacted via EDI (Electronic Data Interchange). One of the leading US wholesalers recently ranked Ranbaxy's information delivery to them at the highest possible rank in their rating.

In the compliance arena, Ranbaxy has implemented industry leading solutions for Government Reporting, Medicaid claims validation and for Adverse Events Reporting. Standardization and migration of all Standard Testing Procedures and Product Specifications on a common Enterprise Document Management System across our manufacturing locations and R&D, was achieved with workflow for change management protocols, providing user-friendly, secured access.

Field Forces

Sales force automation has catalyzed field forces in various geographies. In India, a quantum jump was taken to digitize the field forces of the Mumbai headquartered sales divisions. The field forces in Brazil, South Africa and the US brand marketing divisions deployed electronic order processing and customer contact programs through various mobile devices and e-applications.

To improve internal productivity, the Company's employee portal, www.myranbaxy.com, was cascaded globally. My-Ranbaxy is a platform for Ranbaxians, irrespective of their location, to come together and share information and knowledge. Data warehouse application supported informed decision-making through analytics to India Region and Global Supply Chain. Key operating statistics and exceptions were shared using dashboards, Spectrum reports and KPI measurements. Workflows were deployed across some of the financial systems to improve compliance and also improve efficiency in operational processes and are continuously realigned to reflect changing requirements as a result of growth, including industry and regulator expectations in terms of governance and compliance.

Year of Change

The year saw rollouts of our ERP (SAP R/3) to UK & Ireland extending global revenue coverage to approximately 90% through SAP. Our extended network also covered third party manufacturing of Dosage Forms and API intermediates. This side chain integration on the supply side helped improve our ex-India customer servicing. Implementation of bar-coding and warehouse management solutions in our Jacksonville distribution center, (USA), improved fill rate and accuracy significantly.

Ranbaxy is a leader in its peer group in deploying IT. The SAP R/3 delivery model of Ranbaxy was audited by SAP and awarded **SAP Customer Competence Center** (CCC) title to Ranbaxy. This was given in recognition of the outstanding quality of services to the user. The year also saw selection of SAP HR for global integration of HR function and advance production scheduling and optimising software from SAP (APO) to improve the effectiveness of our global supply chain.

R&D

Likewise, R&D Informatics has taken major initiatives to improve productivity and reduce cycle time of speed-to-market. These include managing the creation and tracking of dossiers for worldwide submissions electronically,





standardizing core document management platform to manage scientific knowledge and decision data, enabling us to plan, conduct and analyze data from clinical studies electronically and ensure compliance with GCP/GLP and such other regulatory requirements with CFR 21 Part 11. Significant investments have been made in establishing a sound foundation for computing architecture, enable R&D to better manage scientific data and enabling the scientific community to make data-driven decisions on the development of the Ranbaxy product portfolio.

No technology deployment initiative would succeed without robust change in management programs including training and awareness. India locations alone invested over 1800-person days in IT related training.

Technology deployment was delivered through a robust backbone of network and hardware infrastructure. Research Informatics commissioned a state-of-the-art data center to support the exponential growth needs of our Drug Discovery and Development teams. Risk Mitigation was addressed through a Disaster Recovery site being commissioned for our ERP system, cluster servers for critical business applications including messaging, and providing redundancy links across our Wide Area Network (WAN) Productivity initiatives were taken up through Storage Area Network (SAN), Voice and Data Integration and bandwidth usage optimizers.

Closed Security System

Information security for both our external and internal customers continued to receive prime attention. During the year, Ranbaxy continued to enhance security by putting in multiple levels of defenses and continuous upgradation of security infrastructure. Recognizing the limitations of technology, a simultaneous focus was placed on raising user alertness through campaigns of user involvement in training and awareness sessions on IT security.

The larger goal at play for Ranbaxy Information Systems is to be the reagent of transformation to catalyze alignment of people and business processes to deliver "delight" to external and internal customers, and thus help the organization gain a competitive advantage in fulfilling its strategic objectives through innovative use of technology.

Corporate Affairs & Corporate Communications

Ranbaxy has emerged as the most widely covered Pharma Company by the Indian media and the CC team is further building its media relations in key markets of USA and Europe.

CORPORATE AFFAIRS

Encompassing **Government Relations, Public Policy, Public Affairs** and Corporate Communications, the Corporate Affairs team gives the Company the necessary profile to be able to participate meaningfully and in a constructive manner in public initiatives such as industry-wide **pharmaceutical policies** and **regulatory functions** on a global scale.

The pre-requisite for this was to successfully establish Corporate Affairs teams for various regions responsible for covering all key markets such as the **USA, Europe** and **BRIC** countries.

During the year, constant external interface was maintained through industry associations to convey the Company's viewpoints on all major issues involving **marketing approvals** and **fiscal policy** at the highest levels in the respective governments.

The Corporate Affairs team plays a significant role in maintaining cordial relationship and rapport with the Central and State health regulatory offices in India and abroad, ensuring strict adherence to their laid down norms. The Company is represented effectively in All-industry bodies and Pharma specific industry associations, globally, through the Corporate Affairs team.



CORPORATE COMMUNICATIONS

The Corporate Communications team (CC) at Ranbaxy is responsible for building, maintaining and enhancing Ranbaxy's Global Corporate Image and Reputation. It manages all facets of communications with specific focus on strategizing and implementing External and Internal Relations of the organization, in all the key markets. The two adopted, applied and practiced in tandem have built a strong Corporate equity for Ranbaxy over the years. CC achieves the above objectives by aligning all communications with the **Corporate Mission, Vision, Aspirations** and **Values.** It is engaged in conceptualizing and developing various Communication tools across different mediums such as Annual Report, Newsletters, Brochures, Multimedia Presentations, Audio-Visuals, Films, Websites, Corporate Exhibits, Corporate Advertisements, Motivational Events, etc.

Today, Ranbaxy is not only a Company of repute in India, but is also one of the best companies in the world pharmaceutical market. The Company was recently conferred with The Economic Times *(a leading Indian Business Daily)* Corporate Excellence Award as **"The Company of the Year"** in October 2003, a testimony to Ranbaxy's practicing values.

Ranbaxy has emerged as one of the most widely-covered Pharma Company by the Indian media and the CC team is further building its media relations in the key markets of USA and Europe.

During the year, significant media coverage in leading international publications such as **Wall Street Journal, New York Times, Sunday Times, Financial Times, Le Monde, The Economist, Finance Asia, Business Week, The Guardian, The Forbes** and **International Herald Tribune,** reflects Ranbaxy's growing presence in the international media.

While keeping the external audiences abreast on the Company's developments, CC is also engaged in communicating with around 9000 strong Ranbaxy family and knits them together, bringing down the global barriers of distance and language. During 2003, CC played a significant role in the **Vision GARUDA Cascade** globally, by

VISION GARUDA

Building tomorrow

RANBAXY



conceptualizing, developing and implementing the communication plan to prepare Ranbaxians for the next decade.

Together Ahead, the Company's global internal newsletter published by Corporate Communications, has emerged as a strong brand, reflecting the sentiments of diverse members of the Ranbaxy family.

Ranbaxy World the external magazine, on the other hand has successfully portrayed the face of Ranbaxy to the external world. Both the magazines, have won **Association of Business Communicators of India** (ABCI) awards for best publications in its category in the year 2003.

The **Annual Report** of the Company is a major image-building tool as it serves as a brochure cum balance sheet, thus attaining a high degree of importance for the CC team which is responsible for developing the concept, design and content for the brochure section and networks with various functions across the globe for the production of the annual report.

The Company's **Corporate Website,** www.ranbaxy.com, developed and maintained by CC, provides a comprehensive global perspective on Ranbaxy. It has seen a continuous rise in the number of hits and reported over 19 million cumulative hits during the year, Currently, the monthly hits exceed 2 million.

During the year, the corporate crisis management plan was revisited and its scope was further extended to develop a comprehensive **Crisis Management Manual**, which was shared with all business heads across the globe, to prepare the organization for any eventual crisis.

A **Corporate Identity Manual**, which lays down the guidelines for standardizing the corporate visibility and ensuring its correct usage for strengthening Corporate Brand building, has helped in establishing Ranbaxy as an enduring brand globally.

The CC Team will continuously strive to establish Ranbaxy as a Quality Global Brand, practicing good governance, thereby contributing towards enhancing Image and Corporate Reputation.


Sharing
Encouraging
Leveraging
Empowering
Daring
Inspiring


Training

The Chemistry of Heart

A mind that thinks ... And a heart that cares. Together, these two forces have made Ranbaxy a caring, sharing organization committed to its people, stakeholders, customers ... and humanity at large.

Sharing and Growing

The year 2003 saw the Human Resources function reaching out and connecting with customers worldwide. The function led the communication roll-out of Vision 2012, sharing the strategic intent, renewed vision and aspirations of Ranbaxy over the next ten years. The communication cascade was focused on bringing Vision GARUDA to life for Ranbaxy employees.



2003 was also a year of increased focus on listening and sharing employee thoughts and ideas and engaging employees in people processes. This took the form of various feedback surveys, focus group discussions and interviews. Significantly, business leaders championed many of these activities. Feedback was sought from employees, reinforcing the value the organization holds on individual contribution in these areas.

Bringing People Together

Employee development initiatives were evident in many areas of the organization, with a significant ramp up in the amount of time and resource invested in training initiatives.



This took the form of customized Corporate, Regional and Divisional initiatives and increased participation at external programs. The programs shared many common themes including leadership development and team building. There was an overall focus on learning from within, which involved bringing groups of Ranbaxians together in formal and informal learning forums. Programs on Marketing Excellence and SAP implementation saw a truly global mix of participants. Further, a comprehensive training strategy was evolved during the course of the year, which involved the identification of learning partners and has culminated in the formation of alliances with leading learning institutes.

Recognition was high on the agenda in many divisions and the year saw significant movement in recognizing contribution beyond performance-related rewards.

Finally, 2003 was a year where HR-focused IT initiatives were at the fore. Implementation of SAP-HR modules and IT training were the obvious highlights.

Global Supply Chain

During the year, *"Supply Chain" was identified as an important area to be strengthened, leading to the Global Supply Chain transformation program being initiated* at Ranbaxy in April 2003. Christened, **Project SPECTRUM** (Supply- chain Planning for Enhancing Customer-service To Ranbaxy's Universal Markets), with the immediate objective to "Transform the Supply Chain to substantially improve customer service levels, whilst maintaining optimal inventory levels".

A team of 45 members from across the globe representing various functions worked together on designing the new planning process incorporating best global practices and making it seamless across demand and supply. Partnering with Accenture, the worlds leading consultants in supply chain management, Project SPECTRUM has, since inception, steadily unfurled supply chain global best practices to all the markets and manufacturing plants of Ranbaxy.

With initial roll-out in the seven pilot markets - USA, UK, Germany, China, India, Vietnam and Brazil and Pilot plants at Dewas and Mohali, in India, major process transformations were introduced into the system all across the "spectrum" of the supply chain, covering demand and supply planning.

Spectrum's approach has been focused on implementing a **robust integrated planning process**, supported by enhancements in supply chain organization and execution capabilities.

In addition, many specific initiatives were taken to increase flexibility of supply to end-customers. Dedicated teams worked on:

- Capacity Enhancement
- New Product Launch
- Complexity Management
- Standardization and Rationalization
- Supply-Chain Operating Model

A **Global Supply Chain Organization**, to support and effectively carry out the recommended process to deliver the desired results, has been structured and put in place.

Customer servicing is focused by a multi-tier approach to monitor performance and continuously improve customer servicing in terms of Delivery in Full and On Time (DIFOT). Simultaneously, Inventory holdings is being monitored for increasing Global Inventory turns.





Having covered more than 85% of our global demand with the new processes and all India based manufacturing plants, the plan is to roll out the new process to all markets and all global plants by April 2004.

Upon stabilization of processes in all markets and plants the team is sure to achieve improved customer servicing through process driven systems. Thereafter the organization is sure to gain momentum to attain the next objective - **"Build Ranbaxy's supply chain capability to be a source of competitive advantage in the global generics market"**.

Board of Directors

Mr. Tejendra Khanna
Chairman

Mr. J. W. Balani

Mr. Vivek Bharat Ram

Mr. D. S. Brar
CEO & Managing Director

Mr. Gurcharan Das

Dr P. S. Joshi

Mr. Nimesh N. Kampani

Mr. V. K. Kaul

Mr. Vivek Mehra

Mr. Harpal Singh

Mr. Malvinder Mohan Singh
Whole-time Director

Mr. Surendra Daulet-Singh

Dr. Brian W. Tempest
Joint Managing Director &
CEO Designate

SECRETARY
Mr. S. K. Patawari

REGIONAL HEADQUARTERS
New Delhi, London, Singapore, New Jersey (USA), Rio de Janerio (Brazil)

MARKETING OFFICES
• Doula (Cameroon) • Kiev (Ukraine) • Moscow (Russia) • Ho Chi Minh City (Vietnam) • Kaunas (Lithuania)
• Bucharest (Romania) • Nairobi (Kenya) • Abidjan (Ivory Coast) • Warsaw (Poland) • Yangon (Myanmar)
• Almaty (Kazakhstan)

STATUTORY AUDITORS
Walker, Chandiok & Co., 41-L, Connaught Circus, New Delhi - 110 001

INDEPENDENT AUDITORS (US GAAP)
Grant Thornton, 41-L, Connaught Circus, New Delhi - 110 001

SOLICITORS
Khaitan & Jayakar Sud Budhiraja & Vohra
C-73, Himalaya House, 7th Floor, 23, Kasturba Gandhi Marg, New Delhi - 110 001

BANKERS
• ABN AMRO Bank NV • Standard Chartered Bank • Bank of America NA
• Citibank NA • Deutsche Bank AG • Hong Kong & Shanghai Banking Corporation
• Punjab National Bank • Calyon Bank

REGISTERED OFFICE
Sahibzada Ajit Singh Nagar - 160 055, District Ropar, Punjab (India)

CORPORATE OFFICE
19, Nehru Place, New Delhi - 110 019 (India). Ph : (91-11) 26452666-72. Fax : (91-11) 26002091

HEAD OFFICE
25, Nehru Place, New Delhi - 110 019 (India). Ph : (91-11) 26452666-72. Fax : (91-11) 26465748

Report of The Directors

Your Directors have pleasure in presenting this 43rd Annual Report and Audited Accounts for the year ended December 31, 2003.

WORKING RESULTS

	Year ended December 31, 2003	Year ended December 31, 2002	Percentage change
	Rs. Millions		
Net Sales	**33982.69**	26990.14	25.9
Profit before Interest, Depreciation and Amortisation	**10041.36**	7304.75	37.5
Interest	**80.81**	207.92	
Depreciation	**553.32**	483.70	
Amortisation	**143.38**	110.41	
Profit before extra-ordinary items	**9263.85**	6502.72	42.5
Extra-ordinary Income	**299.83**	631.03	
Profit before tax	**9563.68**	7133.75	34.1
Provision for tax	**1615.89**	897.94	
Profit after tax	**7947.79**	6235.81	27.5
Balance as per last balance sheet	**2192.04**	992.41	
Tax - earlier years	**(0.08)**	576.13	
Deferred revenue expenditure	–	(1455.70)	
Transfer from:			
Foreign projects reserve	**4.90**	15.00	
Balance available for appropriation	**10144.65**	6363.65	
Appropriations:			
Dividend	**3156.33**	2434.00	29.7
Tax on dividend	**404.41**	237.61	
Transfer to:			
– Foreign projects reserve	**13.76**	–	
– General reserve	**3000.00**	1500.00	
Surplus carried forward	**3570.15**	2192.04	
	10144.65	6363.65	

CONSOLIDATED WORKING RESULTS (UNDER INDIAN GAAP)

	2003	2002	Percentage change
Net Sales	**44609.27**	36418.45	22.5
Profit before Interest, Depreciation and Amortisation	**11238.58**	8796.06	27.8
Profit before extra-ordinary items	**9796.04**	7458.28	31.3
Profit before tax	**10147.03**	8334.26	21.8
Provision for tax	**2538.13**	1856.65	
Profit after tax	**7608.90**	6477.61	17.5
Minority Interests	**14.58**	7.96	
Profit after tax and minority interests	**7594.32**	6469.65	17.4

OPERATIONS

The Company had a successful year under review with robust growth in sales and profits and further improvements in operating parameters. Consolidated net sales during the year grew by 22%, while Profit after tax, registered an impressive growth of 17%. This strong performance was driven by an excellent growth in sales of dosage forms, operating efficiencies and cost effectiveness. The sales in USA reached US$ 412 Mn and constituted 42% of the consolidated sales. Sales in Europe grew by 51% over the prior year and contributed significantly to the results of the year. Overall, the overseas markets constituted 76% of the consolidated sales of the Company and most of the markets in which the Company operates performed well and registered strong performances.

DIVIDEND

An interim dividend of Rs.5 per share was paid in November 2003. Your Directors now recommend a final dividend of Rs.12 per share for the year ended December 31, 2003 taking the total dividend for the year to Rs.17 per share (2002 - total dividend Rs.15 per share)

The payout ratio (total dividend as % of profit after tax) for the year 2003 is 39.7% (2002 - 39%).

CHANGES IN CAPITAL STRUCTURE

Issue of shares on exercise of Employees Stock Options

The Company allotted Equity Shares (on pari-passu basis) pursuant to exercise of stock options by the eligible employees as summarised below :

Date of Allotment	No. of Shares
July 30, 2003	25,815
October 13, 2003	41,994
January 9, 2004	77,007
April 14, 2004	77,894

CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for the year ended December 31, 2003 under Indian GAAP and US GAAP form part of the Annual Report.

SUBSIDIARIES AND JOINT VENTURES

Some of the significant developments in respect of subsidiary companies are as follows :

i. An additional 15% share capital of Ranbaxy Farmaceutica Ltda (RFL), Brazil was purchased by Ranbaxy Netherlands B.V (RNBV) taking the aggregate shareholding in RFL to 70%.

ii. RNBV acquired an additional 25% share capital of Ranbaxy PRP (Peru) S.A.C., accordingly it has now become a wholly owned subsidiary of RNBV.

iii. With the acquisition of 4.33% share capital of Ranbaxy Guangzhou China Ltd. (RGCL) by RNBV, the aggregate shareholding in RGCL now stands increased to 83%.

iv. RNBV acquired additional 28.10% share capital of Ranbaxy Unichem Company Limited (RUCL), Thailand. RNBV also acquired 500,000 shares in RUCL, in the Rights Issue by RUCL. As a consequence, the aggregate shareholding in RUCL has increased to 89.56%.

v. With the acquisition of additional 49.50% share capital of Unichem Pharmaceuticals Limited (UPL) by RNBV, the aggregate shareholding in UPL has increased to 98.50%.

vi. In December 2003, the Company signed an agreement to acquire RPG (Aventis) SA in France, subject to requisite approvals. RPG Aventis SA was the fifth largest generics company in France and this acquisition has given your Company a significant presence in the French generics market. The acquisition was completed in January 2004 and RPG Aventis is now a wholly owned subsidiary of the Company. RPG Aventis has since been renamed as Ranbaxy Pharmacie Generiques SAS.

vii. Laboratorios Ranbaxy SL has been incorporated in Barcelona, Spain in February, 2004 as a wholly owned subsidiary of RNBV.

viii. The legal entities in USA were restructured to streamline the operations. Accordingly, now the holding company in US is - Ranbaxy Inc. It has the following subsidiaries (i) Ranbaxy USA Inc. (ii) Ranbaxy Pharmaceuticals Inc. (iii) Ranbaxy Signature LLC and (iv) Ohm Laboratories Inc. As a part of this restructuring, Ranlab Inc. has been dissolved.

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

Management Discussion and Analysis Report as required under the Listing Agreements with Stock Exchanges is enclosed at Annexure 'A'.

EMPLOYEES STOCK OPTION SCHEME

Information regarding the Employees Stock Option Scheme is enclosed at Annexure 'B'.

LISTING AT STOCK EXCHANGE

Pursuant to the delisting applications of the Company, the Stock Exchanges at Ludhiana, Ahmedabad and Delhi have delisted the Equity Shares of the Company. Final approval from the Ludhiana Stock Exchange is awaited. Delisting application of the Company with the Stock Exchange at Kolkata is pending for approval.

The Equity Shares of the Company continue to be listed on The Stock Exchange, Mumbai and The National Stock Exchange. The annual listing fees for the year 2004-2005 have been paid to these Exchanges.

DISCLOSURE OF PARTICULARS

As required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules 1988, the relevant information and data is given at Annexure 'C'.

FIXED DEPOSITS

The Company neither accepted nor renewed any fixed deposits from the public during the year. In respect of existing deposits that were due for repayment during the year under review, no deposits remained unclaimed.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of provisions of Section 217(2AA) of the Companies Act, 1956, (Act) your Directors confirm that :

(i) In the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures, wherever applicable.

(ii) The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at the end of the accounting year and of the profit of the Company for that period.

(iii) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

(iv) The Directors have prepared the annual accounts on a going concern basis.

DIRECTORS

Mr. D.S. Brar, CEO and Managing Director desired not to seek renewal of his appointment as the CEO and Managing Director upon expiry of his current term on July 4, 2004. Your Directors reluctantly accepted his request and placed on record their deep appreciation of his contribution during his long career with the Company since 1977, particularly for his leadership in nurturing a competitive global organization and steering it admirably to achieve excellent growth and success during his tenure as the CEO and Managing Director.

Dr. Brian W. Tempest, President-Pharmaceuticals and Whole-time Director of the Company was elevated and appointed by the Board as Joint Managing Director and CEO Designate for the period from January 1, 2004 to July 4, 2004 and as Chief Executive Officer and Managing Director from July 5, 2004 to December 31, 2007. Requisite approval of shareholders for his appointment and payment of remuneration is being sought at the ensuing Annual General Meeting.

Mr. Malvinder Mohan Singh, Regional Director-India Region of the Company was appointed as an Additional Director of the Company effective January 1, 2004. The Board also appointed Mr. Malvinder Mohan Singh as President-Pharmaceuticals and Whole-time Director effective January 1, 2004 for a period of five years. The Company has received a notice alongwith requisite fee from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Singh as a Director of the Company. Requisite approval of shareholders for his appointment and payment of remuneration is being sought at the ensuing Annual General Meeting.

Mr. V.K. Kaul, Executive Vice President-Finance & Corporate Services and Whole-time Director retired on December 31, 2003 after an illustrious career with the Company of more than 28 years. Your Directors record their deep appreciation of his contribution during his long career with the Company.

Mr. V.K. Kaul was appointed as an Additional Director of the Company effective January 1, 2004 and holds office upto the Annual General Meeting. The Company has received a notice alongwith requisite fee from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Kaul as a Director of the Company.

Mr. Gurcharan Das was appointed as an Additional Director of the Company effective January 23, 2004 and holds office upto the Annual General Meeting. He is a writer, author and a distinguished management consultant and advises various companies on global corporate strategy. The Company has received a notice alongwith requisite fee from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Das as a Director of the Company.

In accordance with the Articles of Association of the Company, Mr. Tejendra Khanna, Mr. Vivek Bharat Ram and Mr. Vivek Mehra retire by rotation as Directors at the ensuing Annual General Meeting and are eligible for re-appointment.

COST AUDIT

The reports of M/s R.J. Goel & Co., Cost Accountants, in respect of audit of the cost accounts of the pharmaceutical substances and dosage forms units of the Company for the year ended December 31, 2003 will be submitted to the Central Government in due course.

AUDITORS

M/s Walker, Chandiok & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of the Auditors, if re-appointed.

PARTICULARS OF EMPLOYEES

As required under Section 217(2A) of the Companies Act, 1956 and Rules framed thereunder, the names and other particulars of employees receiving remuneration above the prescribed threshold are set out in the annexure appended to this Report.

ACKNOWLEDGEMENTS

Your Directors acknowledge with gratitude the commitment and dedication of the employees at all levels that has contributed to the growth and success of the Company. The Directors would also like to thank other stakeholders including bankers and other business associates who have continued to provide support and encouragement and in particular, the members of the medical profession for their efforts to provide high quality ethical therapeutic products within India and abroad. The Directors take this opportunity to record their appreciation for all those who contributed to the success of your Company and look forward to their continued support in the years to come.

On behalf of the Board of Directors

T. Khanna

(TEJENDRA KHANNA)
CHAIRMAN

New Delhi
Dated : May 11, 2004

ANNEXURE A

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

INDUSTRY STRUCTURE & DEVELOPMENTS

The Global Audited Pharmaceutical market sales grew by 9% in 2003 to reach US$ 466.3 billion. North America, Europe and Japan accounted for almost 88% of the worldwide pharmaceutical consumption in 2003.The North American pharmaceutical sales grew 11% to reach US$ 229.5 billion, constituting almost half of all global sales in 2003.Europe (EU) experienced sales growth of 8% to reach US$ 115.4 billion constituting 25% of the total market. The pace of growth in Japan accelerated in 2003 to 11%, with total sales of US$ 52.4 billion constituting 11% of the total world market. Sales in Latin America rose 6% to US$ 17.4 billion which is a sharp turnaround from the decline of 10% in 2002. Pharmaceutical sales in Asia, Africa and Australia grew 12% to reach US$ 37.3 billion.

The top ten therapy categories accounted for 30% of the total world market. Four of the leading ten therapy categories, Cholesterol & Triglyceride reducers, Anti-pychotics, Erythropoietin products and Anti-epileptics, each grew more than 10% with Anti-epileptics up 22% and Anti-pychotics up 20%. For the first time in 14 years, Cholesterol & Triglyceride reducers moved ahead of Anti-ulcerants as the leading therapeutic class worldwide, with sales of US$ 26.1 Billion, an increase of 14% over 2002.

In 2003,there were 64 products with sales of over US$ 1 Billion and 23 of these were over US$ 2 Billion.

The Indian Pharmaceutical Market continues to be highly competitive and fragmented with about 24,000 players. The size of the Indian market was estimated to be at US$ 4.8 billion in 2003 having grown 5.1 % over last year. The Indian pharmaceutical market is ranked about 12th worldwide. Around 300 firms in this industry are in the organized sector, 15000 being in the small-scale sector and the remaining being very small without any economies of scale. The total Indian production constitutes a little over 1% of the world market in value terms and 8 % in volume terms. India manufactures over 400 bulk drugs and around 60,000 formulations being distributed through a networth of 5,00,000 chemists all over the country.

Key developments in the Indian Pharmaceutical Sector include:

- New products launched in 2003 were the major growth drivers and accounted for around 45% of the overall market growth.
- Price competition continues to be intense with the average realisations declining by around 0.7%.
- The uncertainty of VAT introduction impacted the business in the first half of the year.
- The chronic therapy segment continues to improve and accounted for 26% of the total market as compared to 25% in 2002.This segment mainly includes Anti diabetics, Cardiac and Neuro psychiatry.

OUTLOOK ON OPPORTUNITIES

The outlook for the global generic drug industry continues to be extremely positive. This can be attributed to several factors like demographic trends, consumers' desire for quality and cheaper drugs, favorable political and regulatory climate and accelerating patent expirations of branded drugs. The most significant driver for the next few years will be new patent expirations. We estimate that around US$ 30 Billion of branded pharmaceuticals would come off patent protection over the next few years.

Ranbaxy is well positioned to participate in this opportunity. The Company exports its products to over 100 countries and has ground level operations in 34 countries with legal entities in 20 countries. It has a robust product pipeline and cumulative Abbreviated New Drug Applications (ANDAs) filed in the USA, as at 31st December 2003 were 121, with cumulative approvals of 81. The Company is also substantially increasing its product filings in Europe and other key markets.

OUTLOOK ON THREATS, RISKS AND CONCERNS

The risks of patent litigation, regulatory issues and product liability are a part of the global generics business, particularly in the developed markets. The Company has implemented appropriate processes to regularly review risks and other threats and to take suitable steps to safeguard its interests

In India, the growth rate is expected to be in single digit for the next few years. The chronic segment is likely to grow at a faster rate than the acute segments and this would require companies in India to re-align their portfolios accordingly.

SEGMENT-WISE PERFORMANCE

Ranbaxy recorded global sales of US$ 972 Mn. registering a growth of 22% over last year. Dosage form sales constituted 87% of the total global sales as compared to 85 % last year. The share of sales in overseas market was 76% as compared to 72% last year.

INTERNAL CONTROL SYSTEMS AND ADEQUACY

There are well-established and documented operating procedures in the Company and its subsidiaries in India and overseas. An Internal Audit department consisting of a team of skilled employees carries out regular audits across all operations of the Company, with reports being submitted to the Audit Committee of the Board of Directors. The Finance function is also adequately staffed with professionally qualified and experienced personnel.

FINANCIAL PERFORMANCE

For the year, the Company recorded net consolidated global sales of Rs. 45,301 Mn (USD 972 Mn), registering a growth of 22% over last year (net of excise duty - Rs 44,609 Mn). Profit before interest, depreciation and amortization was Rs. 11,239 Mn (USD 241 Mn), a growth of 28% over last year. Profit before tax at Rs.10,147 Mn (USD 218 Mn) was up by 22%, while profit after tax was Rs 7,609 Mn (USD 163 Mn) ,17 % better than last year.

This strong performance is attributable to increase in sales of higher value added dosage forms, initiatives taken to contain costs and improve operating efficiencies and better management of working capital.

HUMAN RESOURCES

Human resources are a valuable asset at Ranbaxy and the Company seeks to attract and retain the best talent available. The Company provides an environment, which encourages initiative, innovative thinking and recognizes and rewards performance. Training and development of its personnel is ensured through job rotation, on the job training, training programs and workshops. The total number of employees of the Company as on December 31, 2003 stood at 8,788.

CAUTIONARY STATEMENT

Statements in this "Management Discussion and Analysis" describing the Company's objectives, estimates, expectations or projections may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include Government regulations, patent laws, tax regimes, economic developments within India and the countries within which the Company conducts business, litigation and other allied factors.

ANNEXURE B

Information regarding the Employees Stock Option Scheme
(As on December 31, 2003)

(a)	Options granted		
	(i) No. of options granted in the year 2003	:	9,32,950
	(ii) Total No. of options granted upto December 31, 2003	:	19,52,920
(b)	Pricing formula	:	Average of the daily closing prices of the Equity Shares of the Company at the National Stock Exchange for a period of twenty six weeks preceding to the date(s) of grant of options. On this basis exercise price of the options granted in the year 2003 were arrived at Rs. 567 and Rs. 701 for the options granted on 7.2.2003 and 18.8.2003 respectively.
(c)	Number of options vested	:	3,55,599
(d)	Number of options exercised	:	69,530
(e)	Number of shares arising as a result of exercise of options	:	1,10,656
(f)	Number of options lapsed and forfeited	:	1,39,564
(g)	Variance of terms of options	:	NIL
(h)	Money realised by exercise of options (Rs.)	:	4,68,59,746
(i)	Total Number of options in force	:	17,43,826

Note: Options granted upto October 3, 2002 are entitled for additional shares (5,08,531) on a proportionate basis keeping in view the issue of bonus shares by the Company in the ratio of 3 for 5 in October 2002.

(j) (i) Options granted in the year 2003 to senior managerial personnel :

Name	Designation	No. of Options
Mr. D.S. Brar	CEO & Managing Director	25000
Dr. Brian W. Tempest	Joint Managing Director and CEO Designate	18000
Mr. V.K. Kaul *	Executive Vice President-Finance & Corporate Services and Whole-time Director	18000
Dr. Rashmi Barbhaiya	President-R&D	12000
Mr. B.K. Raizada **	Senior Vice President	6500
Mr. Pushpinder Bindra	Senior Vice President-Global Manufacturing	7500
Mr. Udai Upendra	Vice President-Global Human Resources	3000
Mr. Dipak Chattaraj	Regional Director-North America	7500
Mr. Vinod Dhawan *	Regional Director-Asia, Pacific &Latin America	3000
Mr. Peter Burema	Regional Director-Europe, CIS & Africa	5000
Mrs. Vijaya Sampath ***	Vice President-Legal & Secretarial	2000
Dr. Naresh Kumar	Vice President-Chemical Manufacturing	4000
Mr. S.D. Kaul	Vice President-Corporate Management	3000
Dr. Kiran V.Marthak	Vice President-Clinical Research & Medical Affairs	3000
Mr. Rahul Goswami	Vice President-Strategic Planning & CIO	3500
Mr. K.Srinivas	Vice President-API Business & Strategic Purchasing	3000
Mr. Rajiv Malik ****	Vice President-Pharma Research andRegulatory Affairs	7500
Dr. Yatendra Kumar	Vice President-Chemical Research	7500
Mr. Ashok Kumar Rampal	Vice President-NDDS	1500
Mr. S.K. Chawla	Vice President-Internal Audit	3000
Mr. Atul Malhotra	Head-Global Consumer Healthcare & Regional Director-Asia Pacific & Middle East	3000
Dr. A. K. Purohit	Vice President-International Marketing Development	3500
Mr. Lalit Ahluwalia	Vice President-Business Finance	3500
Mr. Jay Deshmukh	Vice President-Intellectual Property	6000

* Retired on December 31, 2003
** Retired on April 30, 2003
*** Resigned effective December 31, 2003
**** Resigned effective August 31, 2003

	(ii)	Employees who have been granted 5% or more of the options granted during the year	: Nil
	(iii)	Employees who have been granted options during any one year equal to or exceeding 1% of the issued capital of the Company at the time of grant	: Nil
(k)		Diluted earnings per share (EPS) Before prior period and extra-ordinary items After prior period and extra-ordinary items	 : Rs. 41.58 : Rs. 42.61
(l)	(i)	Method of calculation of employee compensation cost	: The Company has calculated the employee compensation cost using the *intrinsic value* of the stock options
	(ii)	Difference between the employee compensation cost so computed at (i) above and the employee compensation cost that shall have been recognized if it had used the fair value of the options	: Rs 77.70 Mn (Increase)
	(iii)	The impact of this difference on profits and on EPS of the Company	: see below

Profit After Tax (PAT)	: Rs.	7947.79 Mn
Less : Additional employee compensation cost based on fair value	: Rs.	77.70 Mn
Adjusted PAT	: Rs.	7870.09 Mn
Adjusted EPS	: Rs.	42.19 Ha

(m) Weighted-average exercise price and fair value of Stock Options granted :

Stock options granted on	Weighted average exercise price (in Rs)	Weighted average Fair value (in Rs)	Closing market price at NSE on the date of grant (in Rs.)
12.01.2001	673	290.14	648.30
03.12.2001	595	376.88	738.95
01.04.2002	745	452.36	898.95
07.02.2003	567	265.10	634.90
18.08.2003	701	361.36	833.05

(n) Description of the method and significant assumptions used during the year to estimate the fair value of the options, including the following weighted average information: : The Black Scholes option pricing model was developed for estimating fair value of traded options that have no vesting restrictions and are fully transferable. Since Option pricing models require use of substantive assumptions, changes therein can materially affect fair value of options. The option pricing models do not necessarily provide a reliable measure of fair value of options.

The main assumptions used in the Black- Scholes option-pricing model during the year were as follows :

Risk free interest rate	: 5%
Expected life of options from the date(s) of grant	: 10 years
Expected volatility	: 33.83%
Dividend yield	: 2.68%

ANNEXURE C

Information pursuant to Companies (Disclosure of Particulars in Report of Board of Directors) Rules, 1988 forming part of the Report of the Directors.

1. A) CONSERVATION OF ENERGY

- Rationalization of Motors and Pumps
  - a) Cooling Tower Pump sets have been replaced with optimum working pressure heads and horse power of motors has been rationalized.
  - b) Induction Motor (120 HP) was replaced by energy efficient motor for air compressor application.
  - c) Replacement of Chilled water pumps with energy efficient pumps.
- Installation of Auto Control Valve on the DG Cooling water main header. This resulted in shutting down one pump of 55 KW for 20 Hrs every day.
- Fan less fill less jet spray type cooling tower: Cooling tower having water flow rating 1000 Cu meter per Hour had been replaced with Fan less fill jet spray type cooling tower.
- Tube light Electronic Ballast: Tube light copper ballast has been replaced by electronic ballast.
- Screw AC Compressor Chiller: Low efficiency reciprocating AC Compressors (Capacity 3*81 TR) and Vapour absorption chiller capacity 330 TR had been replaced with highly energy efficient screw AC Compressor Chiller.
- Screw Air Compressor with variable frequency drive: Energy efficient screw air compressor with variable frequency drive (Capacity 888 CFM) had been installed replacing low efficiency reciprocating air compressors.
- Rationalization of brine distribution pumping system.
- Installation of Vacuum boosters in dryers.
- Installation of variable frequency drive on FD fan of 12T boiler

B) IMPACT OF A) ABOVE :

- Rationalization of Motors and Pumps has resulted in annual saving of Rs. 7.0 Mn.
- Installation of Auto Control Valve on the DG Cooling water main header has resulted in shutting down one pump of 55 KW for 20 Hrs every day, resulting in annual saving of Rs 1.2 Mn.
- Fan less fill less jet spray type cooling tower has resulted in annual savings of Rs 1.0 Mn.
- Tube light Electronic Ballast has resulted in annual saving of Rs 0.6 Mn.

2. RESEARCH & DEVELOPMENT

a) Specific areas in which R&D is carried out by the Company:

- Develop technology for Active Pharmaceutical Ingredients (APIs), key drug intermediates and conventional & value added innovative dosage forms - complying to international quality and regulatory norms.
- Develop "Platform Technologies" and "Products" in the area of Novel Drug Delivery Systems (NDDS).
- Design, synthesis and discovery of new drug molecules in select areas : Infectious diseases (antibacterials and anti-fungals), Urology (benign prostatic hyperplasia (BPH) and urinary incontinence), Metabolic Diseases (type 2 diabetes, hyperlipidemia) and Inflammatory / Respiratory diseases (asthma, chronic pulmonary obstructive disease and rheumatoid arthritis).
- Develop Phyto-pharmaceuticals (OTC as well as ethical) with strong scientific footing, involving standardisation of botanical Actives, followed by their toxicity and clinical studies.
- GLP/cGCP complying Bioavailability / Bioequivalence, Toxicology and Clinical Studies (Phase - I, II & III).
- Innovation in packaging for improved patient convenience and compliance.
- Up-gradation of existing technologies / products on ongoing basis.

b) Benefits derived as result of R&D activities

- Technology to manufacture APIs and Dosage Forms.
- Oral Controlled Release Dosage Forms leading to better patient convenience and compliance.
- Generation of high quality data complying with the international regulatory requirements, for registration of APIs and generic dosage forms in India and abroad leading to speedy approvals.
- Improved productivity / process efficiencies.
- Internationally competitive prices and product quality.
- Safe and environment friendly processes.
- Generation of Intellectual wealth for the Company
  - Grant of process patents for both APIs as well as dosage forms (both conventional and novel drug delivery systems) in USA, Europe and India.
  - Product patents in USA, Europe, India etc in the areas of drug discovery research.

- Self reliance and import substitution for conservation of Foreign Exchange.
- Foreign exchange earnings / savings.
- Speed to marketplace.
- Enhanced business through Licensing arrangements (Platform Technologies, NCEs etc) / strategic alliances / custom synthesis.
- Enhanced Global presence / visibility.

c) **Future plan of action**

- Continue augmenting R&D capabilities and productivity through technological innovations, use of modern scientific and technological aids, training and development, benchmarking and global networking.
- Greater thrust in the areas of Novel Drug Delivery Systems and New Drug Discovery Research.
- Enhance emphasis on Custom Synthesis and New Improved Chemical Entities to draw a greater leverage on the built-in Chemical and Clinical Research infrastructure and capabilities.
- Continue developing innovative, commercially viable process know-hows for both APIs and dosage forms.
- Expansion of Clinical Research infrastructure complying with international GLP/cGCP norms.
- Continue improvements in packaging for pharmaceuticals to ensure shelf-life/stability, quality and, better patient convenience and compliance.
- Enhance national and international research networking and strategic alliances.

d) **Expenditure on R&D**

		Rs. Millions
	Year ended December 31, 2003	Year ended December 31, 2002
Capital	**380.79**	235.46
Revenue	**2380.49**	1686.28
Total	**2761.28**	1921.74

3. TECHNOLOGY, ABSORPTION, ADAPTATION AND INNOVATION :

a) Efforts in brief, made towards technology absorption and innovation

- As per 2(a) above.

b) Benefit derived as a result of the above efforts, e.g. product improvement, cost reduction, product development.

- As per 2(b) above.

Future course of action

- To continue developing innovative and commercially viable process know-how for APIs and dosage forms (conventional and Novel Drug Delivery System).

c) Information in case of imported technology (imports during last five years)

- Not applicable.

4. FOREIGN EXCHANGE EARNINGS AND OUTGO

a) Exports sales (excluding sales to Nepal) were Rs.24600.20 Mn for the financial year ended December 31, 2003.

- 901 product dossiers were filed with various international regulatory authorities and regulatory approvals were received for 576 product dossiers.
- Drug Master Files (DMFs) for APIs were filed with the regulatory authorities in several markets.
- Continued to receive income by way of royalty, technical and management service fee and dividend from overseas subsidiaries/affiliates.

b) Total Foreign exchange earning and outgo:

		Rs. Millions
	Year ended December 31, 2003	Year ended December 31, 2002
Earnings	**25,591.33**	20156.18
Outgo	**10,099.37**	8950.53

FORM - A

Form for disclosure of particulars with respect to conservation of energy

	Current Year	Previous Year
A. Electricity and Fuel Consumption		
1. Electricity		
(a) Purchased Units (KWH)	**78831535**	80185981
Total Amount (Rs. Mn)	**308.04**	299.43
Rate/Unit (Rs.)	**Rs. 3.91**	Rs. 3.73
(b) Own Generation		
i) Through Diesel Generator Unit (KWH)	**14988837**	12038865
Unit per Ltr. of Diesel Oil	**3.74**	3.57
Cost/Unit	**Rs. 4.75**	Rs. 4.51
ii) Through Steam Turbine/Generator	**Not Applicable**	Not Applicable
2. Coal (Specify quality and where used)	**Not Applicable**	Not Applicable
3. Furnace Oil Qty. (K. Ltrs.)	**11567**	12233
Total Amount (Rs. Mn)	**139.70**	133.79
Average Rate (Rs. per Ltr.)	**Rs. 12.08**	Rs. 10.94
4. Others/internal generation	**Not Applicable**	Not Applicable

B. Consumption per unit of production

	Units	Standards (if any)	Current Year	Previous Year
Electricity				
Active Pharmaceutical Ingredients	(kwh per kg)	No specific standards - consumption per unit depends on product mix	**44.91**	50.48
Dosage Forms	(kwh per 1000 packs)		**77.73**	80.68
Furnace Oil				
Active Pharmaceutical Ingredients	(Ltrs. per kg)		**6.06**	8.65
Dosage Forms	(K. Ltrs. per 1000 packs)		**0.01**	0.01
Coal			**Not Applicable**	Not Applicable
Others			**Not Applicable**	Not Applicable

Ten Years at A Glance

Rs. Millions

	1994-95	1995-96	1996-97	1997-98	1998 **	1999	2000	2001	2002	2003
Results for the year										
Sales	7122.4	8712.8	11482.1	13335.2	10640.5	15598.3	17366.6	20545.4	28197.9 #	**35334.9 #**
Index	1.0	1.2	1.6	1.9	2.0	2.2	2.4	2.9	4.0	**5.0**
Exports	3018.6	4068.0	5223.6	5956.9	4414.1	7323.7	8019.6	10290.8	18502.9	**24674.6**
Index	1.0	1.3	1.7	2.0	1.9	2.4	2.7	3.4	6.1	**8.2**
Gross Profit	1487.5	1828.9	2188.0	2387.6	1552.1	2562.5	3177.1	3924.1	7304.8	**10041.4**
Index	1.0	1.2	1.5	1.6	1.4	1.7	2.1	2.6	4.9	**6.8**
Profit before Tax	1303.7	1585.2	1869.4	2011.5	1240.4	2103.8	1945.4	2777.7	7133.8	**9563.7**
Index	1.0	1.2	1.4	1.5	1.3	1.6	1.5	2.1	5.5	**7.3**
Profit after Tax	1103.7	1350.2	1604.4	1866.5	1170.0	1968.8	1824.4	2519.6	6235.8	**7947.8**
Index	1.0	1.2	1.5	1.7	1.4	1.8	1.7	2.3	5.6	**7.2**
Equity Dividend	199.8	237.2	379.1	530.7	560.1	869.2	869.2	1158.9	2434.0 $	**3156.3**
Index	1.0	1.2	1.9	2.7	2.8	4.4	4.4	5.8	12.2	**15.8**
Equity Dividend (%)	50	55	80 +++	100	50	75	75	100	150	**170**
Earning per share (Rs.)	25.59	++30.42	32.47	34.74	13.46 ***	16.99	15.74	7.32	28.86	**42.61**
Year-end Position										
Gross Block+	3291.8	4599.9	5848.0	7347.2	8045.6	8675.9	9241.5	9278.2	10448.8	**12260.6**
Index	1.0	1.4	1.8	2.2	2.4	2.6	2.8	2.8	3.2	**3.7**
Net Block	2598.0	3675.5	4605.9	5742.4	6135.5	6319.0	6443.7	6130.5	6753.9	**7907.9**
Index	1.0	1.4	1.8	2.2	2.4	2.4	2.5	2.4	2.6	**3.0**
Net Current Assets	5789.7	7562.1	9334.8	9032.8	8320.5	8157.5	8257.7	7454.5	9564.4	**13412.9**
Index	1.0	1.3	1.6	1.6	1.4	1.4	1.4	1.3	1.7	**2.3**
Net Worth	6430.3	8155.9 @@	11550.0 @@	12864.3	14008.3	14979.3	15826.9	17355.1	19623.9	**24333.4**
Index	1.0	1.3	1.8	2.0	2.2	2.3	2.5	2.7	3.1	**3.8**
Share Capital	430.5	++443.7	494.1	537.2	1158.9 ***	1158.9	1158.9	1158.9	1854.5	**1855.4**
Reserve & Surplus	5999.8	7665.6	11055.9	12327.1	12849.4	13820.4	14667.6	16196.2	17769.4	**22477.9**
Book value per share (Rs.)	149.08	++199.6	233.74	239.44	120.9 ***	129.25	136.56	149.75	105.71 $$	**131.14**
No. of Employees	4703	4778	6131	5655	5469	5347	5784	6424	6297	**6797**

Index : No. of times

- \+ Includes Capital Work-in-Progress
- ++ After Issue of Global Depository Shares & Post conversion of Debenture
- @@ Includes Warrant option Money and Application Money pending allotment
- +++ Does not include Interim Dividend of Croslands research Laboratories for the year 1996-97
- ** 9 months Apr-Dec. Indexation based on annualised figures for 9 months ended 31.12.98
- *** After 1:1 Bonus Issue and conversion of outstanding warrants.
- $ Includes Interim Dividend Rs 5 per share, prior to issue of bonus shares and Final Dividend of Rs 10 per share
- $$ Post issue of Bonus shares in the ratio of 3 for 5 in October, 2002.
- # Sales are stated net of excise duty received

To the Members of Ranbaxy Laboratories Limited

We have audited the attached balance sheet of Ranbaxy Laboratories Limited ("the Company") as at December 31, 2003 and also the profit and loss account and the cash flow statement for year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956 ("the Act") we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that :

i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

iii) The balance sheet and profit and loss account dealt with by the report are in agreement with the books of account;

iv) In our opinion and to the best of our information and according to the explanations given to us, the financial statements read to-gether with the notes thereon comply with the accounting standards referred to in sub-section (3C) of section 211 of the Act, give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India in the case of :

(a) the balance sheet, of the state of affairs of the Company as at December 31,2003;

(b) the profit and loss account, of the profit for the year ended on that date; and

(c) the cash flow statement, of the cash flows for the year ended on that date.

v) On the basis of written declarations received from the directors and taken on record by the board of directors, we report that none of the directors was disqualified as at December 31, 2003 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Act.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Place : New Delhi
Dated : April 22, 2004

ANNEXURE TO THE AUDITORS' REPORT

Annexure to the auditors' report of even date to the members of Ranbaxy Laboratories Limited on the financial statements for the year ended December 31, 2003.

i) The Company is maintaining proper records showing full particulars including quantitative details and situation of fixed assets. The Company's programme of physical verification of all its fixed assets over a period of three years, is in our opinion, reasonable having regard to the size of the Company and the nature of its fixed assets. Accordingly, a portion of the fixed assets has been physically verified during the year by the management. The discrepancies noticed on such physical verification were not material and have been properly dealt with in the books of account;

ii) None of the fixed assets has been revalued during the year;

iii) The stocks of finished goods, stores, spare parts and raw materials have been physically verified by the management during / at the end of the year. In our opinion, the frequency of verification is reasonable;

iv) In our opinion, the procedures for physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business;

v) The discrepancies noted on physical verification of stocks as compared to book records were not material and the same have been properly dealt with in the books of account;

vi) In our opinion, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year;

vii) The Company has not taken any loan, secured or unsecured from companies, firms or other parties listed in the register maintained under section 301 of the Act. The management has certified that there are no companies under the same management as defined under sub-section (1B) of section 370 of the Act;

viii) The Company has not granted any loan, secured or unsecured, to companies, firms or other parties listed in the register maintained under section 301 of the Act. The management has certified that there are no companies under the same management as defined under sub-section (1B) of section 370 of the Act;

ix) The parties to whom loans or advances in the nature of loans have been given by the Company are, except where provisions against doubtful amounts have been made, repaying the principal amounts as stipulated and have been regular in payment of interest, wherever applicable;

x) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchase of stores, raw materials, components, plant and machinery, equipment and other assets and with regard to sale of goods;

xi) As per records of the Company, there were no transactions for purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements required to be entered in the register maintained under section 301 of the Act and aggregating during the year to Rs.50,000 (Rupees fifty thousand) or more in respect of each party;

xii) As explained to us, the Company has a regular procedure for determination of unserviceable or damaged stores, raw materials and finished goods and in our opinion adequate provision has been made in the books of account for the items so determined;

xiii) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of section 58-A of the Act and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public;

xiv) In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable by-products and scrap;

xv) In our opinion, the Company has an internal audit system commensurate with its size and the nature of its business;

xvi) We have broadly reviewed the books of account maintained by the Company pursuant to the order made by the Central Government for maintenance of cost records under clause (d) of sub-section (1) of section 209 of the Act and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of such accounts and records;

xvii) The Company has been regular in depositing provident fund and employees' state insurance dues with the appropriate authorities;

xviii) According to the information and explanations given to us, there are no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty outstanding as at December 31, 2003 for a period of more than six months from the date the same became payable;

xix) According to the information and explanations given to us and on the basis of the examination of the books of account carried out by us, no personal expenses of employees , other than those payable under contractual obligations or in accordance with generally accepted business practice, have been charged to revenue account;

xx) The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985;

xxi) In respect of trading activities, the Company has a reasonable system of ascertaining damaged goods and adequate provision has been made in the accounts.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Place : New Delhi
Dated : April 22, 2004

BALANCE SHEET
AS AT DECEMBER 31, 2003

	Schedule	2003 (Rs. Millions)	2002 (Rs. Millions)
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Capital	1	1,855.44	1,854.52
Reserves and surplus	2	21,342.43	16,879.79
		23,197.87	18,734.31
SHARE APPLICATION MONEY PENDING ALLOTMENT		19.87	0.30
LOAN FUNDS			
Secured	3	304.94	6.32
Unsecured	4	37.62	62.67
		342.56	68.99
Deferred tax liability (Net)	5	1,135.49	889.60
		24,695.79	19,693.20
APPLICATION OF FUNDS			
FIXED ASSETS	6		
Gross block		11,417.88	10,277.03
Less : Depreciation		4,352.73	3,694.92
Net block		7,065.15	6,582.11
Capital works-in-progress		842.74	171.76
INVESTMENTS	7	3,375.01	3,374.98
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	8	7,047.31	6,110.19
Sundry debtors	9	4,829.44	7,029.45
Cash and bank balances	10	985.30	1,013.96
Other current assets	11	1,560.89	982.59
Loans and advances	12	10,008.16	2,469.70
		24,431.10	17,605.89
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	13	5,863.75	4,878.39
Provisions	14	5,154.46	3,163.15
		11,018.21	8,041.54
NET CURRENT ASSETS		13,412.89	9,564.35
		24,695.79	19,693.20
SIGNIFICANT ACCOUNTING POLICIES	26		
NOTES TO THE FINANCIAL STATEMENTS	27		

The schedules referred to above form an integral part of the financial statements.
This is the balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : New Delhi
Dated : April 22, 2004

TEJENDRA KHANNA
Chairman

MALVINDER MOHAN SINGH
Whole-time Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

D. S. BRAR
CEO & Managing Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

DR. BRIAN W. TEMPEST
Joint Managing Director & CEO Designate

VIVEK BHARAT RAM
Director

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2003

	Schedule	Rs. Millions 2003	2002
INCOME			
Operating income	15	**37,614.13**	29,487.65
Other income	16	**210.54**	202.83
		37,824.67	29,690.48
EXPENDITURE			
Materials	17	**14,522.15**	12,060.31
Manufacturing	18	**1,386.08**	1,310.80
Personnel	19	**2,479.15**	1,949.34
Selling, general and administration	20	**7,015.44**	5,355.12
Research and development	21	**2,380.49**	1,686.28
Prior period items	22	**–**	23.88
		27,783.31	22,385.73
PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTISATION		**10,041.36**	7,304.75
Interest		**80.81**	207.92
Depreciation and amortisation	23	**696.70**	594.11
PROFIT BEFORE EXTRA-ORDINARY ITEMS		**9,263.85**	6,502.72
Extra-ordinary items :			
Settlement compensation income			
On closure of a contract		**–**	485.53
For dispute of patent		**299.83**	145.50
PROFIT BEFORE TAX		**9,563.68**	7,133.75
Provision for tax	24	**1,615.89**	897.94
PROFIT AFTER TAX		**7,947.79**	6,235.81
Balance as per last balance sheet		**2,192.04**	992.41
Tax - earlier years			
Current		**(0.08)**	4.59
Deferred		**–**	571.54
Deferred revenue expenditure		**–**	(1,455.70)
		10,139.75	6,348.65
Transfer from :			
Foreign projects reserve		**4.90**	15.00
Balance available for appropriation		**10,144.65**	6,363.65
APPROPRIATIONS			
Dividend			
Interim		**927.95**	579.48*
Final (Proposed)		**2,228.38**	1,854.52
Tax on dividend		**404.41**	237.61
Transfer to :			
Foreign projects reserve		**13.76**	–
General reserve		**3,000.00**	1,500.00
Surplus carried forward		**3,570.15**	2,192.04
		10,144.65	6,363.65
*Subject to deduction of tax at source			
EARNINGS PER SHARE (Rs.)	25		
Before prior period and extra-ordinary items			
Basic		**41.81**	32.89
Diluted		**41.58**	32.86
After prior period and extra-ordinary items			
Basic		**42.85**	28.88
Diluted		**42.61**	28.86
SIGNIFICANT ACCOUNTING POLICIES	26		
NOTES TO THE FINANCIAL STATEMENTS	27		

The schedules referred to above form an integral part of the financial statements.
This is the profit and loss account referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO *Chartered Accountants*	TEJENDRA KHANNA *Chairman*	D. S. BRAR *CEO & Managing Director*	DR. BRIAN W. TEMPEST *Joint Managing Director & CEO Designate*
VINOD CHANDIOK *Partner* Membership No. 10093	MALVINDER MOHAN SINGH *Whole-time Director*	HARPAL SINGH *Director*	VIVEK BHARAT RAM *Director*
Place : New Delhi Dated : April 22, 2004	RAM S. RAMASUNDAR *Executive Vice President – Finance & CFO*	S. K. PATAWARI *Secretary*	

CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

		Rs. Millions 2003	2002
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Net profit before extra-ordinary items	9,263.85	6,502.72
	Adjustments for :		
	Depreciation / Amortisation	696.70	594.11
	Assets written off	1.39	73.85
	Deferred employees compensation	37.42	19.24
	Unrealised foreign exchange (gain) / loss	27.46	(8.80)
	Dividend income	(22.69)	(5.07)
	Profit on disposal of investments (Net)	–	(78.28)
	Loss on sale of fixed assets (Net)	28.79	8.11
	Provision / (Reversal) for diminution in value of current investments	(0.03)	(1.66)
	Interest expense	80.81	207.92
	Interest income	(77.73)	(53.36)
	Amounts written off	2.70	12.47
	Provision for doubtful debts and advances	–	397.83
		774.82	1,166.36
	Operating profit before working capital changes	10,038.67	7,669.08
	Adjustments for :		
	Inventories	(937.12)	(1,513.44)
	Sundry debtors / receivables	1,893.52	(2,325.92)
	Loans and advances	(551.50)	(574.33)
	Trade / Other payables	1,183.62	832.28
	Other current assets	(355.96)	(304.67)
		1,232.56	(3,886.08)
	Net cash generated from operating activity before extra-ordinary items	11,271.23	3,783.00
	Extra-ordinary items	299.83	631.03
	Direct taxes paid (Net of refunds)	(1,783.33)	(792.51)
	Net cash from operating activities after extra ordinary items	9,787.73	3,621.52
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		
	Purchase of fixed assets / capital works-in-progress	(1,912.69)	(1,313.69)
	Sale proceeds of fixed assets	31.78	14.22
	Purchase of investments	–	(25.43)
	Sale proceeds of investments	–	155.54
	Short term deposit / secured loans	16.25	1,119.67
	Interest received	51.80	55.27
	Dividend received	22.69	5.07
	Net cash from / (used) in investing activities	(1,790.17)	10.65
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Proceeds from issue of capital (including premium)	58.73	8.00
	Decrease in bank borrowings for working capital	298.62	(505.14)
	Decrease in other borrowings	(25.05)	(685.71)
	Interest paid	(84.42)	(210.09)
	Dividend paid	(2,782.47)	(1,738.43)
	Tax on Dividend	(356.50)	(88.66)
	Net cash from / (used) in financing activities	(2,891.09)	(3,220.03)
	INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	5,106.47	412.14
	Cash and cash equivalents at the beginning	984.26	572.12
	Cash and cash equivalents at the close	6,090.73	984.26
Notes :			
	Cash and cash equivalents include :		
	Cash and cheques in hand and remittances in transit	75.13	377.71
	With banks in :		
	Current accounts [Net of dividend accounts Rs. 53.93 Million (Previous year Rs. 32.58 Million)]	44.76	603.55
	Deposit accounts [Net of pledged Rs.0.64 Million (Previous year Rs 0.12 Million)]	810.84	–
	Short term deposits	5,160.00	3.00
		6,090.73	984.26

This is the cash flow statement referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : New Delhi
Dated : April 22, 2004

TEJENDRA KHANNA
Chairman

MALVINDER MOHAN SINGH
Whole-time Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

D. S. BRAR
CEO & Managing Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

DR. BRIAN W. TEMPEST
Joint Managing Director & CEO Designate

VIVEK BHARAT RAM
Director

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

		Rs. Millions
	2003	2002
SCHEDULE 1		
SHARE CAPITAL		
Authorised		
199,000,000 (Previous year 199,000,000) Equity shares of Rs. 10 each	**1,990.00**	1,990.00
100,000 (Previous year 100,000) Cumulative preference shares of Rs 100 each.	**10.00**	10.00
	2,000.00	2,000.00
Issued, subscribed and paid up		
185,543,625 (Previous year 185,452,098) Equity shares of Rs. 10 each fully paid	**1,855.44**	1,854.52
	1,855.44	1,854.52
SCHEDULE 2		
RESERVES AND SURPLUS		
Capital reserve		
As per last balance sheet	**5.41**	5.41
Amalgamation reserve		
As per last balance sheet	**43.75**	43.75
Share premium		
As per last balance sheet	**5,832.99**	6,520.06
Add : Received during the year *	**43.83**	8.31
	5,876.82	6,528.37
Less : Utilised for issue of fully paid equity shares as bonus	**–**	695.38
	5,876.82	5,832.99
* Includes Rs. 5.58 million (previous year Rs. 0.80 million) transferred from Employees Stock Options Outstanding		
Foreign projects reserve		
As per last balance sheet	**135.13**	150.13
Add : Transfer from profit and loss account	**13.76**	–
	148.89	150.13
Less : Transfer to profit and loss account	**4.90**	15.00
	143.99	135.13
General reserve		
As per last balance sheet	**8,651.24**	7,151.24
Add : Transfer from profit and loss account	**3,000.00**	1,500.00
	11,651.24	8,651.24
Employee stock option		
Employee stock options outstanding	**164.06**	112.69
Less : Deferred employee compensation	**112.99**	93.46
	51.07	19.23
Surplus in profit and loss account	**3,570.15**	2,192.04
Total	**21,342.43**	16,879.79
SCHEDULE 3		
SECURED LOANS		
Loans from banks for working capital	**304.94**	6.32
	304.94	6.32
Secured against stocks, book debts, receivables and movable properties, both present and future.		
SCHEDULE 4		
UNSECURED LOANS		
Fixed deposits	**7.42**	26.34
Other than banks	**3.86**	10.02
Deferred sales tax credit	**26.34**	26.31
	37.62	62.67

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Rs. Millions

SCHEDULE 5	2003	2002
DEFERRED TAX LIABILITY (NET)		
Deferred tax liability arising on account of :		
Depreciation	1,418.69	1,292.59
	1,418.69	1,292.59
Less : Deferred tax asset arising on account of :		
Provision for		
Doubtful debts and advances	252.84	388.10
Diminution in the value of investments	–	4.37
Retirement benefits	25.61	5.29
Others	4.75	5.23
	283.20	402.99
	1,135.49	889.60

SCHEDULE 6

FIXED ASSETS — Rs. Millions

Description	Gross block 2002	Additions	Deletions	2003	Accumulated Depreciation / Amortisation 2003	Net Block 2003	Net Block 2002
Land	366.47	17.70	22.50	361.67	–	361.67	366.47
Buildings	1,392.29	81.40	–	1,473.69	337.13	1,136.56	1,095.55
Plant and machinery	7,269.15	1,025.99	53.80	8,241.34	3,525.22	4,716.12	4,187.06
Patents, trade marks and designs	716.90	–	–	716.90	297.42	419.48	562.86
Furniture and fixtures	365.88	61.01	4.74	422.15	149.91	272.24	238.10
Vehicles	166.34	55.61	19.82	202.13	43.05	159.08	132.07
Total	10,277.03	1,241.71	100.86	11,417.88	4,352.73	7,065.15	6,582.11
Previous Year	9,184.43	1,235.74	143.14	10,277.03	3,694.92	6,582.11	6,036.65

SCHEDULE 7

Rs. Millions

INVESTMENTS	Nature of investment	Face value	Numbers 2003	Numbers 2002	2003	2002
CURRENT						
Trust securities						
Other than trade - unquoted						
41,089 US64 Bonds of Rs. 100 each (6.75% Tax Free) (Previous year 406,890 Units (1964 Scheme)) of the Unit Trust of India					4.11	4.08
					4.11	4.08
LONG TERM						
Investments in government securities						
Other than trade - unquoted						
Kisan Vikas Patra / Indira Vikas Patra					0.01	0.01
Investments in shares of companies (fully paid)						
Other than Trade :						
Quoted						
Fortis Financial Services Ltd.	Equity shares	Rs. 10	100	100	*	*
The Great Eastern Shipping Company Ltd.	Equity shares	Rs. 10	500	500	0.03	0.03
					0.03	0.03
Unquoted						
Fortis Healthcare Limited	Equity shares	Rs. 10	12,529,460	12,529,460	125.29	125.29
Biotech Consortium India Ltd.	Equity shares	Rs. 10	50,000	50,000	0.50	0.50
					125.79	125.79
Subsidiary companies (Trade)						
Domestic						
Vidyut Investments Ltd.	Equity shares	Rs. 10	25,008,400	25,008,400	250.08	250.08
Ranbaxy Drugs Ltd.	Equity shares	Rs. 10	3,100,020	3,100,020	31.00	31.00
	10% NCRP	Rs. 10	250	250	*	*
Ranbaxy Fine Chemicals Ltd.	Equity shares	Rs. 10	5,550,000	5,550,000	55.50	55.50
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	Equity shares	Rs. 10	1,550,000	1,550,000	15.50	15.50
Solus Pharmaceuticals Ltd.	Equity shares	Rs. 10	3,000,700	3,000,700	30.01	30.01
Rexcel Pharmaceuticals Ltd.	Equity shares	Rs. 10	1,000,000	1,000,000	10.00	10.00
Gufic Pharma Ltd.	Equity shares	Rs. 100	4,900	4,900	535.22	535.22
Overseas						
Ranbaxy (Netherlands) B.V., The Netherlands	Ordinary shares	Guilders 100	996,546	996,546	2,070.57	2,070.57
Ranbaxy (Hongkong) Ltd., Hongkong	Equity shares	HK $ 1	2,400,000	2,400,000	9.84	9.84
Ranbaxy (Guangzhou China) Ltd., China	Capital contribution	US $ 5,900,000			193.95	193.95
Ranbaxy (Malaysia) Sdn. Bhd., Malaysia	Ordinary shares	Malaysian $1	2,242,383	2,242,383	25.16	25.16
Ranbaxy (Nigeria) Ltd., Nigeria	Ordinary shares	Naira 1	13,070,648 **	6,535,324	7.40	7.40
Ranbaxy Unichem Co. Ltd., Thailand	Ordinary shares	Bahts 100	206,670	206,670	21.20	21.20
					3,255.43	3,255.43
					3,385.37	3,385.34
Less: Provision for diminution in value of long term investments					(10.36)	(10.36)
					3,375.01	3,374.98

Details of investments purchased and redeemed during the year :
150,000,000 (Previous year Nil) units of HDFC Mutual Fund

NOTES
1. * Rounded off to Nil.
2. ** 1:1 bonus received during the year
3. NCRP denotes Non convertible redeemable preference shares.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

	Rs. Millions 2003	2002
SCHEDULE 8		
INVENTORIES		
(As certified by the management)		
Stores and spares	**66.39**	60.37
Raw materials	**2,945.87**	2,265.87
Packaging materials	**410.09**	403.29
Finished goods		
Own manufactured	**2,097.44**	2,063.47
Others	**530.71**	539.76
Work-in-process	**996.81**	777.43
	7,047.31	6,110.19
SCHEDULE 9		
SUNDRY DEBTORS		
(Considered good except where provided for)		
Debts over six months		
Secured	**1.18**	15.95
Unsecured	**585.12**	588.36
	586.30	604.31
Other debts		
Secured	**108.68**	225.01
Unsecured	**4,443.74**	6,789.19
	4,552.42	7,014.20
	5,138.72	7,618.51
Less : Doubtful and provided for	**309.28**	589.06
	4,829.44	7,029.45
SCHEDULE 10		
CASH AND BANK BALANCES		
Cash and cheques in hand	**23.36**	69.58
Remittances in transit	**51.77**	308.13
With scheduled banks in :		
Current accounts	**17.57**	585.36
Deposit accounts	**811.48**	0.12
Unclaimed dividend accounts	**53.93**	32.58
With non-scheduled banks in :		
Current accounts	**27.19**	18.19
	985.30	1,013.96
SCHEDULE 11		
OTHER CURRENT ASSETS		
(Unsecured, considered good except where provided for)		
Export incentives accrued	**1,196.01**	871.95
Exchange gain accrued on forward contracts	**188.40**	70.07
Insurance claims	**104.17**	29.03
Interest accrued	**26.45**	0.52
Others	**64.62**	37.79
	1,579.65	1,009.36
Less : Doubtful and provided for	**18.76**	26.77
	1,560.89	982.59
SCHEDULE 12		
LOANS AND ADVANCES		
(Considered good except where provided for)		
Secured	**79.99**	96.24
Unsecured		
Advances recoverable in cash or in kind or for value to be received	**2,024.73**	1,403.97
Short term deposits	**5,160.00**	3.00
Due from subsidiary companies	**396.90**	466.68
Prepaid income-tax	**2,723.28**	940.04
	10,384.90	2,909.93
Less : Doubtful and provided for	**376.74**	440.23

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Rs. Millions

	2003	2002
SCHEDULE 13		
CURRENT LIABILITIES		
Acceptances	410.80	497.13
Sundry creditors	3,429.53	2,616.64
Investor education & protection fund		
Unclaimed dividend *	53.93	32.58
Other liabilities	1,968.61	1,727.55
Interest accrued but not due on loans	0.88	4.49
	5,863.75	4,878.39
* Not due for deposit.		
SCHEDULE 14		
PROVISIONS		
Retirement benefits	526.57	327.02
Income-tax	2,399.51	981.61
Proposed dividend	2,228.38	1,854.52
	5,154.46	3,163.15
SCHEDULE 15		
OPERATING INCOME		
SALES		
Domestic	11,326.98	10,391.47
Less : Excise duty on sales	666.65	696.49
	10,660.33	9,694.98
Export	24,674.60	18,502.87
	35,334.93	28,197.85
Less : Trade discounts	1,352.24	1,207.71
	33,982.69	26,990.14
OTHERS		
Royalty and technical know-how	841.86	644.90
Technology licensing income	176.37	628.95
Export incentives	1,793.54	1,117.63
Exchange gain (Net)	743.29	74.36
Commission	–	0.26
Sundries	76.38	31.41
	3,631.44	2,497.51
	37,614.13	29,487.65
SCHEDULE 16		
OTHER INCOME		
Interest	77.73	53.36
Dividend	22.69	5.07
Profit on sale of fixed assets	0.46	0.37
Profit on sale of long term investments	–	78.30
Bad debts / advances recovered	0.92	14.36
Unclaimed balances / excess provisions written back	23.12	17.30
Miscellaneous	85.62	34.07
	210.54	202.83
SCHEDULE 17		
MATERIALS		
Raw materials consumed	10,321.33	8,881.67
Packaging materials consumed	1,354.04	1,119.16
Finished goods purchased	3,091.08	3,009.39
Increase in work in process and finished goods		
Opening stock		
Work-in-process	777.43	623.54
Finished goods		
Own manufactured	2,063.47	1,488.24
Others	539.76	318.97
	3,380.66	2,430.75
Less :		
Closing stock		
Work-in-process	996.81	777.43
Finished goods		
Own manufactured	2,097.44	2,063.47
Others	530.71	539.76
	3,624.96	3,380.66
(Increase) / Decrease	(244.30)	(949.91)

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

	Rs. Millions	
SCHEDULE 18	**2003**	2002
MANUFACTURING		
Stores and spares consumed	**284.64**	222.27
Power and fuel	**537.90**	485.02
Repairs and maintenance		
Factory buildings	**29.48**	19.38
Plant and machinery	**44.78**	44.56
Analytical charges	**15.63**	23.02
Processing charges	**420.03**	324.46
Excise duty	**53.62**	192.09
	1,386.08	1,310.80
SCHEDULE 19		
PERSONNEL		
Salaries,wages and bonus	**2,154.94**	1,689.84
Contribution to provident and other funds	**159.36**	121.49
Workmen and staff welfare	**127.43**	118.77
Amortisation of deferred employees compensation	**37.42**	19.24
	2,479.15	1,949.34
SCHEDULE 20		
SELLING, GENERAL AND ADMINISTRATION		
Rentals	**156.86**	135.16
Rates and taxes	**81.62**	70.49
Regulatory filing fee	**50.57**	48.41
Printing and stationery	**67.70**	50.24
Electricity and water	**36.13**	31.45
Insurance	**291.92**	138.87
Communication	**164.88**	128.46
Legal and professional charges	**958.06**	592.23
Travel and conveyance	**438.70**	394.34
Running and maintenance of vehicles	**39.54**	35.65
Repairs and maintenance		
Buildings	**1.71**	2.51
Others	**68.05**	53.45
Discounts	**425.81**	264.30
Freight, clearing and forwarding	**1,063.81**	759.11
Marketing and promotion services	**64.20**	122.40
Advertising and sales promotion	**1,822.64**	1,306.51
Conferences and meetings	**63.76**	87.88
Commission	**402.00**	252.32
Recruitment and training	**70.51**	41.98
Assets written off	**1.39**	73.85
Loss on sale of fixed assets	**27.89**	8.48
Loss on sale of long term investments	**–**	0.02
Amounts written off [Net of reversal of provision for doubtful debts and advances Rs. 351.28 Million (Previous year Nil)]	**2.70**	12.47
Provision for doubtful debts and advances	**–**	397.83
Provision / (Reversal) for diminution in value of current investments	**(0.03)**	(1.66)
Others	**715.02**	348.37
	7,015.44	5,355.12

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003	Rs. Millions 2002
SCHEDULE 21		
RESEARCH AND DEVELOPMENT EXPENDITURE		
Salaries, wages and bonus	442.01	306.40
Contribution to provident and other funds	35.19	17.50
Workmen and staff welfare	30.07	29.78
Raw materials and consumables	621.70	548.00
Power and fuel	55.15	46.73
Clinical trials	269.08	133.20
Bioequivalence studies	440.85	386.33
Rentals	30.52	11.96
Printing and stationery	13.75	9.54
Insurance	13.14	9.16
Communication	23.73	18.08
Legal and professional charges	69.64	13.64
Travel and conveyance	60.51	50.16
Technical know how and consultancy	126.75	–
Running and maintenance of vehicles	7.55	6.11
Repairs and maintenance		
Machinery	9.36	6.71
Buildings	10.75	4.64
Others	13.06	8.89
Recruitment and training	25.16	13.78
Others	82.52	65.67
	2,380.49	1,686.28
SCHEDULE 22		
PRIOR PERIOD ITEMS		
Salaries,wages and bonus		
Retirement benefits	–	9.99
Contribution to provident and other funds	–	0.25
Export incentives reversed	–	6.53
Advertising and sales promotion	–	7.11
	–	23.88
SCHEDULE 23		
DEPRECIATION AND AMORTISATION		
Depreciation		
Buildings	40.39	38.16
Plant and machinery	471.92	411.25
Furniture and fixtures	23.72	20.30
Vehicles	17.29	13.99
	553.32	483.70
Amortisation		
Patents, trade marks and designs	143.38	110.41
	696.70	594.11
SCHEDULE 24		
PROVISION FOR TAX		
Current income-tax	1,370.00	770.00
Deferred tax	245.89	127.94
	1,615.89	897.94

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Rs. Millions

SCHEDULE 25	2003	2002
EARNINGS PER SHARE		
Net profit attributable to equity shareholders		
Profit after tax	**7,947.79**	6,235.81
Add :		
Tax-earlier years	**(0.08)**	576.13
	7,947.71	6,811.94
Less :		
Deferred revenue expenditure	**–**	1,455.70
Net profit available	**7,947.71**	5,356.24
Net profit attributable to equity shareholders before prior period and extra-ordinary items		
Net profit available	**7,947.71**	5,356.24
Prior period items	**–**	23.88
Settlement compensation income		
On closure of a contract	**–**	(485.53)
For dispute of patent	**(299.83)**	(145.50)
Deferred revenue expenditure	**–**	1,455.70
Tax effect of above items	**107.56**	(106.49)
	7,755.44	6,098.30
No. of weighted average equity shares		
Basic	**185,492,693**	185,437,258
Effect of dilutive equity shares equivalent - stock options outstanding	**1,030,453**	148,889
Diluted	**186,523,146**	185,586,147
Nominal value of equity share (Rs.)	**10.00**	10.00
EARNINGS PER SHARE (Rs.)		
Before prior period and extra-ordinary items		
Basic	**41.81**	32.89
Diluted	**41.58**	32.86
After prior period and extra-ordinary items		
Basic	**42.85**	28.88
Diluted	**42.61**	28.86

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE 26

SIGNIFICANT ACCOUNTING POLICIES

1. **Basis of preparation**

   The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Companies Act, 1956.

2. **Use of estimates**

   The preparation of the financial statements in conformity with the GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and reported amounts of revenues and expenses for the year. Actual results could differ from these estimates.

3. **Fixed assets**

   Fixed assets are stated at cost (gross block) less accumulated depreciation. Capital works-in-progress includes advances.

4. **Depreciation/Amortisation**

   a] Depreciation on fixed assets is provided on straight-line method at the rates and in the manner prescribed in schedule XIV to the Companies Act, 1956.

   b] Cost of patents, trade marks and designs is being amortised over a period of five years.

   c] Premium paid on perpetual leasehold land is charged to revenue on termination/renewal of lease agreements.

5. **Expenditure on regulatory approvals**

   Expenditure incurred for obtaining regulatory approvals and registration of products for overseas markets and product acquisition is charged to revenue.

6. ***Deferred employees compensation***

   The accounting value of stock options representing the excess of the market price over the exercise price of the shares granted under "Employees Stock Option Scheme" of the company, is amortised on straight-line basis over the vesting period as "Deferred employees compensation" and the unamortised portion of the cost is shown under Reserves and Surplus, in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

7. **Investments**

   a] Current investments are stated at lower of cost and fair value.

   b] Long term investments are stated at cost. Diminution in value of such investments (other than temporary decline) is provided for separately.

   c] Profit/Loss on sale of investments is computed with reference to their average cost.

8. **Valuation of inventories**

   Inventories are valued as under :

   Stores & spares, raw materials and packaging materials - at weighted average cost.

   Finished goods - at lower of cost and net realisable value.

   Work-in-process - at cost upto estimated stage of process.

   Where duty paid/indigenous materials are consumed, prior to duty-free import of materials under the Advance Licence Scheme, in manufacture of products for export, the estimated excess cost of such materials over that of duty free materials is carried forward in the cost of raw materials and charged to revenue on consumption of such duty-free materials.

9. **Revenue recoginition**

   a] Revenue from sale of goods is recognised when the significant risks and rewards in respect of ownership of the goods are transferred to the customer and is stated inclusive of excise duty, net of trade discounts, sales return and sales tax where ever applicable.

   b] Dividend is recognised as and when the right to receive the income is established.

   c] Royalty, technical know-how and licencing income is recognised as revenue when earned, in accordance with the terms of the relevant agreements.

10. **Export benefits/incentives**

    a] Export entitlements under the Duty Entitlement Pass Book("DEPB") scheme are recognised in the profit and loss account when the right to receive credit as per the terms of the scheme is established in respect of the exports made.

SCHEDULE 26

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

b] Entitlements / obligation on account of Advance Licences for import of raw materials are accounted for on purchase of raw materials and / or export sales.

11. Research and development

Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred. Capital expenditure is included in the respective heads under fixed assets.

12. Taxes on income

Provision for tax for the year comprises estimated current income-tax determined to be payable in respect of taxable income and deferred tax being the tax effect of timing differences representing the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Provision for current income tax is the aggregate of the balance provision for tax for three months ended March 31, 2003 and the estimated provision based on the taxable profit of remaining nine months up to December 31, 2003, the actual tax liability, for which, will be determined on the basis of the figures for the period April 1, 2003 to March 31, 2004.

13. Foreign exchange transactions

a] Investments in foreign companies are recorded at the exchange rates prevailing on the date of making the investments.

b] Transactions in foreign currencies are recorded at the rates prevailing on the date of the transactions. Monetary items denominated in foreign currency are restated at the rate prevailing on balance sheet date. Exchange gains/ losses on settlement and on conversion of monetary items denominated in foreign currency are dealt with in the profit and loss account, except for loans denominated in foreign currencies utilised for acquisition of fixed assets where the exchange gains/losses are adjusted to the cost of such assets.

c] Income and expenditure items at representative offices are converted at the respective monthly average rate. Monetary items at representative offices at the balance sheet date are converted using the year-end rates. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

d] Premium / discount on forward exchange contracts is recognised as income or expenditure over the period of the contracts.

14. Retirement benefits

a] Contributions in respect of provident fund, superannuation and gratuity are made to Trusts set up by the Company for the purpose and charged to profit and loss account.

b] Provisions for liabilities in respect of gratuity, pension and leave encashment benefits are made based on actuarial valuation made by an independent actuary as at the balance sheet date.

15. Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

For calculating diluted earnings per share, the net profit or loss for the year attributable to equity shareholders and the weighted average number of options outstanding during the year are adjusted for the effects of all dilutive potential equity shares.

16. Contingent Liabilities

Depending on facts of each case and after due evaluation of relevant legal aspects, claims against the Company not acknowledged as debts are provided or disclosed as contingent liabilities. In respect of statutory matters, contingent liabilities are provided or disclosed only for those demand(s) that are contested by the Company.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE 27

NOTES TO THE FINANCIAL STATEMENTS

1. **Share capital**

   a] Share capital includes :

   (i) 146,849,494 (Previous year 146,849,494) Equity shares allotted as fully paid bonus shares by capitalisation out of share premium and reserves.

   (ii) 3,281,154 (Previous year 3,281,154) Equity shares allotted as fully paid up pursuant to contract without payment being received in cash.

   b] Outstanding stock options for equity shares of the Company under the "Employees Stock Option Scheme" :

Date of grant	Exercise price		2003		2002	
	Rs.	Rs.	Numbers		Numbers	
January 12, 2001*	673.00	(420.63)	**160,507**	**(256,811)**	187,047	(299,275)
December 3, 2001*	595.00	(371.88)	**282,201**	**(451,522)**	304,181	(486,690)
April 1, 2002*	745.00	(465.63)	**404,843**	**(647,749)**	447,585	(716,136)
February 7, 2003	567.00	–	**894,275**	–	–	–
August 18, 2003	701.00	–	**2,000**	–	–	–
			1,743,826	**(1,356,082)**	938,813	(1,502,101)

* The adjusted outstanding options and their adjusted exercise price in accordance with the Employees Stock Options Scheme of the Company consequent to issue of bonus shares on October 11, 2002, are given in the parenthesis.

   c] Allotment of 18,497 Equity shares (Previous year 18,497) of Rs. 10 each, on payment of Rs. 125 per share (including Rs.115 on account of share premium) and 18,497 Equity shares (Previous year 18,497) of Rs. 10 each on payment of Rs. 175 per share (including Rs. 165 on account of share premium), [in respect of 12% Fully convertible debentures of Rs. 300 each (1993 Series) in terms of the letter of offer dated September 20, 1993 already converted], has been kept in abeyance under provisions of section 206-A of the Companies Act, 1956.

2. **Fixed assets**

   a] Land includes:

   (i) cost of leasehold land Rs. 196.24 million (Previous year Rs. 179.92 million).

   (ii) freehold land, valued at Rs. 12.24 million (Previous year Rs. 12.24 million) purchased alongwith building etc.

   (iii) cost of land Rs. 49.25 million (Previous year Rs. 71.75 million) pending registration in the name of the Company.

   b] Buildings include cost of 10 shares of Rs. 50 each fully paid in a co-operative housing society.

   c] Capital works-in progress includes:

   (i) advances Rs. 123.94 million (Pervious year Rs. 19.97 million).

   (ii) pre-operative expenses Rs. 16.89 million (Previous year Rs. 4.44 million) as detailed below :

	Rs. Millions	
Description	**2003**	2002
Opening balance	**4.44**	4.92
Add : Addition during the year		
Salaries, wages and bonus	**16.82**	5.93
Contributions to provident and other funds	**1.14**	0.29
Workmen and staff welfare	**0.26**	0.19
Raw materials	**0.30**	0.43
Power and fuel	**2.82**	1.08
Rentals	**0.06**	0.22
Insurance	**0.46**	0.01
Others	**8.17**	6.01
	34.47	19.08
Less : Capitalised during the year	**17.58**	14.64
Balance	**16.89**	4.44

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE 27

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

3. **Cash and bank balances :**

(i) Deposit receipts of Rs. 0.64 million (Previous year Rs 0.12 million) pledged with Government Authorities.

(ii) Balances with non scheduled banks in current accounts :

	Rs. Millions		Maximum balance Rs. Millions	
	2003	2002	**2003**	2002
AB Vilnius Bankas, Kaunas, Lithuania	**2.87**	0.04	**9.33**	3.84
ABN AMRO BANK, Bucharest, Romania	**0.15**	0.17	**1.52**	1.06
ABN AMRO Bank, Moscow, Russia	**0.65**	1.69	**13.20**	15.24
Banque Internationale Pour Le Commerce Et L'industrie du Cameroun, Doula, Cameroon	**0.84**	3.62	**4.73**	10.48
Barclays Bank of Kenya Ltd, Nairobi Kenya	**1.36**	2.71	**10.90**	2.95
Banque Nationale De Paris, Ho Chi Minh City, Vietnam	–	–	–	6.10
Bank Handlowy W Warszawie SA, Warsaw, Poland	**10.97**	3.61	**10.46**	10.30
Barclays Bank Plc, London, United Kingdom	–	*	–	*
Credit Lyonnais, Vietnam	**7.09**	0.03	**16.45**	9.53
Credit Lyonnais, Kiev, Ukraine	*	0.19	**7.79**	6.88
Citi Bank, Almaty, Kazakhstan	**0.77**	0.99	**3.35**	2.98
Myanma Investment and Commercial Bank Yangon, Myanmar	**0.90**	2.96	**26.11**	8.79
Societe Generale De Banques Au Cameroun Doula, Cameroon	–	*	–	*
The Hongkong & Shanghai Banking Corporation, Ocean Bldg, Singapore	**1.55**	2.08	**9.08**	6.41
The Hongkong & Shanghai Banking Corporation, Jakarta, Indonesia	–	–	–	0.11
The Hongkong & Shanghai Banking Corporation, Hongkong, China	**0.04**	0.10	**0.10**	0.14
* Rounded off to Nil				
Total	**27.19**	18.19		

	2003	2002	**2003**	2002
4. **Amounts due from :**				
An officer of the Company	**0.82**	0.94	**0.94**	1.05
Directors (Loans advanced before becoming directors)	–	–	–	0.02
5. **Borrowings on commercial paper**	–	–	–	500.00

	Rs. Millions	
	2003	2002
6. **Investments**		
Quoted		
Aggergate book value (Net of provision)	**0.02**	0.02
Market value	**0.08**	0.02
Unquoted		
Aggergate book value (Net of provision)	**3,374.99**	3,374.96
7. **Interest accrued on investments**	**0.02**	–
8. **Sundry debtors include debts due from subsidiary companies**	**1,917.53**	4,286.50

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE 27

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. Millions 2003	2002
9.	**Loans and advances include :**		
	Secured loans to employees	**79.99**	96.24
	Advances recoverable in cash or in kind or for value to be received include dues from :		
	Employees	**71.62**	72.44
	Suppliers	**88.78**	90.95
	Security deposits	**34.37**	30.44
10.	**Unsecured loans due for repayment within one year**	**12.72**	25.74
11.	**Sundry creditors include due to :**		
	a] Subsidiary companies	**148.62**	63.48
	b] Small scale indusrial undertakings	**144.74**	64.20

Total outstanding dues of small scale industrial undertakings have been determined to the extent such parties have been identified on the basis of information available with the Company. The parties to whom the Company owes sums outstanding for more than 30 days as at the balance sheet date are:

Anasthetic Gases Pvt. Ltd.	Ankur Drugs & Pharma Ltd.	Askas Plastic Pvt. Ltd.	Autofits
Bhasin Packwell Pvt. Ltd.	Everest Industrial Corporation	Imperial Packaging Company	Kallin Industries
Kejariwal Industries	Laxon Drugs	Mahabir Industries	Mayura Offset
Medicamen Biotech Ltd.	Metakaps Engineering Co.	National Electronic Corporation	NBZ Pharma Ltd.
Niranjan Containers Pvt. Ltd.	Orchid Healthcare	Packs and Packaging	Ramesh Industries (Indore)
Ranq Pharmaceuticals & Excipients P.Ltd.	Real Gas & Chemicals	Sampre Nutrition	Saurav Chemicals
Sidmak Laboratories (India) Ltd.	Srikem Laboratories Pvt.Ltd.	Sukkan Industries	Tauras Chemicals Pvt. Ltd.
Tatva Chintan Pharma Pvt. Ltd.	Vevek Pharmachem (India) Ltd.		Zenna Plastics Ltd.

		Rs. Millions 2003	2002
12.	**Interest income :**		
	Interest on		
	Current investments - other than trade	**0.16**	0.09
	Income-tax refunds		
	Current year	**1.00**	7.08
	Prior years	**–**	17.04
	Loans and deposits:		
	Short term deposits	**35.35**	19.13
	Subsidiary companies	**31.79**	2.93
	Employees loans	**5.68**	6.47
	Others	**3.75**	0.62
		77.73	53.36
13.	**Dividend from investments :**		
	a] Current		
	Other than trade	**18.70**	–
	b] Long term		
	Other than trade	**0.01**	0.01
	Subsidiary companies	**3.98**	5.06
		22.69	5.07
14.	**Tax deducted at source on :**		
	Interest received	**13.96**	6.14
	Dividend received	**0.07**	0.16
15.	**Interest paid on fixed period loans**	**21.67**	92.87
16.	**Exchange gain on outstanding forward exchange rate contracts to be recognised in the subsequent year**	**206.80**	96.46

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE 27

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

17. Payment to auditors

	Rs. Millions 2003	2002
a] Statutory auditors		
Audit fee		
Statutory	**4.50**	4.00
Tax	**2.00**	1.40
Other matters		
Taxation	**0.09**	0.12
Management services	–	0.60
Certification	**1.79**	0.77
Travel and out of pocket	**0.09**	0.27
Service tax	**0.66**	0.34
	9.13	7.50
b] Cost auditors		
Audit fee	**0.42**	0.39
Certification	**0.21**	0.30
Travel and out of pocket	**0.04**	0.27
	0.67	0.96

18. Dividend

a] Interim dividend includes Rs. 0.24 million paid for the year 2002 on 23,718 shares of Rs. 10 each, allotted under the Employees Stock Option Scheme between close of the year 2002 and the record date for such dividend.

b] Proposed dividend includes Rs. 1.86 million on 1,54,901 shares of Rs. 10 each allotted under the Employees Stock Option Scheme after December 31, 2003 which are eligible for such dividend.

19. a] Directors' remuneration*

	Rs. Millions 2003	2002
Salaries and allowances	**33.00**	29.16
Contribution to provident and other funds	**4.16**	3.54
Directors' fee	**0.95**	0.48
Commission	**57.04**	50.65
Perquisites**	**10.28**	11.01
	105.43	94.84

* Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis) and amortisation of deferred employees compensation on grant of stock options under "Employees Stock Option Scheme" of the Company.
Excludes Rs. 6.72 million (Previous year Rs. 3.62 million) paid as gratuity to a director upon his retirement by the gratuity trust set up by the company,

** Where the monetary value of the benefits is not ascertainable , they have been determined based on the provisions of Income - tax Act, 1961.

b] **Determination of net profits in accordance with the provisions of section 349 of the Companies Act, 1956 and commission payable to directors.**

		Rs. Millions 2003
Profit before tax as per profit and loss account		**9,563.68**
Add :		
Directors' remuneration (including commission) charged in accounts	**105.43**	
		105.43
		9,669.11
Less :		
Provision for diminution in the value of investments reversed	**0.03**	
Insurance claims received	**59.40**	
		59.43
Net Profit		**9,609.68**
Commission to directors :		
(As determined by the Board of Directors)		
Whole-time		**51.64**
Others		**5.40**
		57.04

SCHEDULE 27

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. Millions	
		2003	2002
20.	**Contingent liabilities**		
	Claims not acknowledged as debts	**946.89**	244.06
	Direct and indirect taxes	**24.52**	58.72
	Guarantees to banks on account of:		
	Subsidiary companies	**437.64**	607.39
	Joint ventures/Associates	**–**	400.00
	Bills purchased/discounted under letters of credit	**–**	76.52
21.	**Capital commitments (Net of advances)**	**387.99**	60.78

22. Related party disclosures

Related party disclosures as required under Accounting Standard on "Related Party Disclosures" issued by the Institute of Chartered Accountants of India are given below :

a] **Relationship :**

i) **Subsidiary companies**

Domestic

Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)
Solus Pharmaceuticals Limited
Vidyut Investments Limited
Ranbaxy Fine Chemicals Limited
Ranbaxy Drugs Limited
Vidyut Travel Services Limited
Gufic Pharma Limited
Rexcel Pharmaceuticals Limited

Overseas

Ranbaxy (Netherlands) BV, Netherlands
Ranbaxy (Hong Kong) Limited, Hong Kong
Ranbaxy Mauritius Limited, Mauritius*
Ranbaxy Egypt Limited, Egypt
Ranbaxy (Guangzhou China) Limited, China
Ranbaxy Farmaceutica Ltda, Brazil
Ranbaxy Vietnam Company Ltd., Vietnam
Ohm Laboratories Inc., U.S.A
Ranbaxy PRP(Peru) SAC
Ranbaxy (Malaysia) Sdn. Bhd.
Ranbaxy Unichem Company Ltd., Thailand
Ranbaxy USA, Inc.
Ranbaxy NANV, The Netherlands Antilles
Ranbaxy (Poland) Sp Zoo, Poland
Ranbaxy Nigeria Limited, Nigeria
Ranbaxy Europe Limited, U.K.
Ranbaxy (UK) Limited, U.K
Basics GmbH , Germany.
Ranbaxy Panama SA, Panama
Ranpharm Inc., U.S.A
Ranlab Inc., U.S.A
Ranbaxy France SAS, France
Ranbaxy Signature LLC
Ranbaxy Pharmaceuticals BV, Rotterdam Albrandswarrd
Ranbaxy Ireland Limited, Ireland
Ranbaxy (S.A.) Proprietary Limited, South Africa
Ranbaxy Holding (UK) Ltd., U.K
Ranbaxy Do Brazil Ltda, Brazil
Ranbaxy Pharmaceuticals Inc., U.S.A
Unichem Distributors Ltd., Thailand (Partnership)#
Ranchem Inc., U.S.A
Unichem Pharmaceuticals Ltd., Thailand
Bounty Holdings Company Limited, Thailand
Ranbaxy, Inc

ii) **Joint Venture and Associates**

Overseas

Thembalami Pharmaceuticals (PTY) Ltd. #
Vorin Laboratories Limited **

No transactions during the year.
* Ceased to be a subsidary during the year.
** Ceased to be as associate during the year

iii)

Key management personnel	**Entities over which significant influence is exercised**
Mr. D. S. Brar	Madhubani Investment (P) Ltd. Suraj Hotel (P) Ltd. Green Valley Land & Development (P) Ltd. Suraj Overseas (P) Ltd.
Dr. Brian W. Tempest	–
Mr. V. K. Kaul	ANR Securities (P) Ltd.
Dr. Rashmi Barbhaiya	–
Mr. Ram S. Ramasundar	–

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE 27

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

b] The following transactions were carried out with related parties in the ordinary course of business.

i) Subsidiary companies, joint ventures and associates.

	Rs. Millions			
	Subsidiary companies		Joint Ventures and Associates	
	2003	2002	**2003**	2002
Purchase of materials/finished goods	**41.62**	48.85	**115.73**	348.22
Sale of finished goods	**16,490,54**	11,122.68	–	64.33
Services rendered/other receipts	**30.26**	8.16	–	0.90
Services availed and sharing of expenses	**456.54**	145.80	**0.04**	–
Guarantee commission	–	–	**2.82**	0.69
Claims and discounts allowed	**754.84**	345.84	–	–
Loans/advances given	**7,324.70**	2,228.03	–	166.40
Interest received	**31.79**	2.93	–	5.26
Purchase of investments	–	0.14	–	–
Royalty paid	**0.24**	0.24	–	–
Royalty and technical know-how fee received	**447.25**	525.17	–	–
Dividend received	**3.98**	5.06	–	–
Balance at the end of the year :				
Loans/advances given *	**396.90**	466.68	–	–
Other receivables	**1,917.53**	4,286.50	–	4.41
Payables	**148.62**	63.48	**0.86**	97.31
Guarantees given	**437.64**	607.39	–	400.00
* Includes provision for doubtful debts and advances	**350.00**	350.00	–	–

ii) Key management personnel and their relatives

Remuneration to key management personnel	**124.83**	99.18
Interest on fixed deposits	–	*
Rent paid	**3.00**	4.41
Security deposits :		
Received	**0.19**	–
Balance at the end of the year :		
Security deposits :		
Received	**0.95**	–

* Rs. 3,770/- (rounded off to nil)

SCHEDULE 27

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

23. **Additional information pursuant to paragraphs 3 & 4 of part II of schedule VI to the Companies Act,1956.**
(As certified by the management and accepted by the auditors)

a] **Particulars of installed capacities and actual production**

		2003		2002	
	Unit of measure	Installed capacity	Actual production	Installed capacity	Actual production
Dosage Forms					
Tablets	Nos./Millions	**3,761.30**	**2,804.63**	3,701.30	2,610.46
Capsules	Nos./Millions	**1,610.00**	**1,310.84**	1,284.00	1,388.54
Dry syrups/Powders	Bottles /Millions	**24.20**	**33.96**	24.20	28.68
Ampoules	Nos./Millions	**74.40**	**94.91**	74.40	81.54
Vials	Nos./Millions	**32.40**	**33.50**	32.40	32.78
Liquids	Kilolitres	**–**	**1,349.54**	-	1,104.31
Drops	Kilolitres	**–**	**33.23**	-	35.95
Active pharmaceuticals indegredients and drug intermediates	Tonnes	**1,877.35**	**2,046.79**	2,589.20	2,715.58
Medical aids	Nos./Millions	**–**	**0.09**	–	0.07
Ointments	Tonnes	*	**278.78**	*	455.53

** In different denominations than actual production*

Notes :

1. Installed capacity being effective operational capacity has been calculated on a double shift basis for dosage forms facilities and on a three shift basis for active pharmaceuticals ingredients and drug intermediates.
2. Actual production includes production at loan licencees locations

b] **Stocks and sales of finished goods**

		Sales		Opening stock		Closing stock	
	Unit of measure	Quantity@	Rs. Millions	Quantity	Rs. Millions	Quantity	Rs. Millions
Dosage Forms							
Tablets	Nos./Millions	**3,688.69**	**16,981.72**	**542.97**	**728.02**	**577.62**	**768.33**
		3,521.41	*13,511.30*	*370.97*	*485.66*	*542.97*	*728.02*
Capsules	Nos./Millions	**1,674.90**	**6,043.86**	**260.09**	**338.76**	**221.21**	**255.31**
		1,825.13	*4,790.71*	*345.41*	*218.33*	*260.09*	*338.76*
Dry syrups/Powders	Bottles/Millions	**46.02**	**3,021.30**	**10.55**	**114.86**	**6.78**	**159.34**
		29.62	*1,638.12*	*4.87*	*82.16*	*10.55*	*114.86*
Ampoules	Nos./Millions	**99.15**	**724.13**	**15.28**	**51.59**	**16.24**	**48.38**
		86.18	*549.64*	*15.33*	*56.43*	*15.28*	*51.59*
Vials	Nos./Millions	**141.99**	**1,675.79**	**6.68**	**147.58**	**9.64**	**147.09**
		101.08	*1,402.43*	*8.59*	*80.66*	*6.68*	*147.58*
Liquids	Kilolitres	**5,094.38**	**1,009.14**	**845.72**	**113.97**	**807.97**	**101.20**
		4,319.06	*1,009.21*	*89.81*	*42.95*	*845.72*	*113.97*
Drops	Kilolitres	**35.78**	**41.44**	**3.21**	**1.19**	**1.89**	**1.53**
		35.36	*39.87*	*2.62*	*1.50*	*3.21*	*1.19*
Active pharmaceuticals indegredients and Drugs intermediates	Tonnes	**2,206.80**	**8,432.72**	**142.95**	**877.57**	**138.32**	**922.18**
		2,869.61	*7,648.79*	*68.23*	*580.63*	*142.95*	*877.57*
Medical aids	Nos./Millions	**0.12**	**395.15**	**0.04**	**148.35**	**0.05**	**182.03**
		0.14	*307.08*	*0.07*	*93.53*	*0.04*	*148.35*
Ointments	Tonnes	**773.69**	**877.71**	**90.88**	**51.67**	**80.41**	**36.25**
		689.71	*766.76*	*82.07*	*43.80*	*90.88*	*51.67*
Others (Chemicals etc.)		**–**	**338.99**	**–**	**29.67**	**–**	**6.51**
		–	*519.01*		*121.56*	–	*29.67*
Inter unit transfers		–	**(3,540.37)**	–	–	–	–
		–	*(3,288.58)*	–	–	–	–
Less : Excise duty		–	**(666.65)**	–	–	–	–
		–	*(696.49)*	–	–	–	–
TOTAL		**–**	**35,334.93**	**–**	**2,603.23**	**–**	**2,628.15**
		–	*28,197.85*	–	*1,807.21*	–	*2,603.23*

@ Inclusive of physician samples.
Figures in italics are for 2002.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE 27

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Unit of Measure	2003 Quantity	2003 Rs. Millions	2002 Quantity	2002 Rs. Millions
c]	**Purchases of finished goods for resale**					
	Tablets	Nos./Millions	**918.71**	**764.85**	1,082.95	554.03
	Capsules	Nos./Millions	**325.19**	**271.50**	351.27	321.30
	Dry Syrups/Powders	Bottles/Millions	**8.29**	**147.32**	–	–
	Ampoules	Nos./Millions	**5.20**	**21.28**	4.59	16.66
	Vials	Nos./Millions	**111.45**	**575.79**	66.39	416.02
	Liquids	Kilolitres	**3,707.09**	**289.76**	3,970.66	368.36
	Drops	Kilolitres	**1.23**	**1.19**	–	–
	Bulk drugs / chemicals	Tonnes	**155.38**	**443.25**	228.75	473.38
	Medical aids	Nos./Millions	**0.04**	**177.18**	0.04	218.91
	Ointments	Tonnes	**484.44**	**184.05**	242.99	77.08
	Others			**214.91**		563.65
	TOTAL			**3,091.08**		3,009.39
d]	**Consumption of raw materials @**					
	Pencillin G Potassium First Crystals	Metric tonnes	**915.41**	**661.43**	1,278.92	1,094.33
	6APA	Metric tonnes	**230.93**	**361.96**	213.98	389.89
	Pen V Potassium	Metric tonnes	**300.08**	**254.52**	294.06	318.21
	D-Alpha Phenyl Glycine and its Salts	Metric tonnes	**184.76**	**128.16**	266.52	161.76
	Others		–	**9,345.15**	–	7,346.56
	TOTAL			**10,751.22**		9,310.75

e] **Consumption of raw materials, components and spares @**

		2003 Raw materials	2003 Components, spares & Packaging materials *	2002 Raw materials	2002 Components spares & Packaging materials *
Indigenous	Rs. Millions	**5,983.90**	**1,665.27**	4,398.28	1,447.01
	As % of total	**55.66 %**	**90.97 %**	47.24 %	97.57 %
Imported	Rs. Millions	**4,767.32**	**165.21**	4,912.47	36.03
	As % of total	**44.34 %**	**9.03 %**	52.76 %	2.43 %

** Inclusive of components and spares used for maintenance of plant and machinery.*
@ Inclusive of materials consumed for research and development

		Rs. Millions 2003	Rs. Millions 2002
f]	**Imports on C. I. F. basis :**		
	Raw materials	**5,027.38**	4,898.66
	Components and spares	**39.04**	36.03
	Capital goods	**250.94**	143.74
g]	**Expenditure in foreign currencies**		
	Interest	**9.42**	1.15
	Royalty paid	**1.20**	0.95
	Legal and professional charges	**804.60**	463.59
	Others	**3,966.18**	2,539.54
h]	**Dividend to non-resident shareholders** (in foreign currency)		
	Interim		
	No. of shareholders	**34**	35
	No. of shares held	**39,596**	24,486
	Dividend remitted (Rs. Million)	**0.20**	0.10
	Year to which it relates	**2003**	2002
	Final		
	No. of shareholders	**35**	35
	No. of shares held	**40,879**	24,486
	Dividend remitted (Rs. Million)	**0.41**	0.19
	Year to which it relates	**2002**	2001

SCHEDULE 27

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

	Rs. Millions 2003	Rs. Millions 2002
i] **Earnings in foreign exchange**		
F.O.B. value of exports (excluding Nepal)	**23,460.67**	17,749.12
Technology licensing income	**176.37**	628.85
Royalty/Technical consultancy fees	**839.47**	641.23
Dividends	**3.98**	5.07
Settlement compensation income		
On closure of a contract	–	485.53
For dispute of patent	**299.83**	145.50
Others (freight, insurance & others)	**811.01**	500.89

24. **Information pursuant to clause 32 of the listing agreements with stock exchanges.**

	Rs. Millions 2003	Rs. Millions 2002	Maximum balance Rs. Millions 2003	Maximum balance Rs. Millions 2002
Loans and advances in the nature of loans to :				
a] **Wholly-owned subsidy companies with no specified payment schedule**				
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	–	7.42	**7.42**	9.02
Ranbaxy Fine Chemicals Ltd.	**0.12**	55.60	**56.35**	116.47
Vidyut Investments Ltd.	**350.62 ***	353.78 *	**7,629.70**	1,440.61
Vidyut Travel Services Ltd.	**43.15 ***	46.81 *	**46.81**	51.50
Ranbaxy Drugs Ltd.	**3.02 ***	3.07 *	**3.07**	3.07
b] **Others - for acquisition of shares in Company or any of its subsidiary Company**				
Ranbaxy Employees Welfare Society@	–	37.51 *	**37.51**	75.48

* Interest free.

@ Set up for acquisition of shares under "Employees Stock Option Scheme"

25. **Previous year figures**
Previous year figures have been regrouped / recast wherever considered necessary to make them comparable with those of the current year.

Signatories to schedules 1 to 27

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : New Delhi
Dated : April 22, 2004

TEJENDRA KHANNA
Chairman

MALVINDER MOHAN SINGH
Whole-time Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

D. S. BRAR
CEO & Managing Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

DR. BRIAN W. TEMPEST
Joint Managing Director & CEO Designate

VIVEK BHARAT RAM
Director

RANBAXY LABORATORIES LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	003747	State Code :	16
Balance Sheet Date :	31 (Date) 12 (Month) 2003 (Year)		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue :	NIL	Rights Issue :	NIL
Employees Stock Options :	915	Bonus Issue :	NIL
Private Placement :	NIL		

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities :	35713988	Total Assets :	35713988
Source of Funds			
Paid-up-Capital :	1855436	Reserves & Surplus :	21342424
	19869	*	
Secured Loans :	304942	Unsecured Loans :	37615
Application of Funds			
Net Fixed Assets :	7907877	Investments :	3375014
Net Current Assets :	13412886	Misc. Expenditure :	NIL
Accumulated Losses :	NIL		

* Share application money pending allotment

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover :	33982693	Total Expenditure :	27783326
Profit / Loss before Tax :	+ ✔ 9563679	Profit / Loss after tax :	+ ✔ 7947789
Earning Per Share in Rs.	42	Dividend Rate (%) :	170

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS OF THE COMPANY

Item Code No.	294190
Product Description	CEFACLOR
Item Code No.	294200
Product Description	CEPHALEXIN
Item Code No.	294110
Product Description	AMOXYCILLIN

On behalf of the Board of Directors

TEJENDRA KHANNA *Chairman*	D. S. BRAR *CEO & Managing Director*	DR. BRIAN W. TEMPEST *Joint Managing Director & CEO Designate*
MALVINDER MOHAN SINGH *Whole-time Director*	HARPAL SINGH *Director*	VIVEK BHARAT RAM *Director*
RAM S. RAMASUNDAR *Executive Vice President – Finance & CFO*	S. K. PATAWARI *Secretary*	

Place : New Delhi
Date : April 22, 2004

Statement Regarding Subsidiary Companies Pursuant to section 212(3) and 212(5) of the Companies Act, 1956

Name of subsidiary company	Financial year to which accounts relates	Holding Company's interest as at close of financial year of subsidiary company: i) Shareholding	ii) Extent of Holding %age		Net aggregate amount of subsidiary company's profits after deducting its losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's account: For the current financial year Rs. Millions		For the Previous Financial Year Rs. Millions	Net aggregate amount of subsidiary company profit after deducting its losses or vice-versa, dealt within the company's accounts: For the current financial year Rs. Millions	For the Previous financial year Rs. Millions	Holding Company's interest as at December 31, 2003 incorporating changes since close of financial year of subsidiary company
Domestic :										
Solus Pharmaceuticals Ltd.	2003	3,000,700 Equity shares of Rs. 10 each	100		**1.11 (Loss)**		4.41 (Loss)	**Nil**	Nil	No change
Rexcel Pharmaceuticals Ltd.	2003	1,000,000 Equity shares of Rs. 10 each	100		**5.52 (Profit)**		26.4 (Profit)	**Nil**	Nil	No change
Ranbaxy Fine Chemicals Ltd.	2003	5,550,000 Equity shares of Rs. 10 each	100		**24.01 (Profit)**		19.38 (Loss)	**Nil**	Nil	No change
Vidyut Investments Ltd.	2003	25,008,400 Equity shares of Rs. 10 each	100		**0.73 (Profit)**		28.97 (Profit)	**Nil**	78.45	No change
Vidyut Travel Services Ltd.	2003	1,000,000 Equity shares of Rs. 10 each	100	@	**1.55 (Loss)**		1.65 (Loss)	**Nil**	Nil	No change
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	2003	6,200,000 Equity shares of Rs. 10 each	100	@	**10.60 (Profit)**		11.78 (Loss)	**Nil**	Nil	No change
Ranbaxy Drugs Ltd.	2003	i) 3,100,020 Equity shares of Rs. 10 each ii) 250 10% Non-Cumulative Redeemable Preference shares of Rs. 10 each	100		**0.01 (Loss)**		0.35 (Loss)	**Nil**	Nil	No change
Gufic Pharma Ltd.	2003	4900 Equity shares of Rs. 100 each	98		**0.24 (Profit)**		0.20 (Loss)	**Nil**	Nil	No change
Overseas : #										
Ranbaxy (Guangzhou China) Ltd., China	2003	Investment Certificate of US $ 5,900,000	83		**33.78 (Loss)**	#	102.67 (Loss)	**Nil**	Nil	No change
Ranbaxy (Netherlands) B.V., The Netharlands	2003	996,546 Ordinary shares of Guilder 100 each	100		**32.46 (Loss)**	#	561.98 (Loss)	**Nil**	Nil	No change
Ranbaxy Nigeria Ltd., Nigeria	2003	6,535,324 Ordinary shares of Naira 1 each	84.89	@	**16.64 (Profit)**	#	27.69 (Profit)	**0.71**	9.26	No change
Ranbaxy (Hong Kong) Ltd., Hong Kong	2003	2,400,000 Equity shares of HK $ 1 each	100		**0.34 (Loss)**	#	40.47 (Loss)	**Nil**	Nil	No change
Unichem Pharmaceuticals Limited, Thailand	2003	40,000 Ordinary shares of Baht 100 each	98.50	@	**0.04 (Profit)**	#	0.24 (Loss)	**Nil**	Nil	No change
Ranbaxy (Malaysia) Sdn. Bhd. Malaysia	2003	2,542,383 Ordinary shares of Malaysian $ 1 each	56.25	@	**23.37 (Profit)**	#	21.25 (Profit)	**3.27**	3.47	No change
Bounty Holdings Company Limited, Thailand	2003	6, 139 shares, paid up at Baht 550 per share	99.3	@	**5.97 (Loss)**	#	0.17 (Loss)	**Nil**	Nil	No change
Ranbaxy Unichem Company Limited, Thailand	2003	206,670 Ordinary shares of Baht 100 each	88.56	@	**1.55 (Profit)**	#	5.28 (Loss)	**Nil**	Nil	No change

@ Inclusive of shares held through wholly owned subsidiaries.

Exchange rates conversion as on the year end.

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. BRIAN W. TEMPEST
Joint Managing Director & CEO Designate

MALVINDER MOHAN SINGH
Whole-time Director

HARPAL SINGH
Director

VIVEK BHARAT RAM
Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

S. K. PATAWARI
Secretary

Place : New Delhi
Dated : April 22, 2004

Consolidated Financial Statements – Indian GAAP

Auditors' report to the Board of Directors of the Ranbaxy Laboratories Limited.

We have audited the attached consolidated balance sheet of Ranbaxy Laboratories Limited ("the company") its subsidiaries and joint venture (as per list appearing in Note 15 on Schedule 26) collectively referred to as "the Ranbaxy Group" as at December 31, 2003 and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Ranbaxy Group's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of some consolidated entities, whose financial statements reflect total assets of Rs. 21,053.99 million as at December 31,2003, the total revenue of Rs. 28,204.22 million and cash flows amounting to Rs.115.53 million for the year then ended. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us and our opinion in respect thereof is based solely on the report of other auditors.

We report that the consolidated financial statements have been prepared by the Ranbaxy Group's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated financial statements and Accounting Standard (AS) 27, Financial Reporting of interests in Joint Venture, issued by the Institute of Chartered Accountants of India.

Based on our audit and on consideration of reports of other auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India; in case of :

(a) the consolidated balance sheet, of the state of affairs of the Ranbaxy Group as at December31, 2003;

(b) the consolidated profit and loss account, of the profit for the year ended on that date; and

(c) the consolidated cash flow statement, of the cash flows for the year ended on that date.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No 10093

Place : New Delhi
Dated : April 22, 2004

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2003

	Schedule	2003 Rs. Millions	2002 Rs. Millions
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Capital	1	1,855.44	1,854.52
Reserves and surplus	2	19,706.24	15,963.63
		21,561.68	17,818.15
SHARE APPLICATION MONEY PENDING ALLOTMENT		19.87	0.30
MINORITY INTERESTS		166.41	188.00
LOAN FUNDS			
Secured	3	2,483.87	1,436.52
Unsecured	4	3,366.01	2,521.21
		5,849.88	3,957.73
DEFERRED TAX LIABILITY (NET)	5	942.99	840.79
		28,540.83	22,804.97
APPLICATION OF FUNDS			
FIXED ASSETS	6		
Gross block		16,322.97	14,631.50
Less : Depreciation		6,395.52	4,956.95
Net block		9,927.45	9,674.55
Capital works-in-progress		1,004.98	191.13
INVESTMENTS	7	168.08	370.21
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	8	9,558.44	9,002.51
Sundry debtors	9	7,511.17	7,987.98
Cash and bank balances	10	1,579.88	1,493.51
Other current assets	11	1,623.89	1,016.65
Loans and advances	12	11,075.99	3,533.50
		31,349.37	23,034.15
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	13	7,790.91	6,221.17
Provisions	14	6,118.14	4,243.90
		13,909.05	10,465.07
NET CURRENT ASSETS		17,440.32	12,569.08
		28,540.83	22,804.97
SIGNIFICANT ACCOUNTING POLICIES	25		
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	26		

The schedules referred to above form an integral part of the consolidated financial statements.
This is the consolidated balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : New Delhi
Dated : April 22, 2004

TEJENDRA KHANNA
Chairman

MALVINDER MOHAN SINGH
Whole-time Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

D. S. BRAR
CEO & Managing Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

DR. BRIAN W. TEMPEST
Joint Managing Director & CEO Designate

VIVEK BHARAT RAM
Director

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2003

	Schedule	2003 (Rs. Millions)	2002 (Rs. Millions)
INCOME			
Operating income	15	48,232.26	38,414.92
Other income	16	485.57	267.47
		48,717.83	38,682.39
EXPENDITURE			
Materials	17	17,874.07	15,395.22
Manufacturing	18	1,887.34	1,742.02
Personnel	19	4,546.69	3,253.49
Selling, general and administration	20	10,749.08	7,785.97
Research and development expenditure	21	2,422.66	1,686.29
Prior period items		(0.59)	23.34
		37,479.25	29,886.33
PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTISATION		11,238.58	8,796.06
Interest		251.89	386.74
Depreciation	22	763.11	661.24
Amortisation :			
Trade marks and product licenses	22	248.05	214.80
Goodwill	22	179.49	75.00
PROFIT BEFORE EXTRA-ORDINARY ITEMS		9,796.04	7,458.28
Extra-ordinary items			
Settlement compensation income			
On closure of a contract		51.16	730.48
For dispute of patent		299.83	145.50
PROFIT BEFORE TAX		10,147.03	8,334.26
Provision for tax	23	2,538.13	1,856.65
PROFIT AFTER TAX		7,608.90	6,477.61
Minority interests		14.58	7.96
PROFIT AFTER TAX AND MINORITY INTERESTS		7,594.32	6,469.65
Tax - earlier years :			
Current		(0.08)	5.39
Deferred		(5.23)	571.58
Depreciation - earlier year		(284.33)	–
Expenditure on regulatory approvals - earlier years		–	(1,479.49)
		7,304.68	5,567.13
Transfer from :			
Foreign projects reserve		4.90	15.00
Balance available for appropriation		7,309.58	5,582.13
APPROPRIATIONS			
Dividend			
Interim		927.95	579.48
Final (proposed)		2,228.38	1,854.52*
Tax on dividend		404.41	237.61
Transfer to :			
Foreign projects reserve		13.76	–
General reserve		3,735.08	2,910.52
		7,309.58	5,582.13

* Subject to deduction of tax at source

	Schedule	2003	2002
EARNINGS PER SHARE (Rs.)	24		
Before prior period and extra-ordinary items			
Basic		39.15	33.36
Diluted		38.93	33.30
After prior period and extra-ordinary items			
Basic		39.38	30.01
Diluted		39.16	29.97
SIGNIFICANT ACCOUNTING POLICIES	25		
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	26		

The schedules referred to above form an integral part of the consolidated financial statements.

This is the consolidated profit and loss account referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : New Delhi
Dated : April 22, 2004

TEJENDRA KHANNA
Chairman

MALVINDER MOHAN SINGH
Whole-time Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

D. S. BRAR
CEO & Managing Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

DR. BRIAN W. TEMPEST
Joint Managing Director & CEO Designate

VIVEK BHARAT RAM
Director

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

	Rs Millions 2003	2002
A. CASH FLOW FROM OPERATING ACTIVITIES		
Net Profit before extra-ordinary items and minority interests	**9,796.04**	7,458.28
Adjustments for :		
Depreciation / Amortisation	**1,011.16**	852.25
Assets written off	**3.88**	75.19
Goodwill	**179.49**	75.00
Deferred employees compensation	**37.42**	19.24
Exchange (gain) / loss	**(133.97)**	22.24
Dividend income	**(20.02)**	(1.34)
Profit on disposal of investments (Net)	**(94.32)**	(76.67)
Loss on sale of fixed assets (Net)	**33.49**	7.32
Provision for diminution in value of current investments	**(0.03)**	11.77
Interest expense	**251.89**	386.74
Interest income	**(248.84)**	(84.41)
Amounts written off	**185.62**	33.51
Provision for doubtful debts and advances	**98.84**	370.47
	1,304.61	1,691.31
Operating profit before working capital changes	**11,100.65**	9,149.59
Adjustments for :		
Inventories	**(555.93)**	(1,624.82)
Sundry debtors / receivables	**243.94**	(1,555.25)
Loans and advances	**(929.46)**	135.67
Trade/Other payables	**1,660.98**	191.02
Other current assets	**(373.10)**	(411.15)
	46.43	(3,264.53)
Net cash generated from operating activity before extra-ordinary items	**11,147.08**	5,885.06
Extra-ordinary items	**350.99**	875.98
Direct taxes paid (Net of refunds)	**(2,813.51)**	(1,585.29)
Net cash from operating activity after extra-ordinary items	**8,684.56**	5,175.75
B. CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of fixed assets / capital works-in-progress	**(2,982.42)**	(2,141.20)
Sale proceeds of fixed assets	**409.26**	495.58
Purchase of investments	**–**	(254.51)
Sale proceeds of investments	**296.48**	246.35
Short term deposit / secured loans	**2.77**	271.86
Interest received	**248.84**	84.41
Dividend received	**20.02**	1.34
Net cash from / (used) from investing activities	**(2,005.05)**	(1,296.17)
C. CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issue of capital (including premium)	**58.73**	8.00
Minority interest	**(21.59)**	(7.96)
Decrease in bank and other borrowings	**1,892.15**	(1,280.52)
Interest paid	**(251.89)**	(386.74)
Dividend paid	**(2,782.47)**	(1,738.43)
Tax on Dividend	**(356.50)**	(88.66)
Net cash from / (used) in financing activities	**(1,461.57)**	(3,494.31)
INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	**5,217.94**	385.27
Cash and cash equivalents at the beginning	**1,459.47**	1,074.20
Cash and cash equivalents at the close	**6,677.41**	1,459.47

Notes :

	2003	2002
Cash and cash equivalents include :		
Cash and cheques in hand and remittances in transit	**139.86**	398.27
With banks in :		
Current accounts [Net of dividend accounts Rs. 53.93 million (Previous year Rs. 32.58 million)]	**390.67**	1,016.02
Deposit accounts	**986.88**	42.18
Short term deposits	**5,160.00**	3.00
	6,677.41	1,459.47

This is the consolidated cash flow statement referred to in our report of even date

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : New Delhi
Dated : April 22, 2004

TEJENDRA KHANNA
Chairman

MALVINDER MOHAN SINGH
Whole-time Director

RAM S. RAMASUNDAR
Executive Vice President – Finance & CFO

D. S. BRAR
CEO & Managing Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

DR. BRIAN W. TEMPEST
Joint Managing Director & CEO Designate

VIVEK BHARAT RAM
Director

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

	Rs. Millions 2003	2002
SCHEDULE 1		
CAPITAL		
Authorised		
199,000,000 (Previous year 199,000,000) Equity shares of Rs. 10 each	**1,990.00**	1,990.00
100,000 (Previous year 100,000) Cumulative preference shares of Rs. 100 each	**10.00**	10.00
	2,000.00	2,000.00
Issued, subscribed and paid up		
185,543,625 (Previous year 185,452,098) Equity shares of Rs. 10 each	**1,855.44**	1,854.52
	1,855.44	1,854.52
SCHEDULE 2		
RESERVES AND SURPLUS		
Capital reserve	**38.86**	32.92
Amalgamation reserve	**43.75**	43.75
Revaluation reserve	**109.54**	111.86
Share premium *	**5,876.82**	5,832.99
Foreign projects reserve	**143.99**	135.13
Employee stock options outstanding	**51.07**	19.23
General reserve	**13,442.21**	9,787.75
	19,706.24	15,963.63

*Includes Rs. 5.58 million (previous year Rs. 0.80 million) transferred from Employees Stock Options Outstanding

	2003	2002
SCHEDULE 3		
SECURED LOANS		
Tax exempt bonds	–	17.97
Loans from banks	**2,472.56**	1,411.75
Deferred payment credits	**11.31**	6.80
	2,483.87	1,436.52
SCHEDULE 4		
UNSECURED LOANS		
Fixed deposits	**7.42**	26.34
Short term loans		
Banks	**3,292.71**	2,431.89
Others	**39.54**	36.67
	3,332.25	2,468.56
Deferred sales tax credit	**26.34**	26.31
	3,366.01	2,521.21
SCHEDULE 5		
DEFERRED TAX LIABILITY (NET)		
Deferred tax liability arising on account of :		
Depreciation	**1,488.49**	1,340.39
	1,488.49	1,340.39
Less : Deferred tax asset arising on account of :		
Provision for:		
Doubtful debts and advances	**389.22**	393.35
Diminution in the value of investments	–	4.37
Tax benefit on carried forward losses	**13.05**	21.80
Retirement benefits	**95.31**	7.81
Others	**47.92**	72.27
	545.50	499.60
	942.99	840.79

SCHEDULE 6

FIXED ASSETS

Rs. Millions

Description	Gross block 2002	Gross block Additions	Gross block Deletions	Gross block 2003	Accumulated Depreciation / Amortisation 2003	Net Block 2003	Net Block 2002
Goodwill	1,499.97	102.60	–	**1,602.57**	**507.02**	**1,095.55**	1,172.43
Trade marks and product licenses	1,231.60	18.75	–	**1,250.35**	**693.99**	**556.36**	785.66
Land	511.63	17.70	140.84	**388.49**	–	**388.49**	511.63
Buildings	2,007.00	342.11	64.78	**2,284.33**	**439.53**	**1,844.80**	1,636.66
Plant and machinery	8,487.16	1,494.38	62.81	**9,918.73**	**4,436.53**	**5,482.20**	5,009.60
Furniture and fixtures	681.69	111.82	184.95	**608.56**	**237.05**	**371.51**	374.56
Vehicles	203.37	67.93	26.52	**244.78**	**69.85**	**174.93**	176.02
Assets taken on lease							
Plant and machinery	3.10	–	2.18	**0.92**	**0.19**	**0.73**	2.55
Equipments	4.52	5.01	0.96	**8.57**	**5.27**	**3.30**	4.26
Vehicles	1.46	14.21	–	**15.67**	**6.09**	**9.58**	1.18
Total	**14,631.50**	**2,174.51**	**483.04**	**16,322.97**	**6,395.52**	**9,927.45**	**9,674.55**
Previous year	13,250.51	2,087.72	706.73	14,631.50	4,956.95	9,674.55	

SCHEDULE 7

Rs. Millions

	Nature of investment	Face value	Numbers 2003	Numbers 2002	2003	2002
INVESTMENTS						
CURRENT						
Trust securities						
Other than trade - unquoted						
41,089 US64 Bonds of Rs. 100 each (6.75% Tax Free) (Previous year 406,890 Units (1964 Scheme)) of the Unit Trust of India					**4.11**	4.08
					4.11	4.08
LONG TERM						
Investments in government securities						
Other than trade - unquoted						
Kisan Vikas patra / Indira Vikas patra					**0.01**	0.01
Investments in shares of companies (fully paid)						
Trade:						
Unquoted						
Nihon Pharmaceuticals Industry Co. Ltd., Japan	Equity shares	Yen 500	**32,000**	32,000	**27.06**	27.06
Sidmak Laboratories (India) Limited	Equity shares	Rs. 10	**16,733**	16,733	**10.54**	10.54
Quoted						
Vorin Laboratories Limited	Equity shares	Rs. 10	–	4,018,383	–	202.16
					37.60	239.76
Other than trade:						
Quoted						
Fortis Financial Services Ltd.	Equity shares	Rs. 10	**353,250**	353,250	**14.49**	14.49
The Great Eastern Shipping Company Ltd.	Equity shares	Rs. 10	**500**	500	**0.03**	0.03
Unquoted						
Fortis Healthcare Limited	Equity shares	Rs. 10	**12,529,460**	12,529,460	**125.29**	125.29
Biotech Consortium India Ltd.	Equity shares	Rs. 10	**50,000**	50,000	**0.50**	0.50
					140.31	140.31
					182.03	384.16
Less : Provision for diminution in value of long term investments					**13.95**	13.95
					168.08	370.21

Details of investments purchased and redeemed during the year :
150,000,000 (Previous year Nil) units of HDFC Mutual Fund

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

	Rs. Millions 2003	2002
SCHEDULE 8		
INVENTORIES		
Stores and spares	**68.14**	67.01
Raw materials	**3,477.99**	2,719.44
Packaging materials	**538.86**	505.33
Finished goods	**4,244.04**	4,786.30
Work-in-process	**1,229.41**	924.43
	9,558.44	9,002.51
SCHEDULE 9		
SUNDRY DEBTORS		
(Considered good except where provided for)		
Secured	**170.32**	301.04
Unsecured	**7,744.45**	8,559.60
	7,914.77	8,860.64
Less : Doubtful and provided for	**403.60**	872.66
	7,511.17	7,987.98
SCHEDULE 10		
CASH AND BANK BALANCES		
Cash and cheques in hand	**64.10**	74.20
Remittances in transit	**75.76**	324.07
Balances with banks:		
Current accounts	**444.60**	1,048.60
Deposit accounts	**995.42**	46.64
	1,579.88	1,493.51
SCHEDULE 11		
OTHER CURRENT ASSETS		
(Unsecured, considered good except where provided for)		
Export incentives accrued	**1,196.01**	871.95
Exchange gain accrued on forward contracts	**179.09**	70.07
Insurance claims	**104.22**	29.07
Interest accrued	**2.53**	38.01
Others	**164.82**	76.06
	1,646.67	1,085.16
Less : Doubtful and provided for	**22.78**	68.51
	1,623.89	1,016.65
SCHEDULE 12		
LOANS AND ADVANCES		
(Considered good except where provided for)		
Secured	**127.39**	130.16
Unsecured		
Advances recoverable in cash or in kind or for value to be received	**2,714.35**	1,788.97
Short term deposits	**5,160.00**	3.00
Prepaid Income-tax	**3,452.40**	1,832.56
	11,454.14	3,754.69
Less : Doubtful and provided for	**378.15**	221.19
	11,075.99	3,533.50
SCHEDULE 13		
CURRENT LIABILITIES		
Acceptances	**410.80**	527.93
Sundry creditors	**4,458.13**	3,299.44
Other liabilities	**2,921.98**	2,393.80
	7,790.91	6,221.17
SCHEDULE 14		
PROVISIONS		
Retirement benefits	**548.27**	341.22
Income-tax	**3,341.49**	2,048.16
Proposed dividend	**2,228.38**	1,854.52
	6,118.14	4,243.90

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

	Rs. Millions 2003	2002
SCHEDULE 15		
OPERATING INCOME		
Sales and Services		
Sales	45,301.32	37,137.59
Less : Excise duty on sales	692.05	719.14
	44,609.27	36,418.45
Services	13.50	10.11
	44,622.77	36,428.56
Others		
Export incentives	1,793.54	1,117.63
Technology licensing income	176.37	639.94
Net exchange gain / (loss)	1,004.99	(22.24)
Sundries	634.59	251.03
	3,609.49	1,986.36
	48,232.26	38,414.92
SCHEDULE 16		
OTHER INCOME		
Interest	248.84	84.41
Dividend	20.02	1.34
Profit on sale of long term investments	94.32	80.16
Profit on sale of assets	2.39	2.31
Bad debts / advances recovered	3.38	15.42
Unclaimed balances and excess provisions	42.94	18.23
Miscellaneous	73.68	65.60
	485.57	267.47
SCHEDULE 17		
MATERIALS		
Raw materials consumed	11,998.59	10,914.80
Packaging materials consumed	1,697.42	1,403.40
Finished goods purchased	3,940.78	4,052.52
Increase in work in process and finished goods		
Opening stock		
Work-in-process	924.43	849.11
Finished goods	4,786.30	3,886.12
	5,710.73	4,735.23
Less :		
Closing stock		
Work-in-process	1,229.41	924.43
Finished goods	4,244.04	4,786.30
	5,473.45	5,710.73
(Increase) / Decrease	237.28	(975.50)
Materials consumed	17,874.07	15,395.22
SCHEDULE 18		
MANUFACTURING		
Power and fuel	554.93	503.54
Excise duty	56.14	192.72
Stores and spares consumed	348.80	249.43
Analytical charges	60.53	55.42
Processing charges	729.10	560.31
Repairs and maintenance		
Factory buildings	32.68	103.19
Plant and machinery	105.16	77.41
	1,887.34	1,742.02
SCHEDULE 19		
PERSONNEL		
Salaries,wages and bonus	3,923.92	2,806.56
Contribution to provident and other funds	277.31	193.96
Workmen and staff welfare	308.04	233.73
Amortisation of deferred employees compensation	37.42	19.24
	4,546.69	3,253.49

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

	Rs. Millions 2003	2002
SCHEDULE 20		
SELLING, GENERAL AND ADMINISTRATION		
Rentals	**325.76**	257.75
Rates and taxes	**132.37**	120.87
Printing and stationery	**112.48**	79.20
Insurance	**469.46**	195.53
Communication	**247.37**	237.88
Legal and professional charges	**1,386.39**	999.97
Travel and conveyance	**656.93**	550.30
Discounts	**527.17**	361.15
Freight, clearing and forwarding	**1,414.80**	1,045.58
Advertising and sales promotion	**2,612.30**	1,647.66
Conferences and meetings	**99.30**	111.18
Commission	**498.75**	356.55
Amounts written off [Net of reversal of provision for doubtful debts and advances Rs. 351.28 Million (Previous year Nil)]	**264.25**	33.51
Assets written off	**3.88**	75.19
Provision for doubtful debts and advances	**20.21**	370.47
Provision / (Reversal) for diminution in value of investments	**(0.03)**	11.77
Loss on sale of fixed assets	**34.52**	9.63
Loss on sale of long term investments	**–**	3.49
Others	**1,943.17**	1,318.29
	10,749.08	7,785.97
SCHEDULE 21		
RESEARCH AND DEVELOPMENT EXPENDITURE		
Salaries, wages and bonus	**442.01**	306.40
Contribution to provident and other funds	**35.19**	17.50
Workmen and staff welfare	**30.07**	29.78
Materials and consumables	**621.70**	548.00
Power and fuel	**55.15**	46.73
Clinical trials	**269.08**	133.20
Bioequivalence studies	**440.85**	386.33
Rentals	**30.52**	11.96
Rates and taxes	**–**	2.21
Printing and stationery	**13.75**	9.54
Insurance	**13.14**	9.16
Communication	**23.73**	18.08
Legal and professional charges	**111.83**	13.64
Travel and conveyance	**60.51**	50.16
Others	**275.13**	103.60
	2,422.66	1,686.29
SCHEDULE 22		
DEPRECIATION AND AMORTISATION		
Depreciation		
Building	**62.51**	58.04
Plant and machinery	**627.16**	526.48
Furniture and fixtures	**43.53**	58.36
Vehicles	**21.86**	19.24
Assets taken on lease		
Plant and machinery	**0.09**	0.26
Equipments	**4.47**	0.28
Vehicles	**5.81**	0.31
	765.43	662.98
Less : Transfer from revaluation reserve	**(2.32)**	(1.74)
	763.11	661.24
Amortisation		
Trade marks and product licenses	**248.05**	214.80
Goodwill	**179.49**	75.00
	427.54	289.80
	1,190.65	951.04

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

	Rs. Millions 2003	2002
SCHEDULE 23		
PROVISION FOR TAX		
Current income-tax	2,439.01	1,759.50
Deferred tax	99.12	97.15
	2,538.13	1,856.65
SCHEDULE 24		
EARNINGS PER SHARE		
Net profit attributable to equity shareholders		
Profit after tax and minority interests	7,594.32	6,469.65
Add :		
Tax-earlier years	(5.31)	576.97
	7,589.01	7,046.62
Less :		
Depreciation - earlier years	284.33	–
Expenditure on regulatory approvals - earlier years	–	1,479.49
Net profit available	7,304.68	5,567.13
Net profit attributable to equity shareholders before prior period and extra-ordinary items		
Net profit available	7,304.68	5,567.13
Prior period items	(0.59)	23.34
Settlement compensation income		
On closure of a contract	(51.16)	(730.38)
For dispute of patent	(299.83)	(145.50)
Depreciation - earlier years	284.33	–
Expenditure on regulatory approvals - earlier years	–	1,479.49
Tax effect of above items	24.13	(8.55)
	7,261.56	6,185.53
No. of weighted average equity shares		
Basic	185,492,693	185,437,258
Effect of dilutive equity shares equivalent – stock options outstanding	1,030,453	318,203
Diluted	186,523,146	185,755,461
Nominal value of equity share (Rs.)	10.00	10.00
EARNINGS PER SHARE (Rs.)		
Before prior period and extra-ordinary items		
Basic	39.15	33.36
Diluted	38.93	33.30
After prior period and extra-ordinary items		
Basic	39.38	30.01
Diluted	39.16	29.97

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES

1. **Basis of presentation**

   The consolidated financial statements are prepared and presented under the historical cost convention on accrual basis of accounting in accordance with the accounting policies of the parent company unless otherwise stated.

2. **Use of estimates**

   The preparation of the financial statements in conformity with the GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the consolidated financial statements and reported amounts of revenues and expenses for the year. Actual results could differ from these estimates.

3. **Principles of consolidation**

   The consolidated financial statements include the financial statements of Ranbaxy Laboratories Limited ('the Company'), the parent company, its subsidiaries and a joint venture (collectively referred to as 'Ranbaxy Group').

   The consolidated financial statements have been combined on a line-by-line basis by adding the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the parent company and its share in the post-acquisition increase in the relevant reserves of the consolidated entities.

   Interest in Joint Ventures is accounted for by the proportionate consolidation method.

   The excess/deficit of cost to the parent company of its investment over its portion of equity in the consolidated entities at the respective dates on which the investment in such entities was made is recognised in the financial statements as goodwill/capital reserve. The parent company's portion of equity in such entities is determined on the basis of book values of assets and liabilities as per the financial statements of the entities as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant transactions.

   Newly acquired entities have been consolidated from the respective dates of their acquisition.

   The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the parent company for its separate financial statements.

4. **Fixed assets**

   Fixed assets are stated at cost (gross block) less accumulated depreciation. Capital works-in-progress includes advances.

   In case of revalued fixed assets, the incremental value on revaluation is carried under revaluation reserve and an amount equivalent to the depreciation on incremental value is withdrawn from the revaluation reserve to compensate additional depreciation on incremental amount.

5. **Depreciation/Amortisation**

   a] Depreciation on fixed assets is provided on straight line method over useful life estimated by the management or on the basis of depreciation rates prescribed under respective domestic laws.

   b] Goodwill arising on acquisition of subsidiaries/business is amortised on straight-line basis over the estimated period of benefit, not exceeding twenty years.

   c] Cost of trade marks and product licenses are amortised over five years.

   d] Premium paid on perpetual leasehold land is charged to revenue on termination/renewal of lease agreements.

6. **Investments**

   a] Current investments are stated at lower of cost and fair value.

   b] Long term investments are stated at cost. Diminution in value of such investments (other than temporary decline) is provided for separately.

   c] Profit/Loss on sale of investments is computed with reference to their average cost.

7. **Valuation of Inventories**

   Inventories are valued as under:

   Stores & spares, raw materials and packaging materials - at weighted average cost or using first in first out method

   Finished goods - at lower of cost and net realisable value

   Work-in-process - cost upto estimated stage of process

8. **Expenditure on regulatory approvals**

   Expenditure incurred for obtaining regulatory approvals and registration of products for overseas markets and product acquisition is charged to revenue.

9. **Deferred employees compensation**

   The accounting value of stock options representing the excess of the market price over the exercise price of the shares granted under "Employees Stock Option Scheme" of the Company is amortised on straight-line basis over the vesting period as "Deferred employees compensation" and the unamortised portion of the cost is shown under Reserve and Surplus in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

10. Revenue recognition

a] Revenue from sale of goods is recognised when the significant risks and rewards in respect of ownership of the goods are transferred to the customer and is stated inclusive of excise duty, net of trade discount, sales return and sales tax where ever applicable.

b] Dividend is recognised as and when the right to receive the income is established.

c] Royalty, technical know-how and licencing income is recognised as revenue when earned, in accordance with the terms of the relevant agreements.

11. Export benefits/incentive

a] Export entitlements under the Duty Entitlement Pass Book ("DEPB") scheme are recognised in the profit and loss account when the right to receive credit as per the terms of the scheme is established in respect of the exports made.

b] Entitlements / obligation on account of Advance Licences for import of raw materials are accounted for on purchase of raw materials and / or export sales.

12. Research and development

Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred.

Capital expenditure is included in the respective heads under fixed assets.

13. Foreign exchange translations

a] Investments in foreign entities are recorded at the exchange rates prevailing on the date of making the investments.

b] Transactions in foreign currencies are recorded at the rates prevailing on the date of the transaction. Monetary items denominated in foreign currency are restated at the rate prevailing on balance sheet date.

Exchange gains / losses on settlement and on conversion of monetary items denominated in foreign currency are dealt with in the profit and loss account, except for loans denominated in foreign currencies utilised for acquisition of fixed assets where exchange gain/losses are adjusted to the cost of such assets.

c] Income and expenditure items at representative offices are translated at the monthly average exchange rate of their respective foreign currencies. Monetary items at representative offices at the balance sheet date are translated using the year-end rates. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

d] Indian Rupee is the reporting currency for the Ranbaxy Group. However, the local currencies of overseas subsidiaries and joint venture are different from the reporting currency of the Ranbaxy Group. The translation of local currencies into Indian Rupee is performed for assets and liabilities (excluding share capital, opening reserves and surplus and fixed assets), using the exchange rate as at the balance sheet date, for revenues, costs and expenses using weighted average exchange rate during the reporting period. Share capital and opening reserves and surplus and fixed assets are carried at historical cost. Resultant currency translation exchange gain/loss is adjusted in general reserve under reserves and surplus.

e] Premium / discount on forward exchange contracts is recognised as income or expenditure over the period of the contracts.

14. Retirement benefits

a] Contributions to specific schemes are charged to the profit and loss account of the year.

b] Provisions for future liabilities in respect of gratuity, pension and leave encashment benefits are made on the basis of actuarial valuation made by an independent actuary as at the balance sheet date.

15. Earnings per share

Basic earning per share are calculated by dividing the net profit or loss for the year attributable to equity shareholders by weighted average number of equity shares outstanding during the year.

For calculating diluted earnings per share, the net profit or loss for the year attributable to equity shareholders and the weighted average number of options outstanding during the year are adjusted for the effects of all dilutive potential shares.

16. Taxes on income

Provision for tax for the year comprises estimated current income-tax determined to be payable in respect of taxable income and deferred tax being the tax effect of timing differences representing the difference between taxable and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

The charge for current tax is calculated in accordance with the relevant domestic tax regulations.

17. Contingent liabilities

Depending on facts of each case and after due evaluation of relevant legal aspects, claims against the Company not acknowledged as debts are provided or disclosed as contingent liabilities. In respect of statutory matters, contingent liabilities are provided or disclosed only for those demand(s) that are contested by the Company.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. **Share capital**

a] Share capital includes:

(i) 146,849,494 (Previous year 146,849,494) Equity shares allotted as fully paid bonus shares by capitalisation out of share premium and reserves.

(ii) 3,281,154 (Previous year 3,281,154) Equity shares allotted as fully paid up pursuant to contract without payment being received in cash.

b] Outstanding stock options for equity shares of the parent company under the "Employees Stock Option Scheme" :

Date of grant	**Exercise price Rs.**		**2003 Numbers**		2002 Numbers	
January 12, 2001*	673.00	(420.34)	**160,507**	**(256,811)**	187,047	(299,275)
December 3, 2001*	595.00	(371.88)	**282,201**	**(451,522)**	304,181	(486,690)
April 1, 2002*	745.00	(465.63)	**404,843**	**(647,749)**	447,585	(716,136)
February 7,2003	567.00	–	**894,275**	–	–	–
August 18,2003	701.00	–	**2,000**	–	–	–
			1,743,826	**(1,356,082)**	938,813	(1,502,101)

* The adjusted outstanding options and their adjusted exercise price in accordance with the Employees Stock Options Scheme of the Company consequent to issue of bonus shares on October 11, 2002, are given in the parenthesis.

c] Allotment of 18,497 equity shares (Previous year 18,497) of Rs. 10 each, on payment of Rs. 125 per share (including Rs. 115 on account of share premium) and 18,497 equity shares (Previous year 18,497) of Rs. 10 each on payment of Rs. 175 per share (including Rs. 165 on account of share premium), [in respect of 12% Fully convertible debentures of Rs. 300 each (1993 Series) in terms of the letter of offer dated September 20, 1993 already converted], has been kept in abeyance under provisions of section 206-A of the Companies Act, 1956.

2. **Secured loans:**

Loans under different categories are secured against certain assets, property, equipment and other immovable property, inventories and receivable of the parent company or concerned subsidiary.

		Rs. Millions	
		2003	2002
3.	**Loan due within one year**	**4,914.44**	825.24
4.	**General reserve includes translation reserve**	**(20.26)**	365.21
5.	**Fixed assets**		
	Land includes:		
	a] cost of leasehold land Rs. 199.41 million (Previous year Rs. 298.21 million).		
	b] cost of freehold land Rs. 49.25 million (Previous year Rs. 187.08 million) pending registration in the name of the Company.		
6.	**Investments**		
	Quoted		
	Aggregate book value (Net of provision)	**1.07**	203.23
	Market value	**2.64**	105.61
	Unquoted		
	Aggregate book value (Net of provision)	**167.01**	166.98
7.	**Exchange gain on outstanding forward exchange rate contracts to be recognised in the subsequent year**	**182.83**	96.46
8.	**Deposit accounts with banks include pledged with Government Authorities and others**	**8.54**	4.46

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

	2003	2002
	Rs. Millions	
9. Remuneration to directors of parent company*		
Salaries and allowances	**33.00**	29.16
Contribution to provident and other funds	**4.16**	3.54
Directors' fee	**0.95**	0.48
Commission	**57.04**	50.65
Perquisites **	**10.28**	11.01
	105.43	94.84

* Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis) and amortisation of deferred employees compensation on grant of stock options under "Employees Stock Option Scheme" of the Company.

Excludes Rs. 6.72 million (previous year Rs. 3.62 million) paid as gratuity to a director upon his retirement by the gratuity trust set up by the company.

** Where the monetary value of the benefits is not ascertainable, they have been determined based on the provision of Income-tax Act, 1961.

	2003	2002
	Rs. Millions	
10. Contingent liabilities		
Claims not acknowledged as debts	**948.73**	244.06
Direct and indirect taxes	**25.12**	59.74
Guarantees to banks/others on account of joint ventures	**4.81**	400.00
Bills purchased/discounted under letters of credit	**4.01**	81.53
11. Capital commitments (Net of advances)	**474.69**	61.19

12. Leases

Particulars in respect of assets taken on lease required to be disclosed under accounting standard on "Leases" issued by Institute of Chartered Accountants of India.

	2003	2002
a] Minimum lease payments outstanding	**11.31**	7.40
b] Present value of minimum lease payments	**9.74**	6.80

c] Amounts due

	Minimum lease payments Rs. Millions		Present value of minimum lease payments Rs. Millions	
	2003	2002	**2003**	2002
(i) not later than one year	**6.94**	3.05	**5.90**	2.90
(ii) later than one year but not later than five years	**4.37**	4.35	**3.84**	3.90

13. Related party disclosures

Related party disclosures as required under accounting standard on "Related Party Disclosures" issued by the Institute of Chartered Accountants of India are given below:

a] **Relationship:**

(i) **Joint Ventures and Associates**

Thembalami Pharmaceuticals (PTY) Ltd. #

Vorin Laboratories Ltd. *

\# No transactions during the year

* Ceased to be an associate during the year

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

(ii)	**Key management personnel**	**Entities over which significant influence is exercised**
	Mr. D. S. Brar	Madhubani Investment (P) Ltd. Suraj Hotel (P) Ltd. Green Vally Land & Development (P) Ltd. Suraj Overseas (P) Ltd.
	Dr. Brian W. Tempest	–
	Mr. V. K. Kaul	ANR Securities (P) Ltd.
	Dr. Rashmi Barbhaiya	–
	Mr. Ram S. Ramasundar	–

b] **The following transactions were carried out with related parties in the ordinary course of business.**

		Rs. Millions	
		2003	2002
(i)	**Joint Ventures and Associates.**		
	Purchase of materials/finished goods	**115.73**	348.22
	Sale of finished goods	–	65.71
	Services rendered/other receipts	–	0.90
	Services rendered/other payments	**0.04**	–
	Loans/Advances given	–	632.80
	Interest received	**2.82**	16.83
	Guarantee commission received	–	0.69
	Balance at the end of the year :		
	Other receivables	**0.86**	4.41
	Payables	–	97.31
	Guarantees provided	–	400.00
(ii)	**Key management personnel and their relatives**		
	Remuneration to key management personnel	**124.83**	99.18
	Interest paid on fixed deposits	–	*
	Rent paid	**3.00**	4.41
	Security deposits :		
	Received	**0.19**	–
	Balance at the end of the year :		
	Security deposits :		
	Received	**0.95**	–

* Rs. 3,770 rounded off to nil.

14. Segment information

Business segments

For management purposes, the Group reviews the performance on the basis of business units identified as Pharmaceuticals and Other businesses, which are reportable segments.

Pharmaceuticals segment comprise of manufacture and trading of formulations, Active Pharmaceuticals Ingredients and Intermediate (API), Generics, Drug discovery and Consumer Health Care products.

Other businesses comprise of manufacture of Laboratory chemicals, manufacture and trading of Animal Health care products and chartering of aircrafts.

Geographic Segments

The Group's business is organized into four key geographic segments. Revenues are attributable to individual geographic segments based upon the location of the customer.

Other Information

All segment revenue, expenses, assets and liabilities are directly attributable to the segments and disclosed accordingly.

Segment revenue, segment expenses and segment results include transfers between business segments. Inter-segment transfers are accounted for at selling price to the transferring segment. Such transfers are eliminated on consolidation.

The accounting policies consistently used in the preparation of the financial statements are also applied to revenues

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Segment information disclosures as required under accounting standard on "Segment Reporting" issued by Institute of Chartered Accountants of India.

a] Primary segment information

Rs. Millions

	Pharmaceuticals		Others		Segment Total		Elimination		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
REVENUE										
External revenue	**47,043.66**	37,309.07	**1,188.60**	1,105.85	**48,232.26**	38,414.92	**–**	–	**48,232.26**	38,414.92
Inter segment revenue	**82.45**	51.93	**25.60**	19.00	**–**	–	**(108.05)**	(70.93)	**–**	–
Total revenue	**47,126.11**	**37,361.00**	**1,214.20**	**1,124.85**	**48,340.31**	**38,485.85**	**(108.05)**	**(70.93)**	**48,232.26**	**38,414.92**
RESULTS										
Total segment results	**9,711.37**	**7,573.81**	**149.57**	**72.76**	**9,860.94**	**7,646.57**	**–**	**–**	**9,860.94**	**7,646.57**
Interest expense									**(251.89)**	(386.74)
Interest income									**248.84**	84.41
Extraordinary items									**350.99**	875.98
Unallocated corporate income net of expenses									**(61.85)**	114.04
Income taxes									**(2,538.13)**	(1,856.65)
Profit after tax									**7,608.90**	**6,477.61**
OTHER INFORMATION										
Segment assets	37,307.72	29,463.70	**882.13**	**689.04**	**38,189.85**	**30,152.74**	**–**	**–**	**38,189.85**	**30,152.74**
Unallocated assets									**4,260.03**	3,117.30
Total assets									**42,449.88**	**33,270.04**
Segment liabilities	**12,541.81**	10,176.55	**160.32**	129.68	**12,702.13**	10,306.23	**–**	–	**12,702.13**	10,306.23
Unallocated liabilities									**8,166.20**	5,145.36
Total liabilities									**20,868.33**	15,451.59
Capital Expenditure	**1,848.38**	1,901.24	**53.02**	22.22	**1,901.40**	1,923.46	**–**	–	**1,901.40**	1,923.46
Depreciation / Amortisation	**1,176.52**	938.97	**14.13**	12.07	**1,190.65**	951.04	**–**	–	**1,190.65**	951.04
Non cash expenses other than depreciation/ amortization	**68.20**	441.54	**7.09**	4.12	**75.29**	445.66	**–**	–	**75.29**	445.66
Unallocated non cash expenses									**284.97**	–
									360.26	445.66

b] Secondary segment information - Geographical

Rs. Millions

		India		Europe		North America		Asia Pacific	
		2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
(i)	Segment revenue	**12,556.55**	9,715.89	**7,795.40**	3,845.21	**19,370.96**	14,403.81	**4,680.89**	3,881.10
(ii)	Segment assets	**28,036.68**	20,234.84	**–**	–	**6,364.33**	6,534.66	**–**	–
(iii)	Capital expenditure	**1,243.96**	1,316.68	**–**	–	**412.12**	448.14	**–**	–

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

15. Consolidated financial statements comprise the financial statements of the parent company and its subsidiaries listed below :

Subsidiary	**Country of incorporation**	**Effective group shareholding (%)**
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	India	100.00
Ranbaxy Drugs Limited	India	100.00
Ranbaxy Fine Chemicals Limited	India	100.00
Rexcel Pharmaceuticals Limited	India	100.00
Solus Pharmaceuticals Limited	India	100.00
Vidyut Investments Limited	India	100.00
Vidyut Travel Services Limited	India	100.00
Ranbaxy Do Brasil Ltda.	Brazil	100.00
Ranbaxy Egypt Limited	Egypt	100.00
Basics GmbH	Germany	100.00
Ranbaxy (Hong Kong) Limited	Hong Kong	100.00
Ranbaxy Ireland Limited	Ireland	100.00
Ranbaxy (Netherlands) B.V.	Netherlands	100.00
Ranbaxy N.A.N.V	Netherlands	100.00
Ranbaxy Pharmaceuticals BV	Netherlands	100.00
Ranbaxy Panama, S.A.	Panama	100.00
Ranbaxy Poland Sp. Zoo.	Poland	100.00
Ranbaxy (S.A.) Proprietary Limited	South Africa	100.00
Ranbaxy (UK) Limited	United Kingdom	100.00
Ranbaxy Europe Limited	United Kingdom	100.00
Ranbaxy Holdings (UK) Limited	United Kingdom	100.00
Ohm Laboratories Inc.	United States of America	100.00
Ranbaxy Pharmaceuticals Inc.	United States of America	100.00
Ranlab Inc.	United States of America	100.00
RanPharm Inc.	United States of America	100.00
Ranchem Inc.	United States of America	100.00
Ranbaxy Vietnam Company Limited	Vietnam	100.00
Ranbaxy France SAS	France	100.00
Ranbaxy, Inc.	United States of America	100.00
Ranbaxy USA, Inc.	United States of America	100.00
Unichem Distributors (Limited partnership),	Thailand	99.96
Gufic Pharma Limited	India	98.00
Unichem Pharmaceuticals Limited	Thailand	98.50
Bounty Holdings Company Limited	Thailand	99.30
Ranbaxy Nigeria Limited	Nigeria	84.89
Ranbaxy(Guangzhou China)	China	83.00
Ranbaxy PRP (Peru) S.A.C.	Peru	100.00
Ranbaxy Unichem Company Limited	Thailand	88.56
Ranbaxy Signature LLC	United States of America	67.50
Ranbaxy (Malaysia) Sdn. Bhd.	Malaysia	56.25
Ranbaxy Farmaceutica Ltda.	Brazil	70.00
Joint Venture		
Thembalami Pharmaceuticals (PTY) Ltd	South Africa	50.00

16. Previous year figures

Previous year figures have been regrouped / recast wherever considered necessary to make these comparable with those of the current year.

Signatories to schedules 1 to 26

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO *Chartered Accountants*	TEJENDRA KHANNA *Chairman*	D. S. BRAR *CEO & Managing Director*	DR. BRIAN W. TEMPEST *Joint Managing Director & CEO Designate*
VINOD CHANDIOK *Partner* Membership No. 10093	MALVINDER MOHAN SINGH *Whole-time Director*	HARPAL SINGH *Director*	VIVEK BHARAT RAM *Director*
Place : New Delhi	RAM S. RAMASUNDAR *Executive Vice President –*	S. K. PATAWARI	

FINANCIAL DETAILS OF THE SUBSIDIARY COMPANIES
FOR THE YEAR ENDED DECEMBER 31, 2003

		Rs. Millions									
	Exchange rates for conversion as on December 31, 2003	Capital	Reserves	Total assets	Total liabilities	Detail of Investments* (exempt in case of investment subsidiaries)	Turnover/ Services	Profit before taxation	Provision for taxation	Profit after taxation	Proposed dividend
Solus Pharmaceuticals Ltd.	–	30.01	(5.52)	30.56	6.07	–	30.34	(1.54)	0.22	(1.32)	–
Rexcel Pharmaceuticals Ltd.	–	10.00	31.92	75.13	33.21	–	126.84	8.58	3.32	5.26	–
Ranbaxy Fine Chemicals Ltd.	–	55.50	4.63	186.15	126.02	1.74	344.45	30.28	6.26	24.01	–
Vidyut Investments Ltd.	–	250.08	27.73	659.25	381.44	–	–	0.82	(0.09)	0.91	–
Vidyut Travel Services Ltd.	–	10.00	(3.20)	53.38	46.58	–	13.11	(0.57)	0.98	(1.55)	–
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	–	62.00	(1.17)	60.95	0.12	34.30	–	10.60	–	10.60	–
Ranbaxy Drugs Ltd.	–	31.00	(0.36)	33.68	3.04	31.00	–	(0.01)	–	(0.01)	–
Gufic Pharma Ltd.	–	0.50	0.05	1.27	0.72	–	–	0.27	0.02	0.25	–
Ranbaxy (Guangzhou China) Ltd., China	5.5100	359.53	(179.72)	429.11	249.30	–	510.65	(40.70)	–	(40.70)	–
Ranbaxy (Netherlands) B.V., (Consolidated) The Netherlands	45.6050	2,508.41	1,386.39	15,819.80	11,925.00	43.21	25,830.21	2,324.64	878.62	1,446.03	–
Ranbaxy Nigeria Ltd., Nigeria	0.3257	13.03	67.23	299.10	218.84	–	542.98	28.63	9.05	19.57	4.56
Ranbaxy (Hong Kong) Ltd., (Consolidated), Hong Kong	45.6050	14.04	(51.76)	3.15	40.87	–	8.18	(0.77)	–	(0.77)	–
Bounty Holdings Company Ltd., Thailand	1.1502	6.33	(6.17)	0.20	0.04	–	–	(6.01)	–	(6.01)	–
Ranbaxy Unichem Company Ltd., Thailand	1.1502	115.02	(19.09)	171.53	75.53	0.42	258.22	4.78	3.03	1.75	–
Unichem Pharmaceuticals Ltd., Thailand	1.1502	4.60	(4.62)	0.03	0.05	–	–	0.05	0.01	0.04	–
Ranbaxy Malaysia Sdn. Bhd., Malaysia	11.9997	96.00	81.47	346.95	169.48	–	500.03	57.27	15.49	41.78	13.51

FINANCIAL DETAILS OF THE SUBSIDIARY COMPANIES (Contd.)
FOR THE YEAR ENDED DECEMBER 31, 2003

***Detail of Investments**

Name of the subsidiary	Particulars	Nature of investments	Face value	Numbers	Amount Rs. Millions
Ranbaxy Fine Chemicals Ltd.	Ranbaxy Drugs and Chemicals Company (A public company with unlimited liabililty)	Equity Shares	Rs. 10	1,550,000	1.74
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liabililty)	Sidmak Laboratories (India) Ltd.	Equity Shares	Rs. 100	16,733	34.30
Ranbaxy Drugs Ltd.	Ranbaxy Drugs and Chemicals Company (A public company with unlimited liabililty)	Equity Shares	Rs. 10	3,100,000	31.00
Ranbaxy (Netherlands) B.V., (Consolidated) The Netherlands	Nihon Pharmaceuticals Industry Co. Ltd., Japan	Equity Shares	Yen 500	32,000	25.73
	Ranbaxy (Guangzhou China) Ltd., China	Capital Contribution			17.48
Ranbaxy Unichem Company Ltd., Thailand	Bounty Holdings Company Ltd., Thailand	Ordinary Shares			0.08
	Unichem Distributors Ltd., Partnership, Thailand	Capital Contribution			0.34

Note:

In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors of the subsidiary companies have not been attached with Annual Report of the Company. The Company will make available these document and the related details upon request by any investor of the Company and of its subsidiary. These documents will also be available for inspection by any investor at the Head Office of the Company at 25, Nehru Place, New Delhi – 110 019 and that of the subsidiary companies concerned.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Ranbaxy Laboratories Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Ranbaxy Laboratories Limited and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ranbaxy Laboratories Limited and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON

New Delhi, India
April 22, 2004

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(All amounts in Rupees Million, unless otherwise stated)

	As at December 31,	
	2003	2002
ASSETS		
Current assets		
Cash and cash equivalents	**6,680.34**	1,451.66
Restricted cash	**61.95**	41.87
Accounts receivable, net of allowances	**7,467.95**	7,973.10
Inventories	**9,573.45**	9,020.81
Deferred income taxes	**360.89**	473.87
Income taxes recoverable	**3,544.21**	1,885.90
Other current assets, net of allowances	**4,149.97**	2,143.15
Total current assets	**31,838.76**	22,990.36
Property, plant and equipment, net	**6,710.48**	5,117.66
Deferred income taxes	**145.23**	164.36
Investment securities	**166.75**	270.35
Intangible assets, net	**2,285.13**	2,489.98
Other assets	**334.23**	530.14
Total assets	**41,480.58**	31,562.85
LIABILITIES AND STOCKHOLDERS EQUITY		
Current liabilities		
Borrowings from banks and financial institutions	**2,894.53**	2,401.67
Current portion of long term debt	**2,025.53**	974.96
Accounts payable	**4,437.73**	3,301.03
Income taxes payable	**3,066.79**	1,829.62
Accrued expenses	**794.68**	1,255.09
Other current liabilities	**2,614.67**	1,467.25
Total Current Liabilities	**15,833.93**	11,229.62
Long-term debt, excluding current portion	**930.11**	590.86
Deferred revenues	**87.00**	31.18
Deferred income taxes	**644.68**	476.29
Other liabilities	**502.87**	479.72
Total Liabilities	**17,998.59**	12,807.67
Minority interest	**165.94**	186.97
Commitments and contingencies (See Note J, K and T)		
Stockholders equity		
Common stock, Rs 10.00 par value, 199,000,000 equity shares authorized, 185,543,625 equity shares (2002 - 185,452,098) issued and outstanding as at December 31, 2003	**1,855.44**	1,854.52
Additional paid in capital	**6,060.76**	5,945.99
Deferred stock-based compensation	**(112.99)**	(93.46)
Retained earnings	**15,207.58**	10,465.16
Accumulated other comprehensive income	**305.26**	396.00
Total stockholders equity	**23,316.05**	18,568.21
Total Liabilities and Stockholders equity	**41,480.58**	31,562.85

The accompanying notes are an integral part of these financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in Rupees Million, unless otherwise stated)

	As at December 31,	
	2003	2002
Revenues		
Product sales, net of allowances	45,254.49	37,075.72
Service income	711.44	807.32
Other revenues	3,411.79	2,142.13
	49,377.72	40,025.17
Cost of revenues (excluding depreciation and amortization)	20,462.51	17,817.96
Gross profit	28,915.21	22,207.21
Operating expenses		
Selling, general and administrative expenses	15,033.94	10,962.74
Research and development expenses	2,422.33	1,686.29
Depreciation and amortization	1,226.52	966.60
Total operating expenses	18,682.79	13,615.63
Operating income	10,232.42	8,591.58
Equity in loss of affiliate	3.22	-
Interest expense	251.93	388.48
Interest income	248.33	83.07
Other income	394.92	254.47
Income before income taxes and minority interest	10,620.52	8,540.64
Income taxes	2,729.29	1,806.88
Minority interest	9.84	8.03
Net income	7,881.39	6,725.73
Earnings per equity share		
Basic	42.49	36.27
Diluted	42.25	36.24
Weighted average number of equity shares used in computing earnings per equity share		
Basic	185,492,693	185,437,258
Shares representing employees stock options outstanding	1,030,453	148,889
Diluted	186,523,146	185,586,147

The accompanying notes are an integral part of these financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY AND COMPREHENSIVE INCOME

(All amounts in Rupees Million, unless otherwise stated)

	Common stock							
	No. of shares	Amount	Addional paid in capital	Deferred stock based compensation	Retained earnings	Comprehensive income	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance as at January 1, 2002	**185,432,969**	**1,854.32**	**5,872.52**	**(47.03)**	**5,491.36**		**371.06**	**13,542.23**
Receipt on exercise of stock options	19,129	0.20	7.50					7.70
Receipt of share application money pending allotment			0.30					0.30
Deferred stock-based compensation			65.67	(65.67)				-
Amortization of deferred stock based compensation				19.24				19.24
Cash dividend paid					(1,738.43)			(1,738.43)
Reversal of accumulated profits of an equity affiliates on becoming a subsidiary					(13.50)			(13.50)
Comprehensive income								
Net income					6,725.73	6,725.73		6,725.73
Translation adjustment						22.78	22.78	22.78
Realized gain reversed on sale of equity securities						(9.48)	(9.48)	(9.48)
Unrealized holding gain on marketable debt securities						1.32	1.32	1.32
Unrealized holding gain on marketable equity securities						10.32	10.32	10.32
						6,750.67		
Balance as at December 31, 2002	**185,452,098**	**1,854.52**	**5,945.99**	**(93.46)**	**10,465.16**		**396.00**	**18,568.21**
Receipt on exercise of stock options	91,527	0.92	38.24					39.16
Receipt of share application money pending allotment			19.58					19.58
Deferred stock-based compensation			56.95	(56.95)				–
Amortization of deferred stock based compensation				37.42				37.42
Cash dividend paid					(3,138.97)			(3,138.97)
Comprehensive income								
Net income					7,881.39	7,881.39		7,881.39
Translation adjustment						(89.42)	(89.42)	(89.42)
Unrealized holding loss on marketable debt securities						(1.32)	(1.32)	(1.32)
						7,790.65		
Balance as at December 31, 2003	**185,543,625**	**1,855.44**	**6,060.76**	**(112.99)**	**15,207.58**		**305.26**	**23,316.05**

The accompanying notes are an integral part of these financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in Rupees Million, unless otherwise stated)

	As at December 31,	
	2003	2002
Cash flows from operating activities		
Net income	**7,881.39**	6,725.73
Adjustments to reconcile net income to net cash and cash equivalents provided by/ (used in) operating activities		
Depreciation and amortization	**1,226.52**	966.60
Deferred tax expense	**285.17**	48.90
Allowance for doubtful receivables	**20.62**	574.38
Loss/ (gain) on disposal of property, plant and equipment	**15.09**	(25.26)
Gain on disposal of investment	**(172.65)**	(75.78)
Property, plant and equipment written off	**2.41**	74.57
Amortization of employees stock option plan expense	**37.42**	19.24
Minority interest	**9.84**	8.03
Changes in operating assets and liabilities		
Accounts receivable	**357.24**	(1,371.18)
Inventories	**(658.79)**	(2,195.53)
Prepaid expenses and other current assets	**(3,803.27)**	(1,146.54)
Other non-current assets	**214.93**	91.05
Accounts payable	**1,356.21**	(413.13)
Other current liabilities	**1,836.02**	1,470.27
Other non-current liabilities	**(7.88)**	206.98
Net cash provided by operating activities	**8,600.27**	4,958.33
Cash flows from investing activities		
Expenditure on property, plant and equipment	**(2,580.49)**	(1,273.99)
Cash paid for acquisition of minority interest in subsidiaries	**(130.35)**	(114.05)
Proceeds from sale of property, plant and equipment	**34.29**	17.65
Proceeds from sale of investment	**296.48**	158.16
Purchase of intangibles	**(12.25)**	(369.27)
Purchase of investments	**–**	(52.35)
Restricted cash	**(21.92)**	(9.60)
Maturity of restricted cash balances	**2.98**	87.50
Net cash used in investing activities	**(2,411.26)**	(1,555.95)
Cash flows from financing activities		
Proceeds from/ (repayment of) borrowings from banks and financial institutions, net	**476.32**	(1,315.26)
Repayment of long term debt	**(157.53)**	(55.32)
Principal payments under capital lease obligations	**(3.82)**	(3.01)
Proceeds from issuance of term loans	**1,643.27**	111.80
Payment of dividend (including tax)	**(3,138.97)**	(1,738.43)
Receipt from employees on exercise of stock options	**58.74**	8.00
Receipt of share application money from minority stockholders	**–**	14.12
Payment of dividend to minority interest in subsidiaries	**(5.64)**	(4.23)
Net cash provided by financing activities	**(1,127.63)**	(2,982.33)
Net increase in cash and cash equivalents during the year	**5,061.38**	420.05
Effect of exchange rate changes on cash and cash equivalents	**167.30**	42.58
Cash and cash equivalents at the beginning of the year	**1,451.66**	989.03
Cash and cash equivalents at the end of the year	**6,680.34**	1,451.66

Supplemental disclosures		
Cash paid during the year for interest	**260.55**	397.48
Cash paid during the year for income taxes	**2,098.48**	1,789.38
Assets under capital leases capitalized during the year	**2.43**	4.57

The accompanying notes are an integral part of these financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(All amounts in Rupees Million, unless otherwise stated)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

1. **Organization and Nature of operations**

Ranbaxy Laboratories Limited ("RLL" or the "Company"), a public limited company, was incorporated on June 16, 1961 and presently, together with its subsidiaries (hereinafter collectively referred to as the "Group") operates as an integrated international pharmaceutical organization with businesses encompassing the entire value chain in the marketing, production and distribution of dosage forms and active pharmaceutical ingredients. The Group is also engaged in the business of diagnostics, animal healthcare products, laboratory reagents, fine chemicals and consumer healthcare products.

The Group presently has manufacturing facilities in seven countries, namely India, United States of America, Ireland, China, Malaysia, Nigeria and Vietnam. Their major markets include United States of America, India, Europe and Brazil. The United States of America remained the largest market due to buoyant sales of Cefuroxime Axetil tablets, as well as other major products, which include - Amoxy Clav, Isotretnoin, Cephalexin, Clindamycin and Minocycline. The research and development activities of the Group are principally carried out at its facilities in Gurgaon, near New Delhi, India.

The Company's shares are listed for trading on leading stock exchanges in India and its Global Depository Receipts (covering equity shares of RLL) are listed on the Luxembourg stock exchange.

2. **Principles of consolidation**

The consolidated financial statements include the financial statements of RLL and all its subsidiaries which are more than 50 percent owned and controlled. An entity in which RLL has directly or indirectly, through other subsidiary undertakings, a controlling interest is classified as a subsidiary.

The Group accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Group's equity in the income/loss of equity method affiliates is included in the statement of operations.

All material inter-company transactions and balances, between the entities included in the consolidated financial statements have been eliminated.

Details of the entities, which presently form part of the Group and are consolidated under RLL are as follows:

Name of entity	Country of incorporation	Shareholding
Ranbaxy Drugs and Chemicals Company	India	100.00%
Ranbaxy Drugs Ltd.	India	100.00%
Ranbaxy Fine Chemicals Ltd.	India	100.00%
Rexcel Pharmaceuticals Ltd.	India	100.00%
Solus Pharmaceuticals Ltd.	India	100.00%
Vidyut Investments Ltd.	India	100.00%
Vidyut Travel Services Ltd.	India	100.00%
Ranbaxy (Netherlands) B.V.	The Netherlands	100.00%
Ranbaxy N.A.N.V.	The Netherlands	100.00%
Ranbaxy (S.A.) (Proprietary) Ltd.	South Africa	100.00%
Ranbaxy Pharmaceuticals Inc. and subsidiaries	United States of America	100.00%
Ranbaxy Holdings (U.K.) Ltd.	United Kingdom	100.00%
Ranbaxy (U.K.) Ltd.	United Kingdom	100.00%
Ranbaxy Ireland Ltd.	Ireland	100.00%
Ranbaxy (Hong Kong) Ltd.	Hong Kong	100.00%
Ranbaxy Egypt (L.L.C.)	Egypt	100.00%
Ranbaxy Poland S.P. Z.o.o.	Poland	100.00%
Ranbaxy Pharmaceuticals BV	The Netherlands	100.00%
Ranbaxy Europe Ltd.	United Kingdom	100.00%
Basics GmbH	Germany	100.00%
Ranbaxy Do Brazil Ltda	Brazil	100.00%
Ranbaxy Panama, S.A.	Panama	100.00%
Ranbaxy Vietnam Company Ltd.	Vietnam	100.00%
Ranbaxy France SAS	France	100.00%
Rexcel Egypt (L.L.C.)	Egypt	100.00%
Ranbaxy-PRP (Peru) S.A.C.	Peru	100.00%
Unichem Distributors Ltd.	Thailand	99.96%
Bounty Holdings Co. Ltd.	Thailand	99.30%

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

Name of entity	Country of incorporation	Shareholding
Unichem Pharmaceuticals Ltd.	Thailand	98.50%
Gufic Pharma Limited	India	98.00%
Ranbaxy Unichem Company Ltd. (Formerly Ranbaxy (Thailand) Co. Ltd.)	Thailand	88.56%
Ranbaxy Nigeria Ltd.	Nigeria	84.89%
Ranbaxy (Guangzhou China) Ltd.	Republic of China	83.00%
Ranbaxy Farmaceutica Ltda (Formerly Ranbaxy S.P. Medicamentos Ltda)	Brazil	70.00%
Ranbaxy Malaysia Sdn. Bhd.	Malaysia	56.25%
Thembalami Pharmaceuticals (Pty.) Ltd.	South Africa	50.00%

3. Basis of presentation

The accompanying consolidated financial statements have been prepared under the historical cost convention on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), to reflect the financial position, results of operations and cash flows of the Group.

4. Use of estimates

In preparing the Group's financial statements in conformity with accounting principles generally accepted in the United States of America, the Group's management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period; actual results could differ from those estimates. The management's estimates for charge-backs, rebates, discounts and returns, future obligations under employee benefit plans, the useful life of tangible and intangible assets and the realization of deferred tax assets represent particularly sensitive estimates.

5. Exchange rate translation

The functional currency of the Company, including its consolidated domestic and foreign subsidiaries, has been determined in accordance with the primary economic environment in which the respective entities operate.

In respect of entities for which the functional currency is other than the Indian Rupee, the reporting currency of RLL, the assets and liabilities are translated into Indian Rupees at the appropriate year-end exchange rates. Income and expenses are translated using the monthly average exchange rates in effect during the year being reported. The resulting translation adjustments are reported as a component of accumulated other comprehensive income.

Transactions in foreign currency are translated into the functional currency of the respective Group Company at the average rates of exchange prevailing in the month of the transaction. Monetary assets and liabilities in foreign currency are translated into the functional currency of the respective Group Company at the rate of exchange prevailing at the balance sheet date. All foreign exchange gains and losses are recorded in other revenues in the accompanying consolidated financial statements. The foreign currency exchange gain/ (loss) included in the consolidated statements of income for the years ended December 31, 2003 and 2002 was Rs 1,382.17 million and Rs 74.68 million, respectively.

6. Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. Restricted cash represents deposits that have been pledged with banks and will mature within one year.

7. Inventories

Inventories consist of raw materials, work-in-process, finished goods, and packaging materials, and are stated at the lower of cost or market value. Cost is determined using the weighted average and first-in-first-out methods for raw materials, packaging materials and stores and spares and includes the purchase price and attributable direct costs, less trade discount. Cost in the case of work-in-process and finished goods comprises of direct labor, material costs and production overheads.

Allowance for potentially obsolete or slow moving inventory is made on the basis of the management's analysis of inventory levels, expiration dates and prevailing market conditions.

8. Property, plant and equipment

Property, plant and equipment including assets acquired under capital lease agreements are stated at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful life of the

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

respective assets. Assets under capital leases and leasehold improvements are amortized over the lower of their estimated useful lives or the term of the lease.

Advances paid for the acquisition of property, plant and equipment outstanding at the balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed as 'Capital work-in-progress'. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds; and was immaterial during the years ended December 31, 2003 and 2002. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

The Group has determined the estimated useful lives of assets for depreciation purposes as follows:

Leasehold land	Over the life of the lease
Buildings	30-50 years
Plant and machinery	5-15 years
Furniture and fixtures	5-10 years
Office equipment	3-10 years
Vehicles	5 years

Expenditures for maintenance and repairs, including planned major maintenance activities, are expensed as incurred. When assets are retired or otherwise disposed of, the cost of the asset and related accumulated depreciation are eliminated from the financial records. Any gain or loss on disposition is credited or charged to income.

9. Intangible Assets (see Note C)

Intangible assets consist of goodwill, acquired license agreements, brands, purchased trademarks, technical know-how and other intangibles identified on acquisition. Intangible assets are recorded at cost on the date of acquisition, with goodwill representing the excess of purchase cost over the fair value of the net tangible and other intangible assets acquired.

Pursuant to Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", the Group ceased amortizing goodwill effective January 1, 2002 and instead goodwill is tested for impairment, atleast annually. Other intangibles are amortized over the expected benefit period or the legal life, whichever is lower.

10. Revenue Recognition

Product sales

Revenue from sales of active pharmaceutical ingredients and formulation products is recognized when significant risks and rewards in respect of ownership of products are transferred to the customer, generally on shipment of products, and when the following criteria are met:

- Persuasive evidence of an arrangement exists;
- The price to the buyer is fixed and determinable; and
- Collectibility of the sales price is reasonably assured.

Allowance for certain chargebacks, discounts and rebate programs made available to customers pursuant to industry standards are estimated and recorded as a reduction from sale at the time of shipment. Allowances for sales returns are provided for based on estimates and for most jurisdictions have not been material. Accounts are charged to bad debt expense as they are deemed uncollectible based upon management's periodic review of the accounts.

Service income

License fees

Non-refundable upfront payments received are deferred and recognized in the consolidated statements of income on a straight-line basis over the estimated development period. Other milestone payments received are recognized in accordance with the terms prescribed in the license agreement and where the Group has no future obligations or continuing involvement pursuant to such milestone payment.

The Group receives payments under various development, manufacturing, supply and distribution agreements. Under the terms of these agreements, certain amounts may be received by the Group prior to the commercial launch of a product and fulfillment of the Group's obligations under such agreements. These amounts are recorded as deferred revenue and are amortized to revenue from the date of commercial launch through the term of the related agreement.

Royalty

Royalty income is based on sales made by third parties and is recognized on an accrual basis, in accordance with the terms of the respective agreements.

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

Other revenues

Other revenues include claim settlements, export incentives and net foreign exchange gains. Revenues under claim settlement agreements are recognized in accordance with the terms of the respective settlement agreements in the period in which the claim is received. Import incentives and foreign currency gains are recognized on an accrual basis, in accordance with the applicable terms.

11. Investment securities

Investment securities consist of available for sale equity securities and non- marketable equity securities and are accounted for by the cost method.

Available for sale securities are carried at fair value based on quoted market prices. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Decline in the fair value of any available for sale security below cost that is determined to be other than temporary is charged to the statement of income. Realized gains and losses from the sale of available for sale securities are determined on average cost method and are included in earnings.

Non-marketable equity securities are accounted for by the cost method and are stated at cost, less provision for any decline other than temporary decline in value.

Interest and dividend income is recognized when earned.

12. Shipping and handling costs

Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses. Expenses relating to inward receipt of materials are classified under cost of revenues.

13. Advertising costs

Costs associated with advertising are expensed as incurred; and amounted to Rs 2,240.17 million and Rs 1,633.91 million for the years ended December 31, 2003 and 2002 respectively.

14. Start-up costs

Costs of start-up activities including organization costs are expensed as incurred.

15. Income taxes

The Group Companies account for deferred income taxes under the full liability method, in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates as on the date of the financial statements. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of change. Based on management's judgment, the measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

16. Research and development costs

Research and development expenditures are expensed as incurred; and amounted to Rs 2,422.33 million and Rs 1,686.29 million for the years ended December 31, 2003 and 2002 respectively. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities and having alternative future uses, is capitalized as property, plant and equipment when acquired or constructed.

17. Valuation of long-lived assets

The Group follows the guidance of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." The Group Companies review long-lived assets and certain identifiable intangibles held and used for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value, or the fair value less the cost to sell.

18. Operating leases - lessee accounting

Lease rental expenses on operating leases are charged to expense over the lease term as they become payable. Certain operating lease agreements provide for scheduled rent increases over the lease term. Rental expense for these leases is recognized on a straight line basis over the lease term.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002
(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

19. Other comprehensive income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Group, comprehensive income consists of net earnings, changes in the cumulative foreign currency translation adjustments and unrealized holding gains and losses on available for sale securities. The Company reports comprehensive income in the consolidated statements of stockholders' equity.

20. Earnings per share

In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per share", basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period.

21. Stock-based compensation

The Company uses the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", to account for its employee stock based compensation plan. The Company has therefore adopted pro forma disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-based Compensation Transition and Disclosure, an amendment of SFAS No. 123" ("SFAS No. 148"). Accordingly, compensation expense is recognized over the vesting period of the options based on the difference, if any, between the market value of the stock of the Company on the date of grant of the stock option and the amount to be paid by the employee for exercising the option. As permitted by SFAS No. 123, the Company has elected to continue to employ the intrinsic value based method of accounting and has followed the disclosure requirements of SFAS No. 148.

22. Derivative financial instruments

The Company enters into forward foreign exchange contracts where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable. These contracts do not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately.

As at December 31, 2003 and 2002 the Company recognized a mark-to-market gain on non-effective hedges of Rs 678 million and Rs 142 million respectively, which has been included in "other revenues" in the statement of income and "other current assets" in the balance sheet.

23. Dividend

Dividends on common stock are recorded as a reduction of equity when approved by the stockholders.

23. Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

24. Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), applicable for fiscal period beginning after December 15, 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This Statement amends SFAS No. 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying and the characteristics of a derivative that contains financing components. The management is currently evaluating the effect, if any, that implementation of

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", applicable for fiscal period beginning after December 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Group adopted the provisions of this statement, which do not have an impact on the consolidated financial position or results of operations.

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements", for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Management has evaluated its contractual arrangements with certain entities which might fall within the purview of the above guidance and does not believe that any of these entities qualify as VIEs as defined by FIN 46.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus opinion on EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables", which requires that revenue arrangements with multiple deliverables be accounted for based on a determination of whether the multiple deliverables qualify to be accounted for as separate units of accounting. The EITF consensus is effective prospectively for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Group adopted the provisions of this statement, which do not have a material impact on the consolidated financial position or results of operations.

NOTE B - BUSINESS COMBINATIONS

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), which requires that the purchase method of accounting be used for all business combinations consummated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

Acquisition of shares in Ranbaxy Malaysia Sdn. Bhd, Malaysia.

On September 3, 2002, Ranbaxy Netherlands B.V. ("RNBV") acquired 28.25 percent equity stake in Ranbaxy Malaysia Sdn. Bhd. ("RMSB"), a company incorporated in Malaysia and engaged in manufacturing and marketing products for oral use comprising liquid formulations, tablets, capsules and granules for suspension. The management has considered the net asset value of RSMB as its fair value on the date of acquisition. This acquisition was accounted for by the purchase method and the resultant negative goodwill amounting to Rs 6.82 million, being the excess of the proportionate fair value of Rs 18.51 million over the corresponding purchase price of Rs 11.69 million, was allocated as a pro-rata reduction to the cost basis of buildings on consolidation.

Acquisition of minority interest in Ranbaxy Farmaceutica Ltda., Brazil

During 2003, RNBV acquired an additional 15 percent stake in Ranbaxy Farmaceutica Ltda. (formerly Ranbaxy S.P. Medicamentos Ltda.) ("RFL"), a company incorporated in Brazil, from the stockholders of record on that date, resulting in a total holding of 70 percent in RFL. The management has considered the net asset value of RFL as its fair value on the date of acquisition. This acquisition was accounted for as a purchase and goodwill amounting to Rs 77.58 million was recorded upon acquisition, as the excess of the purchase price of Rs 92.70 million over the aggregate of the proportionate fair value of the net assets acquired.

NOTE C - GOODWILL AND INTANGIBLE ASSETS

On January 1, 2002, the Group adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets. As required by SFAS No. 142, the Group companies identified their reporting units and assigned assets

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(All amounts in Rupees Million, unless otherwise stated)

NOTE C *(continued)*

compared the fair value of the reporting unit to its carrying value including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss. Subsequent to the adoption of SFAS No. 142, the Group does not amortize goodwill but instead tests goodwill for impairment at least annually. The carrying value of the goodwill and net other intangible assets on the date of adoption was Rs 785.60 million and Rs 1,351.65 million respectively.

Acquired and amortized intangible assets comprise:

	Expected benefit period (in years)	2003	2002
Trademarks, brands and licenses	5 - 10	**1,755.10**	1,777.00
Non-compete	10	**271.40**	271.40
Technical know-how	5	**96.92**	80.30
Goodwill	–	**1,258.02**	1,156.68
		3,381.44	3,285.38
Less: Accumulated amortization		**(1,096.31)**	(795.40)
		2,285.13	2,489.98

The aggregate amortization expense for the years ended December 31, 2003 and 2002 was Rs 313.74 million and Rs 126.78 million respectively. The amortization expense for the year ended December 31, 2003 included an impairment loss of Rs 55 million in respect of goodwill relating to a subsidiary in China.

During the year 2003 the Company revised the estimated useful life for certain intangible assets, which management believes better reflects the expected benefit period of the underlying intangible assets. Accordingly, had the Company continued to follow the earlier rates for providing amortization, the net profit for the year would be higher by Rs 132.01 million.

Amortization expense for intangibles subject to amortization is expected to approximate Rs 269.15 million in 2004, Rs 164.43 million in 2005, Rs 162.68 million in 2006, Rs 161.00 million in 2007 and Rs 159.94 million in 2008.

NOTE D - CASH AND CASH EQUIVALENTS

As of December 31, 2003 and 2002, cash and cash equivalents consisted of the following:

	2003	2002
Cash and cheques in hand	**84.79**	74.27
Remittances in transit	**75.95**	324.07
Balances with banks and financial institutions		
Time deposits	**6,111.68**	0.46
Foreign currency bank balances	**27.19**	18.19
Other balances	**380.73**	1,034.67
	6,680.34	1,451.66

NOTE E - ACCOUNTS RECEIVABLE

The accounts receivable as of December 31, 2003 and 2002 are stated net of allowance for doubtful accounts, sales returns and chargebacks. The Group Companies maintain an allowance for doubtful accounts on all accounts receivable, based on present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not secured.

The activity in the allowance for doubtful accounts receivable is given below:

	2003	2002
Balance at the beginning of the year	**873.97**	589.70
Allowance for doubtful debts for the year	**18.48**	572.19
Accounts receivable written off during the year	**(485.75)**	(287.92)
Balance of at the end of the year	**406.70**	873.97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(All amounts in Rupees Million, unless otherwise stated)

NOTE F - INVENTORIES

As of December 31, 2003 and 2002, inventories consisted of the following:

	2003	2002
Finished goods	3,203.08	4,792.55
Work in process	280.69	924.43
Raw materials	5,533.95	2,796.40
Packing materials	555.73	507.43
	9,573.45	9,020.81

NOTE G - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise of the following :

	2003	2002
Freehold land	192.13	217.31
Leasehold land	181.78	179.90
Buildings	2,139.83	1,811.79
Plant and machinery	7,894.08	7,120.31
Furniture and fixtures	356.75	304.05
Office equipment	1,647.95	1,218.01
Vehicles	260.80	219.22
Capital work-in-progress	1,007.04	189.84
	13,680.36	11,260.43
Less : Accumulated depreciation	(6,969.88)	(6,142.77)
	6,710.48	5,117.66

Capital lease assets comprise of the following :

	2003	2002
Plant and machinery	0.89	0.94
Office equipment	8.99	9.37
Vehicles	17.32	14.84
	27.20	25.15
Less : Accumulated depreciation	(12.81)	(6.62)
	14.39	18.53

Depreciation expense for assets acquired under capital lease for the year ended December 31, 2003 and 2002 was Rs 6.99 million and Rs 4.35 million, respectively.

NOTE H - INVESTMENT SECURITIES

	As of December 31, 2003				As of December 31, 2002			
	Carrying value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value	Carrying value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Equity securities	14.52	–	(13.45)	1.07	216.68	–	(113.31)	103.37
Non-marketable equity securities	162.06	–	(0.50)	161.56	163.40	–	(0.50)	162.90
Readily marketable debt securities	4.12	–	–	4.12	5.90	–	(1.82)	4.08
	180.70	–	(13.95)	166.75	385.98	–	(115.63)	270.35

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(All amounts in Rupees Million, unless otherwise stated)

NOTE H *(continued)*

Dividends from securities available for sale, during the years ended December 31, 2003 and 2002 were Rs 20.02 million and Rs 1.34 million respectively and are included in other income. Proceeds from sale of securities available for sale were Rs 296.48 million and Rs 154.44 million during the years ended December 31, 2003 and 2002 respectively.

NOTE I - OTHER ASSETS

Other assets comprise of the following :

	2003	2002
Prepaid expenses	**313.97**	224.68
Loans and advances, net	**1,197.97**	247.76
Trade advances	**98.53**	182.00
Balances with statutory authorities	**1,208.08**	1,392.26
Deposits	**1,015.65**	566.75
Others, net	**650.00**	59.84
	4,484.20	2,673.29
Less : Current assets	**(4,149.97)**	(2,143.15)
	334.23	530.14

NOTE J - BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

The Group Companies have availed working capital and short term loans from banks and financial institutions, expiring at various dates through December 31, 2004, providing an aggregate borrowing capability of Rs 9,310.44 million, primarily to finance their working capital requirements. The interest rates for these facilities are primarily based on the London Inter-bank Offer Rate ("LIBOR") or the Euro Inter-bank Offer Rate ("EURIBOR") with local currency borrowings being based on country-specific benchmark rates. Accordingly, interest rates ranged from 3 percent to 23 percent, with the majority averaging approximately 3 percent. Details of the borrowings from banks are given below :

	2003	2002
Overdraft facilities	**1,039.72**	763.75
Short term loans	**1,854.81**	1,637.92
	2,894.53	2,401.67

Majority of these facilities are secured by some of the underlying assets of the borrowing subsidiary and contain financial covenants and restrictions on indebtedness. These borrowings are further supported by the following :

	2003	2002
Corporate guarantee issued by RLL	**106.83**	197.75
Corporate guarantee issued by RNBV and Letter of comfort from RLL	**431.77**	654.73
Letter of comfort/ Letter of awareness from RLL	**1,774.22**	1,198.10
Charge over assets of the subsidiary and Letter of comfort from RLL	**581.71**	351.09
	2,894.53	2,401.67

NOTE K - LONG TERM DEBT

Long-term debt comprise of the following :

	2003	2002
Term loan from banks and financial institutions	**1,890.93**	1,132.94
Unsecured loans	**991.79**	390.47
Others	**61.61**	27.18
Capital lease obligations	**11.31**	15.23
	2,955.64	1,565.82
Less : Current portion of long term debt	**(2,025.53)**	(974.96)
	[illegible]	[illegible]

(All amounts in Rupees Million, unless otherwise stated)

NOTE K *(continued)*

Long-term debts other than unsecured loans are secured by a charge over the property, plant and equipment and current assets of the borrowing Group Company and contain financial covenants and restrictions on indebtedness.

An interest rate profile of long-term debt is given below :

	2003	2002
Term loan from banks and financial institutions	**2.12 - 3.12 percent**	3.07 percent
Unsecured loans	**2.07 - 9.00 percent**	3.56 - 9.00 percent
Others	**6.00 - 8.50 percent**	4.00 - 7.00 percent

The maturity profile of long-term debt outstanding, other than capital lease obligations (refer note T), is given below :

Year ending December 31,	
2004	2,019.91
2005	712.92
2006	178.98
2007	11.32
2008	21.20
	2,944.33

NOTE L - STOCKHOLDERS' EQUITY

a) Common Stock

The Company presently has only one class of common stock. For all matters submitted to vote in the shareholders meeting, every holder of common stock, as reflected in the records of the Company on the date of the stockholders' meeting have one vote in respect of each share held.

On October 11, 2002 the Company issued Bonus shares in the ratio of "three for five" to stockholders of record on October 4, 2002. All references in the consolidated financial statements to number of shares and per share amounts of the Company's equity shares have been retroactively restated to reflect the increased number of equity shares outstanding as a result of the bonus issue.

b) Dividends

Indian statutes mandate that the dividends shall be declared out of the distributable profits only after the transfer of up to 10% of net income computed in accordance with regulations to a general reserve. Should the Company declare and pay dividends, such dividends are required to be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. During the years ended December 31, 2003 and 2002, the Company distributed dividends of Rs 2,782.48 million and Rs 1,738.43 million, at the rate of 150 percent of common stock in both years.

During the year Ranbaxy Malaysia Sdn. Bhd. and Ranbaxy Nigeria Limited distributed dividends to stockholders, other than RNBV and RLL, of Rs 5.11 million (Rs 3.09 million during 2002) at the rate of 12 percent of common stock and Rs 0.53 million (Rs 1.14 million during 2002) at the rate of 33 percent of common stock, respectively.

NOTE M - EMPLOYEE STOCK INCENTIVE PLAN

RLL has an Employees Stock Option Scheme (the "Scheme"), which provides for grant of stock options in RLL to eligible management employees of RLL and its subsidiaries.

The Scheme is administered by the Management Committee of the Board ("the Committee"). The criteria for granting options are essentially on the basis of performance and the managerial grade of the employee. Some options can be distributed, at the discretion of the Committee, to select employees on the basis of significance of contribution during the year, potential of the employee and criticality of the position held. The Scheme does not presently permit grant of options to any employee to exceed 25,000 in a year. The Scheme further provides that the exercise price of options is to be determined at the average of the daily closing prices of equity shares of RLL at the National Stock Exchange of India, during a period of twenty-six weeks preceding the date of grant of options. The options are to vest in a graded manner over a period of 5 years from the date of grant with 20 percent of the options vesting at the end of each year. Options not exercised upon the expiry of 10 years from the date of the grant lapse.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(All amounts in Rupees Million, unless otherwise stated)

NOTE M *(continued)*

grant date, the Scheme is considered as a fixed grant. The compensation cost recorded for the years ended December 31, 2003 and 2002 was Rs 37.42 million and Rs 19.24 million respectively. Stock option activity under the Scheme is as follows :

	Year ended December 31, 2003			
	Stock options (numbers)	**Range of exercise prices (Rs)**	**Weighted-average exercise price (Rs)**	**Weighted-average remaining contractual life (years)**
Outstanding, beginning of the year	**938,813**	**595 - 745**	**682.05**	**8.89**
Granted during the year	**932,950**	**567 - 701**	**567.29**	**9.10**
Forfeited during the year	**(68,138)**	**567 - 745**	**628.69**	–
Exercised during the year	**(57,446)**	**567 - 745**	**682.55**	–
Lapsed during the year	**(2,353)**	**595 - 745**	**708.11**	–
Outstanding, end of the year	**1,743,826**	**567 - 745**	**622.77**	**8.47**
Exercisable at the end of the year	**279,569**	**567 - 745**	**622.77**	–

	Year ended December 31, 2002			
	Stock options (numbers)	**Range of exercise prices (Rs)**	**Weighted-average exercise price (Rs)**	**Weighted-average remaining contractual life (years)**
Outstanding, beginning of the year	540,285	595 - 745	625.80	9.58
Granted during the year	470,450	745	745.00	9.26
Forfeited during the year	(59,447)	595 - 673	672.18	–
Exercised during the year	(12,084)	595 - 673	638.09	–
Lapsed during the year	(391)	595	595	–
Outstanding, end of the year	938,813	595 - 745	682.05	8.89
Exercisable at the end of the year	109,208	595 - 745	682.05	–

Pursuant to the issue of bonus shares on October 11, 2002, the employees to whom options were granted until October 4, 2002 are entitled for additional shares on exercise of options in the ratio of "three for five".

The Company uses the intrinsic value based method of APB No. 25 to account for its employee stock based compensation plan. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123 as amended by SFAS No. 148.

Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below :

	2003	2002
Net income		
As reported	**7,881.39**	6,725.73
Less : Stock-based employee compensation expense determined under fair value based method, net of tax effects	**77.70**	47.25
Adjusted pro forma	**7,803.69**	6,678.48
Earnings per share : Basic		
As reported	**42.49**	36.27
Adjusted pro forma	**42.07**	36.01
Earnings per share : Diluted		
As reported	**42.25**	36.24
Adjusted pro forma	**41.84**	35.99

(All amounts in Rupees Million, unless otherwise stated)

NOTE M *(continued)*

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions :

	2003	2002
Dividend yield	**2.68 percent**	2.30 percent
Expected life	**10 years**	10 years
Risk free interest rate	**5 percent**	6 percent
Volatility	**33.83 percent**	38 percent

The Black-Scholes option-pricing model was developed for estimating fair value of traded options that have no vesting restrictions and are fully transferable. Since options pricing models require use of subjective assumptions, changes therein can materially affect fair value of the options. The options pricing models do not necessarily provide a reliable measure of fair value of the options.

NOTE N- RELATED PARTY TRANSACTIONS

The Group has entered into transactions with the following related parties :

a) The relationship with Vorin Laboratories Ltd. ("Vorin"), a step down subsidiary, ceased to be that of parent and subsidiary on December 6, 2002 and consequently Vorin became an associate, with the Company holding 49 percent equity stake. Subsequently, on approval of a scheme of amalgamation of Vorin with Matrix Laboratories Ltd. ("Matrix") with retroactive effect from the appointed date i.e. April 1, 2002, by the appropriate High Courts, the shareholding of the Group in Matrix post merger declined below 20 percent. During 2003, the Group has disposed off its shareholding in Vorin and therefore the financial statements of Vorin have not been consolidated. Transactions with Vorin until the date of disposal of shares have been disclosed below.

b) Transactions with equity partners of the Group Companies, which include H.B. Farma Laboratorios (a company incorporated in Brazil and holds a 2 percent equity stake in Ranbaxy Farmaceutica Ltda.), for the purchase of active pharmaceutical ingredients, formulations and services.

The following is a summary of material related party transactions during the year :

Purchases from	**2003**	2002
Equity partners of Group Companies	–	2.92
Associate	**115.73**	348.22
Sales to		
Associate	–	64.33
Services rendered/ other receipts		
Associate	–	0.90
Interest received from		
Associate	–	5.26
Other income from		
Equity partners of Group	–	0.53
Associate	**2.82**	0.69
Other expenses paid to		
Equity partners of Group	–	0.38
Associate	**0.04**	–

Related party balances at year-end comprise of the following :

Amounts due from	**2003**	2002
Equity partners of Group Companies	**1.66**	2.71
Associate	–	4.41
	1.66	7.12
Amounts due to		
Equity partners of Group Companies	–	10.31
Associate	**0.86**	97.31
	0.86	107.62

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(All amounts in Rupees Million, unless otherwise stated)

NOTE O - INCOME TAXES

The provision for income taxes comprises of the following :

	2003	2002
Income before income taxes		
Domestic	**8,245.05**	6,365.26
Foreign	**2,375.47**	2,175.38
	10,620.52	8,540.64
Current income tax expense		
Domestic taxes	**1,380.93**	774.12
Foreign taxes	**1,063.19**	983.86
Deferred income tax expense / (benefit)		
Domestic taxes	**443.28**	115.14
Foreign taxes	**(158.11)**	(66.24)
Total	**2,729.29**	1,806.88

The tax effect of significant temporary differences that resulted in deferred income tax assets and liabilities and a description of the items that create those differences are given below :

Deferred income tax assets- Current	**2003**	2002
Accounts receivable, net of allowances	**217.54**	287.02
Provisions for inventory obsolescence and other write-downs	**43.50**	13.28
Deferred revenue expenditure charged off completely	**2.35**	1.40
Capital lease obligations	**0.56**	0.74
Other current assets	**–**	104.63
Current liabilities	**96.94**	66.80
	360.89	473.87
Deferred income tax assets- Non current		
Intangibles	**52.17**	65.67
Capital lease obligations	**0.80**	1.80
Net operating loss	**162.48**	73.09
Other non current assets	**1.00**	0.01
Investments	**2.82**	23.79
Valuation allowance	**(74.04)**	–
	145.23	164.36
Deferred income tax liabilities - Non current		
Intangible assets	**–**	(69.33)
Property, plant and equipment	**(644.68)**	(406.96)
	(644.68)	(476.29)
Net deferred income tax (liability)/asset	**(138.56)**	161.94

The enacted tax rate in India is 35.875 percent but the effective tax rate for the Group is 25.70 percent. The reduction in the effective tax rate is mainly on account of export earnings being exempt from tax in India, earnings derived from units set up in backward areas within India for which the Company is eligible for tax concessions under the local laws and the incremental deductions available under Indian tax laws for research and development activities.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

A valuation allowance has been established against the deferred income tax asset on account of the tax effect of the operating losses carry forward of Ranbaxy Ireland Limited and Ranbaxy (Guangzhou China) Limited.

(All amounts in Rupees Million, unless otherwise stated)

NOTE O *(continued)*

Net operating losses of Rs 733.54 million and Rs 251.05 million for December 31, 2003 and 2002 are eligible to be carried forward beyond five years. The applicable local tax laws allow the net operating losses to be carried forward as long as the respective entity continues its business.

Deferred income taxes on undistributed earnings of the Group's overseas operations have not been recognized as such earnings are considered to be indefinitely reinvested. The aggregate undistributed earnings considered to be indefinitely reinvested are approximately Rs 2,723.88 million and Rs 1,327.38 million as of December 31, 2003 and 2002 respectively.

NOTE P - EMPLOYEE BENEFIT PLAN

a) Gratuity

In accordance with applicable Indian laws, the Company and its Indian subsidiaries provide for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees. The Gratuity Plan provides for a lump sum payment to vested employees on retirement, death, incapacitation or termination of employment of amounts that are based on salary and tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation and contributed to the Gratuity Fund Trust ("the Trust"). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise central and state government bonds and debt instruments of government-owned corporations.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Group's consolidated financial statements :

	2003	2002
Change in the benefit obligations		
Projected Benefit Obligations ("PBO") at the beginning of the year	140.14	114.10
Service cost	16.86	12.26
Interest cost	11.21	10.27
Actuarial (gain)/loss	39.16	16.25
Benefits paid	(19.59)	(12.74)
PBO at the end of the year	187.78	140.14
Change in plan assets		
Fair value of plan assets at the beginning of the year	159.02	144.05
• Actual return on plan assets	17.50	15.47
Employer contributions	44.96	12.24
Benefits paid	(19.59)	(12.74)
Plan assets at the end of the year	201.89	159.02

Net gratuity cost for the years ended December 31, 2003 and 2002 included the following components :

	2003	2002
Service cost	16.86	12.26
Interest cost	11.21	10.27
Expected return on assets	(17.50)	(15.47)
Actuarial loss	39.16	16.24
Net gratuity cost	49.73	23.30

The actuarial assumptions used in accounting for the Gratuity Plan were as follows :

	2003	2002
Discount rate	8%	9%
Rate of increase in compensation levels		
Management employees	5%	5%
Other employees	4.5%	5%
Rate of return on plan assets	8%	10%

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(All amounts in Rupees Million, unless otherwise stated)

NOTE P *(continued)*

In respect of certain other employees of the Company, the gratuity benefit is provided through annual contributions to a fund managed by The Life Insurance Corporation of India ("LIC"). Under this scheme, the settlement obligation remains with the Company, although LIC administers the fund and determines the annual contribution premium required to be paid by the Company. In respect of the Indian subsidiaries, gratuity benefit is provided on the basis of actuarial valuation, performed by an independent actuary at the balance sheet date. Expenses incurred in respect of these employees approximated Rs 2.95 million and Rs 1.79 million for the years ended December 31, 2003 and 2002 respectively.

b) Superannuation benefit

Apart from being covered under the Gratuity Plan described earlier, certain employees of the Company and its Indian subsidiaries participate in a superannuation benefit; a defined contribution plan administered by the LIC. The Company and its Indian subsidiaries make annual contributions based on a specified percentage of salary of each covered employee. The Company and its Indian subsidiaries do not have any further obligation to the superannuation plan beyond making such contributions. Upon retirement or separation after completion of service of 5 years, an employee becomes entitled for pension, as determined by the LIC, which is paid directly to the concerned employee. The Company and its Indian subsidiaries contributed approximately Rs 41.08 million and Rs 30.44 million to the superannuation plan during the years ended December 31, 2003 and 2002 respectively.

c) Pension plans

RPI participates in a savings plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all eligible employees. The plan allows for employees to defer up to 15% of their annual earnings (within limitations, as adjusted by Section 415(b)(1)(A) of the Code) on a pre-tax basis through voluntary contributions to the plan.

The plan provides that RPI can make optional contributions in an amount up to the maximum allowable by Section 404 of the Code. Employees are 25% vested with regard to the employer's contribution following one year of service and fully vested after three years of service. For the years ended December 31, 2003 and 2002, the contributions to the plan were Rs 15.64 million and Rs 13.36 million, respectively.

RPI failed to remit salary deferral contributions and loan repayments to MetLife during the period commencing February 2000 through 2002 in a timely manner. RPI, acting on behalf of the Plan's trustees, has corrected this breach and is now seeking a Department of Labor ("DOL") no action letter in accordance with the terms of the DOL's Voluntary Fiduciary Compliance ("VFC") Program. Management does not expect there to be any significant costs associated with this procedure.

RLL and one of its Indian subsidiaries also have a retirement pension scheme, which is linked to superannuation benefits described above. This pension scheme is applicable for all management employees who retire after completion of service of 10 years or are separated after completion of service of 20 years, based on salary and tenure of employment. Such pension amount is reduced by the amount payable by LIC under the superannuation plan and is payable as additional pension. The liability for such additional pension is determined and provided on the basis of actuarial valuation.

The following table sets out the status of the pension plan and the amounts recognized in the Group's consolidated financial statements :

	2003	2002
Change in the benefit obligations		
Projected Benefit Obligations ("PBO") at the beginning of the year	**245.05**	164.21
Service cost	**22.52**	11.16
Interest cost	**19.86**	10.36
Actuarial (gain)/loss	**141.15**	66.32
Benefits paid	**(8.56)**	(7.00)
PBO at the end of the year	**420.02**	245.05

Net pension cost for the years ended December 31, 2003 and 2002 included the following components :

	2003	2002
Service cost	**22.52**	11.16
Interest cost	**19.86**	10.36
Actuarial loss	**137.90**	57.46
Net pension cost	**180.28**	78.98

(All amounts in Rupees Million, unless otherwise stated)

NOTE P *(continued)*

The actuarial assumptions used in accounting for the Pension Plan were as follows :

	2003	2002
Discount rate	8%	9%
Rate of increase in compensation levels	5%	5%

RLL and its Indian subsidiaries contributed approximately Rs 180.55 million and Rs 78.14 million to the pension scheme during the years ended December 31, 2003 and 2002 respectively.

d) Deferred compensation plan

RPI maintains a nonqualified, deferred compensation plan for certain executive employees. Each participating employee may elect to defer up to 100% of their compensation. The employees' contributions to the Plan are invested in certain funds based on each employee's investment election and the fair market value of those funds are recorded as a long-term asset with a corresponding liability representing future benefits payable to the employees.

e) Vacation pay plan

RLL and its Indian subsidiaries permit encashment of privilege leave accumulated by their employees on retirement, separation and during the course of service. The liability for encashment of privilege leave is determined and provided on the basis of actuarial valuation performed by an independent actuary at balance sheet date.

The following table sets out the status of the Vacation pay plan of RLL and the corresponding amounts recognized in the Group's consolidated financial statements :

	2003	2002
Change in the benefit obligations		
Projected Benefit Obligations ("PBO") at the beginning of the year	66.89	50.18
Service cost	11.58	8.90
Interest cost	5.35	4.52
Actuarial (gain)/loss	27.12	13.12
Benefits paid	(16.95)	(9.83)
PBO at the end of the year	93.99	66.89

Net vacation pay cost for the years ended December 31, 2003 and 2002 included the following components:

	2003	2002
Service cost	11.58	8.90
Interest cost	5.35	4.52
Actuarial loss	27.12	13.12
Net vacation pay cost	44.05	26.54

The actuarial assumptions used in accounting for the Vacation pay plan were as follows:

	2003	2002
Discount rate	8%	9%
Rate of increase in compensation levels		
Management employees	5%	5%
Other employees	4.5%	5%

RLL and its Indian subsidiaries provided approximately Rs 46.63 million and Rs 27.57 million towards the liability for encashment of privilege leave for the years ended December 31, 2003 and 2002 respectively.

f) Other benefit plans

RLL and certain Group Companies also have defined contribution plans, which are largely governed by local statutory laws of the respective countries and cover the eligible employees of the subsidiary. These schemes are funded both by the members and by monthly company contributions, primarily based on a specified percentage of the employee's salary. The total contribution to these schemes during the years ended December 31, 2003 and 2002 are Rs 139.78 million and Rs 121.26 million, respectively.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(All amounts in Rupees Million, unless otherwise stated)

NOTE Q - SEGMENT REPORTING

SFAS No. 131 "Disclosures About Segments of an enterprise and Related Information", sets out the standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographical areas and major customers.

Operations of the Company predominately relate to manufacture of pharmaceuticals (dosage forms, active pharmaceutical ingredient and drug intermediates), trading in pharmaceutical products, drug discovery research and novel drug delivery systems research, collectively referred to as "Pharmaceuticals" business. The Company is also engaged in operations relating to charter of aircraft, manufacture of laboratory chemicals and manufacture of pharmaceutical products for animal health care and diagnostics, collectively referred to as "Other" business. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by the above-mentioned segments.

Revenue and expenditure in relation to segments is categorized based on items that are individually identifiable to that segment.

Geographic segments are based on location of the customer of the Company.

Information by reportable business segments for the year 2003 :

Particulars	Pharmaceuticals	Others	Total
Revenues	48,227.20	1,258.57	49,485.77
Less: Inter-segment revenue	(82.45)	(25.60)	(108.05)
Net revenues	48,144.75	1,232.97	49,377.72
Operating expenses			
Cost of revenues	19,817.89	752.67	20,570.56
Selling, general and administrative	14,390.82	344.18	14,735.00
Depreciation and amortization	1,210.20	16.32	1,226.52
Research and development	2,422.33	–	2,422.33
	37,841.24	1,113.17	38,954.41
Less: Inter-segment expenses	(25.60)	(83.38)	(108.98)
Net operating expenses	37,815.64	1,029.79	38,845.43
Net income before unallocated items	10,329.11	203.18	10,532.29
Reconciliation to net income			
Unallocated corporate expenses			(299.87)
Financial expenses, net			(3.60)
Other income, net			394.92
Income taxes			(2,729.29)
Equity in loss of affiliate			(3.22)
Minority interest			(9.84)
Net income as per Consolidated Statement of Income			7,881.39

Information relating to assets	Pharmaceuticals	Others	Total
Total assets	36,390.98	880.74	37,271.72
Less : Inter-segment assets			
Accounts receivable, net of allowances	–	(4.48)	(4.48)
Other current assets, net of allowances	(595.76)	(1.98)	(597.74)
Other non-current assets	–	–	–
	(595.76)	(6.46)	(602.22)
Net assets employed	35,795.22	874.28	36,669.50
Unallocated corporate assets			4,811.08
Total assets			41,480.58

(All amounts in Rupees Million, unless otherwise stated)

NOTE Q *(continued)*

Information by reportable business segments for the year 2002 :

Particulars	Pharmaceuticals	Others	Total
Revenues	38,918.11	1,177.93	40,096.04
Less: Inter-segment revenue	(51.24)	(19.63)	(70.87)
Net revenues	38,866.87	1,158.30	40,025.17
Operating expenses			
Cost of revenues	17,125.61	761.67	17,887.28
Selling, general and administrative	10,579.05	348.31	10,927.36
Depreciation and amortization	951.87	14.73	966.60
Research and development	1,686.29	–	1,686.29
	30,342.82	1,124.71	31,467.53
Less: Inter-segment expenses	(15.45)	(54.60)	(70.05)
Net operating expenses	30,327.37	1,070.11	31,397.48
Net income before unallocated items	8,539.50	88.19	8,627.69
Reconciliation to net income			
Unallocated corporate expenses			(36.11)
Financial expenses			(305.41)
Other income, net			254.47
Income taxes			(1,806.88)
Minority interest			(8.03)
Net income as per Consolidated Statement of Income			6,725.73
Information relating to assets	**Pharmaceuticals**	**Others**	**Total**
Total assets	27,794.12	763.23	28,557.35
Less : Inter-segment assets			
Accounts receivable, net of allowances	(4.93)	(5.37)	(10.30)
Other current assets, net of allowances	(456.84)	(1.48)	(458.32)
Other non-current assets	(11.72)	–	(11.72)
	(473.49)	(6.85)	(480.34)
Net assets employed	27,320.63	756.38	28,077.01
Unallocated corporate assets			3,485.84
Total assets			31,562.85

Information by reportable geographic segments :

	Revenue		Property plant and equipment	
	2003	2002	**2003**	2002
India	**13,984.29**	9,715.89	**4,991.70**	3,850.54
Europe	**7,770.80**	3,845.21	**311.14**	262.00
Asia Pacific	**4,656.77**	3,881.10	**167.61**	190.00
North America	**19,366.84**	14,403.81	**1,153.74**	764.52
Rest of the world	**3,599.02**	8,179.16	**86.29**	50.60
	49,377.72	40,025.17	**6,710.48**	5,117.66

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(All amounts in Rupees Million, unless otherwise stated)

NOTE R - STRATEGIC AGREEMENT TERMINATION

In January 2002, RLL and RPI received settlement payments approximating Rs 734.26 million relating to the termination of certain strategic alliance agreements with a third party and recorded the same as "other revenues". Under the terms of this agreement, RPI purchased certain equipment, patents, trademarks and other intellectual property from the third party. The cost of the assets purchased approximated Rs 2.43 million, together with a Rs 2.43 million transition fee charged by the third party, was offset against the settlement proceeds paid to RPI.

NOTE S - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash equivalents, accounts receivables, other receivables, investment securities and deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. The Company's cash equivalents and time deposits are invested with banks. The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of the business.

RLL and RPI accounted for approximately 43 percent and 39 percent (48 percent and 36 percent for 2002) of the Group's consolidated revenues in the fiscal 2003. At December 31, 2003 and 2002, two customers of RPI accounted for approximately 35 percent and 12 percent of its gross accounts receivable. During 2003 and 2002, there were two customers, each of whom individually accounted for approximately 10 percent of its net sales. For the years ended December 31, 2003 and 2002, the net sales of 10 products represented approximately 20 percent and 28 percent of the total net sales of the Group.

The carrying amounts of cash and cash equivalents, accounts receivables, other receivables, accrued liabilities, and accounts payable approximate fair value, because of the short-term maturities of these financial instruments. The carrying amounts of capital lease obligations, long-term debt and time deposits approximate their fair values as these carry interest rates which reflect market rate for borrowings with similar terms and maturities currently available to the Company. The fair value of the long-term deposits cannot be estimated as the maturity of these deposits is not presently known.

The Company enters into certain forward foreign exchange contracts where counter party is generally a bank. The Company does not consider the risk of non-performance by the counterparty to be significant. The aggregate contracted principal of the Company's derivative financial instruments outstanding as at December 31, 2003 and 2002 are Rs 31,115.84 million and Rs 8,051.28 million, respectively. The forward foreign exchange contracts mature between one and fifteen months.

NOTE T - COMMITMENTS AND CONTINGENCIES

Leases

The future capital lease obligations are as follows :

Year ending December 31,	
2004	5.62
2005	4.90
2006	2.63
2007	0.16
	13.31
Less : Interest	2.00
	11.31

The obligations of the Group have been included in other current liabilities/ other liabilities, depending on the period in which the principal portion is payable.

RLL and the Group companies lease office premises and residential facilities under both cancelable and non-cancelable operating leases. Rent expense for the years ended December 31, 2003 and 2002 are approximately Rs 188.15 million and Rs 153.31 million, respectively.

(All amounts in Rupees Million, unless otherwise stated)

NOTE T *(continued)*

The minimum rental commitments under the non-cancelable operating leases are approximately as follows :

Year ending December 31,	
2004	95.39
2005	92.04
2006	73.91
2007	46.50
2008 and thereafter	32.39
	340.23

Other Contingencies

RLL and some Group Companies are involved in certain claims, tax assessments and litigation arising in the ordinary course of business, primarily related to alleged patent infringement for products that the Group currently manufactures, sells or distributes or intends to manufacture, sell or distribute. In certain claims and litigation, the Group Companies are named as a Co-defendant, along with others, including RLL. Further, certain of the company's products have a higher regulatory risk profile, and accordingly the company has increased its product liability coverage. The company evaluates the requirements for establishing provisions for such claims, assessments and litigation pursuant to SFAF No. 5. Management believes that these matters, taken individually or in the aggregate, will not have material adverse impact on the Group's financial position or results of operations. A summary of the contingencies existing as at December 31, 2003 and 2002 is as follows :

	2003	2002
Claims against the Company not acknowledged as debts	**948.73**	244.06
Guarantees to banks	**4.81**	400.00
Bills purchased/discounted under letters of credit	**4.01**	81.53
Demand for taxes pending disposal of appeal(s)	**25.12**	59.74
	982.67	785.33

Ranbaxy (U.K.) Limited, together with six other non related companies, is party to a claim brought against them by the Secretary of Health and others relating to pricing of certain products. Management at this time does not consider it necessary to make a provision in these financial statements in respect of this claim.

Capital purchase commitments of the Group as at December 31, 2003 and 2002 are Rs 474.69 million and Rs 61.19 million respectively.

Strategic Agreements

The Group, in the ordinary course of business, has and may enter into strategic research, manufacturing, distribution and selling agreements. These agreements may call for certain financial commitments either pre- or post-commercial launch of a product. Certain commitments are fixed in amount and certain are dependent on future sales volumes.

NOTE U - SUBSEQUENT EVENTS

On January 5, 2004, the Company acquired RPG (Aventis) S.A., a French company engaged in the business of manufacturing generic pharmaceuticals, together with its wholly owned subsidiary, OPIH SARL. The major therapeutic areas of the acquired company include Cardiovasculars, Anti-infectives, Gastrointestinals, Rheumatoid/ Non-steroidal, Anti-inflammatory Drugs, Neurology and Analgesics. The transaction will be accounted for as a business combination under SFAF No. 141 in the subsequent year upon finalization of purchase price allocation. During the year ended December 31, 2003, the acquired company earned revenues of Rs 2,989.23 million.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

RECONCILIATION BETWEEN THE FINANCIAL STATEMENTS UNDER INDIAN GAAP AND US GAAP

Material differences between the financial statements under the Indian GAAP and U.S. GAAP are primarily attributable to the requirements of U.S. GAAP for accounting of depreciation of property, plant and equipment, amortization of goodwill & intangibles and forward foreign exchange contracts which are summarized below :

Description	Indian GAAP	U.S. GAAP
Depreciation of property, plant and equipment	At rates prescribed under respective domestic laws and regulations	Based on estimated useful life of assets
Goodwill and intangibles	To be amortized over estimated useful life	Such assets with indeterminate lives subjected to test of impairment at each balance sheet date
Forward foreign exchange contracts	Premiums earned/paid accounted in income statement over the term of contracts	Contracts that are not effective hedges are recorded at year end at their fair value and resultant gain/loss recognized in the results of operations

A reconciliation of net income as per Indian GAAP and US GAAP is set out below :

	Rs Million	
	2003	2002
Net income as per U.S. GAAP	**7,881**	6,726
Additional depreciation on property, plant and equipment	**128**	145
Non-amortization of goodwill	**(122)**	(183)
Forward foreign exchange contracts at fair value at year end	**(418)**	(72)
Deferred taxes	**186**	(48)
Others	**(61)**	(98)
Net income as per Indian GAAP	**7,594**	6,470

NOTES

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Ranbaxy Laboratories Limited
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RANBAXY
LABORATORIES LIMITED

19, Nehru Place, New Delhi - 110019 (India)
Phone : (91-11) 26452666-72 Fax : (91-11) 26465748
Website : www.ranbaxy.com

Notice

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar-160055, Distt. Ropar (Punjab)

NOTICE is hereby given that the **43rd Annual General Meeting** of Ranbaxy Laboratories Limited will be held on **Friday, June 25, 2004,** at **11.00 A.M.** at Auditorium of The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, S.A.S. Nagar (Mohali)- 160 062, (Punjab) to transact the following business :

1. To receive, consider and adopt the Profit and Loss Account for the year ended December 31, 2003 and the Balance Sheet as at that date and the Reports of the Directors and the Auditors thereon.
2. To declare dividend on Equity Shares.
3. To appoint a Director in place of Mr. Tejendra Khanna who retires by rotation and being eligible offers himself for re-appointment.
4. To appoint a Director in place of Mr. Vivek Bharat Ram who retires by rotation and being eligible offers himself for re-appointment.
5. To appoint a Director in place of Mr. Vivek Mehra who retires by rotation and being eligible offers himself for re-appointment.
6. To appoint Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration. M/s Walker, Chandiok & Co, retiring Auditors are eligible for re-appointment.

SPECIAL BUSINESS

7. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution** :

   "RESOLVED that Mr. V.K. Kaul be and is hereby appointed a Director of the Company."

8. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution** :

   "RESOLVED that Mr. Gurcharan Das be and is hereby appointed a Director of the Company."

9. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution** :

   "RESOLVED that Mr. Malvinder Mohan Singh be and is hereby appointed a Director of the Company."

10. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution** :

    "RESOLVED THAT pursuant to Sections 198, 269, 309 and all other applicable provisions if any, of the Companies Act, 1956 (Act) read with Schedule XIII to the said Act, the Company hereby accords its approval for the appointment of Mr. Malvinder Mohan Singh as President-Pharmaceuticals and Whole-time Director of the Company effective January 1, 2004 with such designation as the Board may decide from time to time for a period of five years and for payment of remuneration and on terms mentioned below :

    A. Salary : not exceeding Rs.60 lacs per annum with the authority granted to the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors) to determine the salary and grant increases from time to time within the aforesaid limit.

    B. Commission : not exceeding 0.50% of net profit in an accounting year as may be decided by the Board from time to time.

    C. Allowances & Perquisites : In addition to salary and commission, he will be entitled to allowances, perquisites, benefits, facilities and amenities (collectively "allowances & perquisites") such as furnished residential accommodation or house rent allowance in lieu thereof, maintenance of such accommodation, gas, electricity & power, water, furnishings, utility allowance, medical reimbursement, foreign travel, leave travel assistance/allowance, membership fees for clubs, hospitalisation and accident insurance, security at residence and any other "allowances & perquisites" as per the policy/rules of the Company in force and/or as may be approved by the Board from time to time provided that aggregate value of such allowances & perquisites shall not exceed Rs.160 lacs per annum. "Allowances & perquisites" to be valued as per the Income-tax rules, wherever applicable and at actual cost to the Company in other cases.

       In addition to the above, he will also be entitled to the following benefits as per policy/rules of the Company in force or as may be approved by the Board from time to time :

       (i) Company maintained car(s) with driver(s); (ii) Telephone(s) and fax at residence; (iii) Company's contribution to Provident Fund and Superannuation Fund; (iv) Payment of gratuity and other retiral benefits; (v) Encashment of leave and (vi) Long service award.

       The Board is authorized to fix actual remuneration and revise it from time to time within the aforesaid ceilings.

    D. The total remuneration including allowances & perquisites shall not exceed the limits specified in Schedule XIII to the Companies Act, 1956.

    E. Subject to superintendence, control and direction of the Chief Executive Officer and Managing Director, he shall perform such duties and functions as would be commensurate with his position as the President-Pharmaceuticals and Whole-time Director of the Company and as may be delegated to him from time to time.

    F. The Company or he shall be entitled to terminate this appointment by giving twelve months notice in writing or such shorter notice as may be mutually agreed between him and the Company.

       Or

       In lieu of notice, payment by the Company or by him to the Company, equivalent to twelve months last drawn "remuneration" subject to commission included in such remuneration being restricted to 50% of the commission paid in respect of the immediately preceding accounting year."

"RESOLVED FURTHER that the Board of Directors be and is hereby authorised to take such steps as the Board may consider necessary or expedient to give effect to this Resolution."

11. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution** :

"RESOLVED THAT pursuant to Sections 198, 269, 309 and all other applicable provisions if any, of the Companies Act, 1956 (Act) read with Schedule XIII to the said Act, the Company hereby accords its approval for the appointment of Dr. Brian W. Tempest as Joint Managing Director and CEO Designate for the period from January 1, 2004 to July 4, 2004 and as Chief Executive Officer and Managing Director for the period from July 5, 2004 to December 31, 2007 and for payment of remuneration effective January 1, 2004 and on terms mentioned below :

A. Salary : not exceeding Rs.90 lacs per annum with the authority granted to the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors) to determine the salary and grant increases from time to time within the aforesaid limit.

B. Commission : not exceeding 0.50% of net profit in an accounting year as may be decided by the Board from time to time.

C. Allowances & Perquisites : In addition to salary and commission, he will be entitled to allowances, perquisites, benefits, facilities and amenities (collectively "allowances & perquisites") such as furnished residential accommodation or house rent allowance in lieu thereof, maintenance of such accommodation, gas, electricity & power, water, furnishings, utility allowance, medical reimbursement, foreign travel, leave travel assistance/allowance, membership fees of clubs, reimbursement of cost of education for one son, life disability, health & medical insurance for self and family members, return trips to UK for self and family members, hospitalisation and accident insurance, security at residence, and any other "allowances & perquisites" as per policy/rules of the Company in force and/or as may be approved by the Board from time to time provided that aggregate value of such "allowances & perquisites" shall not exceed Rs.300 lacs per annum. "Allowances & perquisites" to be valued as per the Income-tax rules, wherever applicable and at actual cost to the Company in other cases.

In addition to the above, he will also be entitled to the following benefits as per policy/rules of the Company in force or as may be approved by the Board from time to time :

(i) Company maintained car(s) with driver(s); (ii) Telephone(s) and fax at residence; (iii) Company's contribution to Provident Fund and Superannuation Fund; (iv) Payment of gratuity and other retiral benefits; (v) Encashment of leave and (vi) Long Service award.

The Board is authorised to fix actual remuneration and revise it from time to time within the aforesaid ceilings.

D. The total remuneration including allowances & perquisites shall not exceed the limits specified in Schedule XIII to the Companies Act, 1956.

E. Subject to superintendence, control and direction of the Board, he shall perform such duties and functions as would be commensurate with his position as Joint Managing Director and CEO Designate/Chief Executive Officer and Managing Director of the Company and as may be delegated to him by the Board from time to time.

F. The Company or he shall be entitled to terminate this appointment by giving twelve months notice in writing or such shorter notice as may be mutually agreed between him and the Company.

Or

In lieu of notice, payment by the Company or by him to the Company, equivalent to twelve months last drawn "remuneration" subject to commission included in such remuneration being restricted to 50% of the commission paid in respect of the immediately preceding accounting year."

"RESOLVED FURTHER that the Board of Directors be and is hereby authorised to take such steps as the Board may consider necessary or expedient to give effect to this Resolution."

12. To consider and if thought fit, to pass with or without modification(s) the following resolution as a **Special Resolution** :

"RESOLVED that subject to requisite approvals, if any, the Directors of the Company (other than the Managing and Whole-time Directors) may be paid remuneration, by way of commission annually for each of the five financial years of the Company commencing from January 1, 2004 as may be determined by the Board of Directors or a Committee thereof from time to time not exceeding 1 (one) percent of the net profit of the Company in aggregate for all the non-executive Directors in a financial year as provided under Section 309(4) of the Companies Act, 1956 or any amendment or modification thereof and computed in the manner referred to in Section 198(1) of the Companies Act, 1956 or any amendment or modification thereof and further that such payment in the above manner to be in addition to the fees for attending meetings of the Board and Committee(s) thereof which each such Director may be entitled to receive under the Articles of Association of the Company."

"Resolved further that the Board of Directors be and is hereby authorised to take such steps as the Board may consider necessary or expedient to give effect to this Resolution".

By Order of the Board

Place : New Delhi
Dated : May 14, 2004

S.K. PATAWARI
Company Secretary

INFORMATION AS PER SECTION 217(2A) OF THE COMPANIES ACT, 1956 READ WITH THE COMPANIES (PARTICULARS OF EMPLOYEES) RULES, 1975 AND FORMING PART OF THE REPORT OF THE DIRECTORS FOR THE YEAR ENDED DECEMBER 31, 2003

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
A. EMPLOYED THROUGHOUT THE YEAR									
1	AGRAWAL, S.C.	Director-Taxation	52	3,950,990	B.COM., LL.B., C.A.	29	02/05/91	DCM Shriram Consolidated Ltd. / Manager-Taxation	1991
2	AHLUWALIA, LALIT	Vice President-Business Finance	52	4,652,412	B.COM., C.A.	27	09/04/01	The Gillette India Ltd. / Director - Projects	1992
3	ARORA, V.K.	Director-PDR	49	3,287,929	M.PHARM, DIP IN BM	24	05/08/94	Cadila Laboratories Ltd. / Dy.General Manager (Form.& Devp.)	1992
4	BARBHAIYA, RASHMI H. (Dr.)	President-Research & Development	51	22,368,565	M.Sc., Ph.D. (Clinical Pharmacology)	22	15/04/02	Bristol - Myers Squibb / Vice President	1981
5	BATRA, ALOK *	Country Manager	34	4,390,401	M.COMPUTER ENGG.	11	16/08/94	Company Comicon Kiev / Deputy Director	1992
6	BHARDWAJ, S.K.	Director-Special Projects	57	3,263,324	M.Sc.	30	01/10/97	Pfizer Ltd. / Marketing Manager	1993
7	BINDRA, PUSHPINDER	Senior Vice President - Global Manufacturing	55	9,462,818	B.Sc.(ENGG.), M.B.A.	32	15/06/81	Richardson Hindustan Ltd. / Production Executive (Pkg)	1979
8	BRAR, D.S.	CEO & Managing Director	51	40,520,351	B.E.(ELECT.), M.B.A.	28	14/03/77	The Associated Cement Co.Ltd. / Systems Analyst	1975
9	BURMAN, S.K.	Director - Manufacturing Services (MACHVIN)	53	2,797,993	M.PHARM., Ph.D.	27	14/04/95	Concept Pharmaceuticals Ltd / General Manager - Works	1986
10	CHANDRASHEKHAR, T.G. (Dr.)	Director - Analytical Research	41	3,125,822	Ph.D.	16	28/07/95	Torrent Pharmaceuticals Ltd. / Scientist - I Head Anal.Dev.	1992
11	CHAUDHRY, PARESH Y.	Director - Corporate Communication	39	2,774,577	B.Sc., M.B.A.	16	29/11/99	Smithkline Beechem Pharma (I) Ltd. / Mgr. - Corporate Comm.	1993
12	CHAWLA, S.K.	Vice President - Internal Audit	53	5,171,097	M.COM., I.C.W.A., P.G.D.B.M.	32	10/07/78	Coal India Ltd. / Dy.Finance Manager	1976
13	CHROMIEC, PRZEMYSLAW *	Sales and Marketing Director	36	2,711,538	MASTER DEGREE IN PHARMACY	14	01/09/99	Polfa Tarchomin / Head of Sales & Marketing Ambulatory Market	1994
14	DANI, SANJEEV I.	Regional Director - India	44	3,740,868	B.PHARM., M.B.A.	20	01/03/01	Johnson & Johnson Ltd. / Vice President - Sales & Marketing	1990
15	DAS, V.N.	Director - EHS	57	2,638,638	B.TECH., Master of Science	33	18/12/95	Bayer (India) Ltd. / VP - Corp.Quality,Director-Mfg (Agrochemicals)	1983
16	DESAI, AMEET H.	Vice President - Mergers & Acquisitions and Business Planning	40	3,788,048	B.B.A., M.B.A.	17	05/07/01	Core Healthcare Ltd. / Vice President - Corporate	1991
17	DHAWAN, VINOD *#	Regional Director	59	15,542,522	B.Sc., B.Sc. (TEXT TECH), M.B.A.	36	01/09/92	Cadbury India Ltd / Vice President - Sales & Dairy Products	1988
18	EASWAR, T.L.	Director - Manufacturing	44	2,502,977	B.TECH. (Chem.Engg.)	17	12/10/98	Sun Pharmaceuticals Ltd. / General Manager (Operations)	1994
19	GOSWAMI, RAHUL	Vice President - Strategic Planning & CIO	49	6,581,060	B.COM.(H), P.G.D.M.	26	15/10/79	Bharat Heavy Electricals Ltd. / Accounts Officer	1977
20	GUPTA, ANIL KR.	Director - Dewas Complex	50	3,697,318	B.TECH., P.G.D.M.	28	28/08/00	Torrent Pharma / Vice President (Ops.)	1999
21	GUPTA, R.C.	Director - Contract Manufacturing	50	2,786,788	B.COM.(H), C.A.	27	28/09/95	Western India Sugar & Chemicals / Executive Director	1992

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
22	JAJU, GOVIND K.	Director - Global Supply Chain	48	3,322,950	B.PHARM., LL.B., DOM	27	04/04/94	Nicholas Piramal (I) Ltd. / Logistics Manager	1991
23	KAPOOR, DINESH *	Country Manager - Myanmar	39	3,667,624	MASTERS IN MKTG. MANAGEMENT	19	30/10/95	Unisearch Limited / Marketing Planning Manager	1986
24	KAPOOR, K.L.	Director-Diagnostics	54	2,555,600	B.Sc., DIP IN MKTG.	33	01/11/94	Eskayef Ltd. / Sales Manager, Sp.Product	1970
25	KAUL, S.D.	Vice President - Corporate Management	46	8,584,084	B.PHARM., P.G.D.M.	23	01/11/84	Roche Pdts Ltd. / Product Manager	1983
26	KAUL, V.K. #	Executive Vice President (Finance & Corporate Services) & Whole Time Director	59	28,786,899	B.Sc.(H), F.C.A.	33	19/11/75	None	–
27	KOH, OON SIM *	Head - Business Development	38	4,373,293	B.Sc. PHARM (NUS-S'pore)	15	01/09/02	ICN Pharmaceuticals / Sales & Mkt. Director - ASEAN	1999
28	KOHLI, RANJIT	Director Finance - Global Manufacturing	48	2,989,887	B.COM., C.A.	23	12/12/94	Telephone Cables Ltd. / General Manager - Corp.Finance	1987
29	KUMAR, AJAY	Director - Contract Manufacturing (Pharma)	49	2,509,665	B.Sc., M.PHARM.	26	09/05/96	Ipca Laboratories Ltd. / Dy.General Manager (Formulation)	1994
30	KUMAR, NARESH (Dr.)	Vice President - Chemical Manufacturing	51	6,137,582	M.Sc., Ph.D.	26	20/04/79	Sarabhai Research Centre / Senior-Chemist Research	1977
31	KUMAR, YATENDRA (Dr.)	Vice President - Chemical Research	48	6,932,087	M.Sc.,Ph.D.	22	29/04/88	University of Michigan Ltd. / Post - doctrol Fellow	1986
32	MAHNA, SANJEEV *	Regional Finance Controller	39	7,268,509	B.COM., C.A., C.S.	17	15/05/89	S.Surana & Co., Chartered Accountants / C.A.	1986
33	MALHOTRA, ATUL	Regional Director - Asia Pacific & Middle East	48	8,968,622	B.TECH.	27	16/04/01	Hindustan Lever Ltd. / Category Development Manager	1976
34	MARTHAK, KIRAN V. (DR.)	Vice President - Clinical Research & Medical Affairs	54	5,535,054	M.B.B.S., T.D.D., M.D., D.B.M.	25	02/08/99	Central Laboratory - Bio-Analy.Res.Corp.,Belgium / Consultant and Rep.in India	1997
35	MATHIAAS, ISAIAH. J.	Director - Internal Audit	52	2,741,826	B.Sc., I.C.W.A., C.S., P.G.D.M.A	22	03/04/00	Mathiaas Packaging Ltd. / Managing Director	1989
36	MEHTA, SUSHIL	Director - Allied Businesses	47	2,942,149	M.Sc. (Microbiology)	23	01/03/01	Becton Dickinson India Ltd. / Business Manager	1996
37	MISHRA, SHIVA KANT (Dr.)	Director - Clinical Research	47	2,507,641	M.Sc., Ph.D.	20	16/06/94	Panaces Biotec Ltd. / General Manager	1993
38	MONIF, TAUSIF (Dr.)	Associate Director - Clinical Pharmacology and Pharmacokinetics	40	2,480,328	M.PHARM., Ph.D.	14	30/04/93	C.D.R.I. / Senior Research Fellow	1989
39	PAREKH, RAMESH	Director - Paonta Complex	53	3,377,844	B.PHARM.	34	19/11/75	Thrifty Stores / Pharmacist	1969
40	PATAWARI, S.K.	Company Secretary	48	2,834,677	M.COM., LL.B., A.C.S.	26	27/12/84	The Institute of Company Secretaries of India / Assistant Director-Research	1981
41	PURDY, SHONA (Dr.)	Head - Organisation Development and Training	39	3,042,093	B.Sc., Ph.D., DMS	19	15/04/02	Eicher Consulting Services / Chief Consultant & Location Head, Delhi	2000
42	PUROHIT, A.K. (Dr.)	Vice President - International Marketing Development	51	4,510,218	M.B.B.S., M.D.	23	31/12/90	Cadila Laboratories / Medical Advisor	1983
43	RAMMOHAN, N. *	Business Manager	39	2,708,421	B.Sc.	15	18/10/88	None	–
44	RAMPAL, ASHOK KR.	Vice President - NDDS	51	5,796,964	M.PHARM.	25	03/06/97	Ranbaxy Lilly Co. / Director - Pharma Research	1996
45	RANGARAJAN, S.	Director - Quality Assurance	54	2,941,300	M.Sc.	31	03/09/93	United Brewaries Ltd. / Manager - Quality Assurance	1990
46	RATTAN, ASHOK (Dr.)	Director - Microbiology	51	3,841,141	M.B.B.S., M.D.	25	29/06/98	AIIMS / Addl. Professor	1987
47	RENATA, NOWACKA *	Country Manager	41	4,603,087	Master of Economy	17	01/04/97	Glaxo Wellcome / Director Administration	1989

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross Remune-ration (Rs.)	Qualifications	Experi-ence (Years)	Date of Appoint-ment	Last Employment/ Designation Held	Last Employment Since
48	ROY, DILIP	Director - Human Resources	44	2,964,531	B.A.(H), PGDPM&IR	21	20/11/91	Indian Aluminium Company Ltd. / Personnel Superintendent	1982
49	SAIGAL, MUNISH	Director - Forex Operations	49	2,734,971	M.Sc.(H)	24	29/09/95	Brisk Foreign Exchange Company / Vice President	1993
50	SAINI, DEVENDRA KUMAR *	Finance Director	37	3,243,341	B.COM.	18	03/08/92	VTL India Ltd / Sr. Accountant	1990
51	SAINI, KULVINDER SINGH (Dr.)	Director - Biotechnology	47	3,871,596	M.Sc., Ph.D.	15	13/05/02	Alphagene Inc. MA, USA / Associate Director	2000
52	SAMPATH, VIJAYA (MS.) #	Vice President - Legal & Secretarial	50	4,998,078	B.A., LL.B., F.C.S.	19	21/10/02	Jyoti Sagar Associates, New Delhi / Partner	2000
53	SETHI, SANJEEV KR.	Associate Director - Pharma Research	36	2,537,334	M.PHARM.	14	17/07/89	None	–
54	SETYAWAN TJAHJANA *	Head - Human Resources	42	3,891,430	M.B.A. (RSM-the Netherlands)	18	01/07/02	April, Ltd. / General Manager - HR	2001
55	SHARMA, NEERAJ	General Manager - Business Development, Latin America	31	4,569,392	B.E., M.B.A.	8	05/06/95	None	
56	SINGAL, LALIT KUMAR *	Finance Manager	36	3,517,754	B.COM., F.C.A., A.C.S.	12	01/11/99	Nicholas Piramal India Ltd / Asst.GM Finance	1996
57	SINGH, MALVINDER MOHAN	President - Pharmaceuticals & Whole-time Director	31	5,614,737	B.A., GCIBEBC, M.B.A.	10	25/05/98	Merrill Lynch, Singapore / Summer Associate, Corp. Finance	1997
58	SINGH, MANINDER	Director - Finance & Treasury	39	3,412,486	B.COM.(H), C.A.	15	17/10/88	Harji Engineering Works (P) Ltd. / Finance Manager	1988
59	SINGH, RAJAN BIR	Director - Systems	42	2,469,986	B.Sc.(Elect.Engg.), P.G.D.C.A.	20	17/01/94	Wipro Infotech Ltd. / Area Support Manager	1990
60	SRINIVAS, K.	Vice President - API Business & Strategic Purchasing	50	6,225,576	M.COM.,M.B.A.	25	15/10/85	Hindustan Ciba Geigy Ltd. / Purchase Executive	1983
61	SWAMINATHAN, RAVI KUMAR *	Business Manager	34	4,313,251	Pharmacist	12	23/06/97	Natco Pharma Ltd. / Manager	1991
62	TEMPEST, BRIAN W. (Dr.)	Jt.Managing Director and CEO Designate	56	36,486,435	B.Sc.(H) Chem., Ph.D.in Polymer Chem.	32	01/04/01	Fisons / Worldwide Commercial Operations Director	1992
63	UPENDRA, UDAI	Vice President - Global Human Resources	51	7,857,447	B.B.A.(BHU), M.B.A.	32	16/04/01	Colgate Palmolive India Ltd. / Vice President- Human Resources	1992
64	VASUDEVAN, B.	Director - Manufacturing	50	2,806,617	M.TECH.(CE)	26	25/11/91	Armour Chemicals / Manufacturing Manager	1990
B. EMPLOYED FOR PART OF THE YEAR									
1	BAGATI, ADEEP (Dr.)	Head - Corporate & Regulatory Affairs	44	2,834,236	B.Sc., M.PHARM., Ph.D.	19	25/09/92	A.I.I.M.S. / Project Officer- R&D	1991
2	CHAKRABORTY, SUDEB K.	Medical Sales Repesentative	60	263,429	B.COM.	37	18/05/76	Glaxo / Sales Representative	1966
3	CHAUHAN, VIJAY SINGH (Dr.)	Head - Herbal Drug Research	51	2,508,406	B.A.M.S., M.D. (Ayurveda)	23	03/12/01	Gufic Biosciences Ltd. / Vice President (Herbal Deptt.)	1996
4	DEVA, ARUN KUMAR	Medical Sales Repesentative	40	533,109	B.Sc.	16	01/03/90	Anand Synthochem / Sales Representative	1987
5	DHAR, RAJESH	Director - Blue-R	37	1,864,907	B.Sc., P.G.D.B.M., PGDAPR	15	09/03/00	Alkem Laboratories Ltd. / General Manager - Marketing	1999
6	D'SOUZA, NATHALIN	Personal Assistant	40	502,813	B.COM.	18	03/04/86	Blue Star Ltd./ Clerk cum Typist	1985
7	GOWRISHANKAR, R. (Dr.)	Director - Clinical Research	55	2,214,947	M.B.B.S., M.D. (MICRO.)	28	31/07/95	Astra IDL Ltd. / Medical Controller	1984
8	KALRA, SUNIL	General Manager - Forex Operations	31	999,132	B.E., M.B.A.	7	18/08/03	Deutsche Bank / Vice President - Global Marketing	1996
9	KRISHNA KUMAR, C. *	Finance Manager	40	2,396,877	B.COM., A.C.A.	12	01/09/95	Sky Butterfly Co. Ltd. Thailand / Asst. Finance Mgr.	1995

SL. No.	NAME	DESIGNATION (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
10	KUNTE, UMESH M.	General Manager - Super Specialities	35	708,586	B.PHARM., MMM	13	01/11/00	USV Ltd. / Marketing Manager	1997
11	MAKODAY, SUNIL P.	General Manager - Public Relations	58	1,331,479	M.A., LL.B. (HONS)	30	12/01/86	Steel Tubes of India Ltd. / Administrative Officer	1977
12	MALHOTRA, VISHAL	Vice President - Fermentation and Engineering & Facilities Planning (API)	52	1,363,233	B.TECH.	29	09/09/03	Max India Ltd. / CEO-Pharmaceuticals	1984
13	MALIK, RAJIV	Vice President - Pharma Research & Regulatory Affairs	43	8,727,176	M.PHARM.	20	28/05/91	Concept Pharmaceuticals Ltd. / Dy.Manager - R& D	1989
14	MOOKHTIAR, KASIM A. (Dr.)	Vice President - New Drug Discovery Research	47	7,920,495	MS., Ph.D.	11	03/04/03	Bristol Myers Squibb (BMS) / Director	1992
15	NAIK, DEEPAK	Director - India Operations	40	980,184	M.Sc., DCE, MMS	15	18/08/03	Wockhardt Ltd. / Vice President (Sales & Marketing)	1992
16	RAIZADA, B.K.	Senior Vice President	60	9,408,032	B.COM., C.A.	35	23/04/73	Warner Hindustan Ltd. / Manager-Audit & Systems	1968
17	RAMANATHAN, VIKRAM K.	Associate Director - Metabolism & Pharmacokinetics (NDDR)	36	1,030,458	B.PHARM., Ph.D.	7	01/09/03	Glaxo Smithkline Pharmaceuticals, USA / Researach Sr. Investigator	1997
18	RAMASUNDAR, RAM S.	Executive Vice President - Finance & CFO	53	2,158,892	B.COM., C.S., C.A., P.G.D.M.	25	15/10/03	Nipuna Services Ltd., Hyderabad / Chief Operating Officer	2003
19	SALMAN, MOHAMMAD (Dr.)	Director - Medicinal Chemistry	47	2,641,511	M.S., Ph.D.	27	23/05/96	University of Texas Health Science Center / Assistant Professor	1994
20	SANDHU, GURPREET	Senior Manager - Marketing, International Trading	39	790,426	B.Sc.(H), M.B.A.	13	01/08/00	Rallis India Ltd. / Marketing Manager	1996
21	SHARMA, MANJARI	Medical Sales Repesentative	30	151,675	B.Sc.	7	19/11/97	None	–
22	SHARMA, RAJIV KUMAR *	Country Manager	35	386,952	B.Sc.	15	15/04/00	Mega Products Ltd. / National Business Manager (Vietnam & Cambodia)	1999
23	SINGH, DINESH KUMAR	Medical Sales Repesentative	41	632,964	B.Sc.	17	23/07/86	None	–
24	SINHA, NIRMALYA (Dr.)	Senior Manager - Production	44	361,232	M.Sc., Ph.D.	17	16/03/88	North-East Chemicals Ltd. / Development Executive	1986
25	SIVAKUMAR, G.	Sales Development Manager - Formulations	33	768,453	B.PHARM.	11	11/01/93	None	–
26	THAKUR, DINESH SINGH	Director-Research Information & Project Management	36	3,892,134	MS (Chem.Engg), MS (Comp.Engg)	14	30/06/03	Bristol-Myers Squibb Pharmaceutical Res. Inst. / Director, Software Development & Delivery	2000
27	VASUDEVA, TAVINDER JIT SINGH *	Country Manager	45	4,856,160	Pharmacist	25	03/08/93	Glaxo Laboratories Limited / Regional Sales Manager	1978
28	YAGNIK, BHAGWAT	Director - Human Resources	45	2,795,609	B.Sc., M.A. (Psychology), M.PHIL	16	02/01/03	Biological E.Ltd. / Director-Corporate Affairs	1999

* Employees working overseas (remuneration paid converted into Indian Rupees)

\# Employees separated on 31.12.03

Notes:
1. The nature of employment in all cases is contractual.
2. Gross Remuneration excludes contributions to Gratuity Fund.
3. None of the employees is related to any of the Directors of the Company except Mr. Malvinder Mohan Singh, who is related to Mr. Harpal Singh, a Director of the Company.

NOTES

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND SUCH PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE PROXIES TO BE EFFECTIVE, SHOULD BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LATER THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.**
2. The Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 is given below and forms part of the Notice.
3. M/s Alankit Assignments Ltd. (Alankit), 2E/8, 1st Floor, Jhandewalan Extension, New Delhi-110 055 is the Registrar and Share Transfer Agent for physical shares of the Company. Alankit is also the depository interface of the Company with both NSDL and CDSL.

   However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at 25, Nehru Place, New Delhi-110 019. Tel No. 011-26476092; email address: secretarial@ranbaxy.com.
4. The Register of Members and Share Transfer Books of the Company will remain closed from Saturday, June 12, 2004 to Friday, June 25, 2004 (both days inclusive).
5. Final Dividend on Equity Shares as recommended by the Board of Directors for the year ended December 31, 2003, when declared at the Annual General meeting will be paid to the members whose names appear-
   i) as Beneficial Owners as per list to be furnished by the Depositories in respect of the shares held in demat form and
   ii) as Members on the Register of Members of the Company as on June 25, 2004 after giving effect to all valid share transfers in physical form which would be received by the Company upto end of business hours on June 11, 2004.
6. The Company has transferred unclaimed amounts of dividends paid upto March, 1997 to the General Revenue Account/Investor Education and Protection Fund of the Central Government as required under Sections 205A and 205C of the Companies Act, 1956.

   The dividends paid on 24.10.1997, 26.03.1998 and 06.10.1998 and remaining unclaimed will be transferred on the due dates in the year 2004 and 2005 to the Investor Education and Protection Fund established by the Central Government under Section 205C of the Companies Act, 1956.

   Members who have not encashed their dividend warrants within the validity period may write to the Company Secretary, Ranbaxy Laboratories Limited, 25 Nehru Place New Delhi- 110 019, for obtaining payment in lieu of such warrants.
7. The bank account particulars of the members will be printed on the dividend warrants. In respect of shares held in physical form, the bank account particulars should be sent to the Company or Alankit.

   Members holding shares in demat form must give particulars of their bank account to their Depository Participants; the Company or Alankit will not act on any such request received from the members for change in their bank account particulars. Further, instructions given by members for shares held in physical form would not be applicable to the dividend paid on shares also held in demat form.
8. The documents referred to in the proposed resolutions are available for inspection at the Registered Office of the Company during working hours between 9.30 A.M. to 1.00 P.M. except on holidays.
9. The Certificate from the Auditors of the Company certifying that the Employees Stock Option Scheme of the Company is being implemented in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 as amended and in accordance with the resolution of the general body will be available for inspection to members at the meeting.
10. Members seeking any information relating to the Accounts may write to the Company at 25, Nehru Place, New Delhi-110019, for the attention of Mr. S.K. Patawari, Company Secretary at the earliest.
11. Members/proxies should bring the attendance slips duly filled in and signed for attending the meeting.
12. Members who hold shares in physical form may nominate a person in respect of all the shares held by them whether singly or jointly. Members who hold shares singly are advised to avail of the nomination facility by filing Form 2B in their own interest. Blank forms will be supplied by the Company on request. Members holding shares in demat form may contact their respective depository participants for recording of nomination.
13. Payment of Dividend through ECS :
    a) Members holding shares in physical form are advised to submit particulars of their bank account, viz., name and address of the branch of the bank, 9 digit MICR code of the branch, type of account and account number latest by June 11, 2004, to the Company Secretary at 25, Nehru Place, New Delhi-110019.
    b) Members holding shares in demat form are advised to inform the particulars of their bank account to their respective depository participants.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

ITEM NO. 7

Mr. V.K. Kaul retired as Executive Vice President-Finance & Corporate Services and Whole-time Director of the Company on December 31, 2003 after serving the Company for 28 years.

Mr. Kaul was appointed as an Additional Director of the Company pursuant to Section 260 of the Companies Act, 1956 and Articles of Association of the Company effective January 1, 2004 and holds office upto the date of this Annual General Meeting.

Mr. Kaul aged about 60 years is a Fellow Member of the Institute of Chartered Accountants of India.

Nature of expertise in specific functional area - Finance and Taxation

He is a member of the following committees of the Board of Directors of the Company :

1. Shareholders/Investors Grievance and Share Transfer Committee
2. ESOPS Allotment Committee

Mr. Kaul is a Director and Member of Committees of the Boards of other public limited companies as under :

Directorship

(1) Fortis Securities Ltd.
(2) Fortis Financial Services Ltd.
(3) Fortis Healthcare Ltd.
(4) Oscar Investments Ltd.
(5) Fortis Healthcare Holdings Ltd.
(6) Fortis Medical Centre Holdings Limited
(7) SRL Ranbaxy Ltd.

Member of Committees of the Boards

(1) Fortis Healthcare Ltd.
  – Audit Committee
  – Management Committee
(2) Fortis Financial Services Ltd.
  – Audit Committee
(3) Oscar Investments Ltd.
  – Audit Committee
  – Shareholders/Investors Grievance and Share Transfer Committee
(4) Fortis Securities Ltd.
  – Audit Committee
(5) SRL Ranbaxy Ltd.
  – Remuneration Committee – Chairman

The Company has received a notice alongwith requisite fee from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Kaul as a Director of the Company.

The Board of Directors considers that in view of his knowledge and experience over long years in the Company, it would be in the interest of the Company to appoint him as a Director of the Company.

The Board recommends the resolution for approval of members.

Mr. Kaul is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

ITEM NO. 8

Mr. Gurcharan Das was appointed as an Additional Director of the Company pursuant to Section 260 of the Companies Act, 1956 and Articles of Association of the Company effective January 23, 2004 and holds office upto the date of this Annual General Meeting.

Mr. Das aged 60 years is a graduate from Harvard University. He is a writer, author and distinguished management consultant and advises companies on global corporate strategy. He was CEO of Procter & Gamble - India and Vice President, Procter & Gamble Far East during 1985-92 and thereafter Vice President and Managing Director, Procter & Gamble worldwide until 1995. Earlier, he was Chairman & Managing Director of Richardson Hindustan Ltd. during 1981-85. He is the author of the international best seller, "India Unbound", which has been published in many countries and languages and filmed by BBC. He writes a regular column in the Times of India.

He was Additional Director of the Company from January 27, 2000 to April 29, 2000 and had to resign from the Directorship of the Company in keeping with RBI regulations in the context of his being the Chairman of the Indian Advisory Board of Citibank, a banker of the Company.

Nature of expertise in specific functional area - Global Corporate Strategy and General Management

Mr. Das is a Director of the Boards of other public limited companies as under :

Directorship

(1) Zodiac Clothing Company Ltd.
(2) Crest Communication Ltd.
(3) Arcus Ltd.
(4) Birla Capital International Trustee Company
(5) Mastek Ltd.
(6) Fortis Healthcare Ltd.
(7) Berger Paints India Ltd.

The Company has received a notice alongwith requisite fee from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Das as a Director of the Company.

The Board of Directors considers that in view of the background and experience of Mr. Das, it would be in the interest of the Company to appoint him as a Director of the Company.

The Board recommends the resolution for approval of members.

Mr. Das is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

ITEM NOS. 9 & 10

Mr. Malvinder Mohan Singh was appointed as an Additional Director of the Company pursuant to Section 260 of the Companies Act, 1956 effective January 1, 2004. The Company has received a notice alongwith requisite fee from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Singh as a Director of the Company.

The Board appointed Mr. Malvinder Mohan Singh as President Pharmaceuticals and Whole-time Director of the Company effective January 1, 2004 for a period of five years.

Mr. Singh aged about 31 years, is an Honours Graduate in Economics from Delhi University followed by a Masters degree in Business Administration from the Duke University, USA. He started his career with the American Express Bank and after holding several positions in the Company, he successfully led the India region as Regional Director in 2003 showing commendable growth and turnaround in business performance. His successful out-licensing of RBx 2258, the first NCE of the Company to Schwarz Pharma of Germany as Director Global Licensing and Business Development was also a notable achievement.

In terms of the Articles of Association of the Company, Mr. Singh being a Whole-time Director will not be subject to retirement by rotation.

The remuneration and perquisites as set out in the Resolution are in accordance with the provisions of Schedule XIII to the Companies Act, 1956.

Mr. Singh is a Director and member of Committees of the Boards of other public limited companies as under :

Directorship

(1) Rexcel Pharmaceuticals Ltd.
(2) Solus Pharmaceuticals Ltd.
(3) Gufic Pharma Ltd.
(4) Oscar Investments Ltd.
(5) Fortis Financial Services Ltd.
(6) Fortis Securities Ltd.
(7) Fortis Comdex Ltd.
(8) DCM Benetton India Ltd.
(9) SRL Ranbaxy Ltd.
(10) Fortis Medical Centre Holdings Ltd.
(11) Fortis Healthcare Holdings Ltd.
(12) Shimal Research Laboratories Ltd.
(13) Fortis Healthcare Ltd.

Member of Committees of the Boards

(1) Oscar Investments Ltd.
- Audit Committee
- Shareholders/Investors Grievance and Share Transfer Committee

(2) Fortis Financial Services Ltd.
- Audit Committee
- Shareholders/Investors Grievance and Share Transfer Committee

(3) Fortis Healthcare Ltd.
- Audit Committee – Chairman
- Management Committee

(4) SRL Ranbaxy Ltd.
- Audit Committee
- Remuneration Committee

Nature of expertise in specific functional area - Business Management

The Board recommends the resolution for approval of members.

Mr. Malvinder Mohan Singh is interested or concerned in the proposed Resolution. Mr. Harpal Singh being related to him may be deemed to be interested in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

This should be considered as an abstract of the terms of appointment and payment of remuneration to Mr. Singh as Whole-time Director and a memorandum as to the nature of the concern or interest of the Director as required under section 302 of the Companies Act, 1956.

ITEM NO. 11

Dr. Brian W. Tempest, President-Pharmaceuticals and Whole-time Director of the Company was elevated and appointed by the Board to the position of Joint Managing Director and CEO Designate from January 1, 2004 to July 4, 2004 and as Chief Executive Officer and Managing Director from July 5, 2004 to December 31, 2007.

Dr. Tempest, a PhD in Chemistry from the Lancaster University joined the Company in 1995 as "Regional Director- Europe, C.I.S and Africa" and was appointed as "President (Pharmaceuticals)" effective January 1, 2000. He has over 32 years experience in the pharmaceutical industry, having held responsible positions earlier in his career with Fisons plc., Glaxo Holdings, Beecham and G.D.Searle. He was appointed as a Whole-time Director of the Company on July 9, 2001.

In terms of Articles of Association of the Company, Dr. Tempest being a Managing Director will not be subject to retirement by rotation.

The remuneration and perquisites as set out in the Resolution are in accordance with the provisions of Schedule XIII to the Companies Act, 1956.

The Board recommends the resolution for approval of members.

Nature of expertise in specific functional area - Pharmaceutical Business

Dr. Tempest is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

This should be considered as an abstract of the terms of appointment and payment of remuneration to Dr. Tempest and a memorandum as to the nature of the concern or interest of the Director as required under section 302 of the Companies Act, 1956.

ITEM NO. 12

At the 38th Annual General Meeting held on June 8, 1999, the shareholders had approved the payment of commission to the Non-executive Directors of the Company as may be determined by the Board of Directors or a Committee thereof from time to time not exceeding one percent of net profit of the Company in the aggregate for all the Non-executive Directors in a financial year as provided under Section 309(4) of the Companies Act, 1956 for a period of five years commencing from January 1, 1999.

It is proposed to authorise the Board of Directors or a Committee thereof to determine and pay commission to the Non-executive Directors of the Company from time to time not exceeding one percent of net profit of the Company in the aggregate for all the Non-executive Directors in a financial year for a further period of five financial years of the Company commencing from January 1, 2004.

The Board recommends the Resolution for approval of members.

Non-executive Directors may be deemed to be interested or concerned in the proposed Resolution. None of the Executive Directors of the Company are interested or concerned in the proposed Resolution.

By Order of the Board

Place : New Delhi
Dated : May 14, 2004

S.K. PATAWARI
Company Secretary

Brief Resume and other information in respect of Non-Executive Directors seeking re-appointment at the Annual General Meeting :

Mr. Tejendra Khanna

Mr. Tejendra Khanna, aged about 65 years holds an M.Sc. degree in Physics from the Patna University and an M.A. degree from the University of California, Berkeley, USA. He joined the Indian Administration Service (IAS) in 1961.

During the course of his career as an IAS officer, he held important positions in the Government of India and Punjab that included the following :

Government of Punjab
- Managing Director, Punjab State Industrial Development Corporation
- Secretary, Irrigation, Power and Public Works
- Financial Commissioner, Revenue
- Chief Secretary

Government of India
- Commercial Counsellor, Indian High Commission, UK
- Chief Controller of Imports & Exports
- Food Secretary
- Commerce Secretary

After his retirement in December, 1996, he served as Lieutenant Governor and Administrator of the Union Territory of Delhi.

He is currently member of the following :
- Indo-German Consultative Group (Ministry of External Affairs, Govt. of India)
- Indo-Russian Eminent Persons Group (Ministry of External Affairs, Govt. of India)
- Governing Body of The Energy and Resources Institute (T.E.R.I.)
- Governing Body of HelpAge India
- Indian Institute of Public Administration (Life member)
- Bhartiya Vidya Bhawan (Life member)
- India International Centre
- India Habitat Centre

He joined the Board of Directors of the Company in September 1998 and was elected as Chairman of the Board of Directors in July 1999.

He is a member of the following committees of the Board of Directors of the Company :

1. Management Committee
2. Audit Committee
3. Finance Committee
4. Compensation Committee
5. Shareholders/Investors Grievance and Share Transfer Committee
6. ESOPs Allotment Committee

} Chairman

7. Science Committee – Member

Nature of expertise in specific functional area – International trade relations & policy and industrial promotion

He is a Director and member of Committees of the Boards of other public limited companies as under :

Directorship
(1) Nestle India Ltd.
(2) Tata AIG General Insurance Company Ltd.
(3) The Indian Hotels Company Ltd.

Member of Committees of the Boards
(1) Nestle India Ltd.
- Audit Committee – Chairman

(2) Tata – AIG General Insurance Co. Ltd.
- Remuneration Committee – Chairman

Mr. Vivek Bharat Ram

Mr. Vivek Bharat Ram aged about 60 years holds a B.S. Industrial Engineering degree from the University of Michigan, Ann Arbor, Michigan, USA. He hails from a reputed industrialist family and is currently Chairman & Senior Managing Director of DCM Benetton India Ltd, Chairman of Shriram Global Enterprises Ltd. and Chairman of New Horizons India Ltd. He joined the Board of Directors of the Company in the year 1992.

He is a member of the following committees of the Board of Directors of the Company :

1. Management Committee
2. Compensation Committee
3. Audit Committee
4. Finance Committee
5. Shareholders/Investors Grievance and Share Transfer Committee
6. ESOPs Allotment Committee

Nature of expertise in specific functional area – Corporate business and commercial

He is a Director and member of Committees of the Boards of other public limited companies as under :

Directorship
(1) Shriram Global Enterprises Ltd.
(2) New Horizons India Ltd.
(3) DCM Benetton India Ltd.
(4) DCM Services Ltd.

Member of Committees of the Boards
(1) New Horizons India Ltd.
- Audit Committee – Chairman

(2) DCM Benetton India Ltd.
- Audit Committee

Mr. Vivek Mehra

Mr. Vivek Mehra aged about 49 years holds a B.Com (Honours) degree from Shriram College of Commerce, Delhi and is a fellow member of the Institute of Chartered Accountants of India, in practice for the last 25 years. He is presently Executive Director of PricewaterhouseCoopers Pvt.Ltd. In the past he has been a Director on the Boards of Union Bank of India for 6 years and Punjab & Sind Bank for 4 years.

He is a member of the following committees of the Board of Directors of the Company :

1. Audit Committee
2. Finance Committee

Nature of expertise in specific functional area – International taxation, joint venture consultancy and regulatory matters

He is not holding directorship in any other company.

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar - 160 055, Distt. Ropar (Punjab)

ATTENDANCE SLIP

43rd Annual General Meeting
June 25, 2004

Full Name of the Shareholder/Proxy attending the meeting

....

(First Name) (Second Name) (Surname)

FIRST HOLDER/JOINT HOLDER/PROXY
(Strike out whichever is not applicable)

FULL NAME OF FIRST HOLDER..
(If Jointholder/Proxy attending) (First Name) (Second Name) (Surname)

....
Signature of the Shareholer/Proxy

Please note that no gifts/Company products will be given at the meeting

---

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar - 160 055, Distt. Ropar (Punjab)

PROXY FORM

Folio No. ....
DPID ID ....
Client ID ....

I/We .... of ....

....
(Full Address)

in the State of .... being a member(s) of Ranbaxy Laboratories Limited

hereby appoint ....
(Name in Blocks)

of .... in the State of .... or failing
(Address)

him/her .... of ....
(Name in Blocks) (Address)

in the State of as my / our proxy to vote for me/us and on my / our behalf at the 43rd Annual General Meeting of the Company to be held on **Friday June 25, 2004 at 11 A.M. at Auditorium of The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, S.A.S. Nagar (Mohali) - 160 062, Punjab** and at any adjournment thereof.

As WITNESS my/our hand/hands is/are affixed this .... day of 2004
(Date) (Month)

Affix
30 Paise
Revenue
Stamp

Signature..

Note : 1. The proxy need not be a member of the Company.
2. The proxy form duly signed across 30 paise Revenue Stamp should reach the Company's Registered Office at least 48 hours before the time of the meeting.